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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

PARADIGM HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69901V106

(CUSIP Number)

Martin M. Hale, Jr.
570 Lexington Avenue
49th Floor
New York, NY 10022
212-751-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

May 26, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 69901V106	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON

	Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		1,729,752 Shares

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
		1,729,752 Shares
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,729,752 Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	3.79%
14	TYPE OF REPORTING PERSON

	PN

CUSIP No. 69901V106	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON

	Hale Fund Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		1,729,752 Shares

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
		1,729,752 Shares
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		1,729,752 Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	3.79%
14	TYPE OF REPORTING PERSON

	OO

CUSIP No. 69901V106	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON

	Martin M Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Untied States
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		3,428,571 Shares

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
		3,428,571 Shares
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		3,428,571 Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	7.52%
14	TYPE OF REPORTING PERSON

	IN

CUSIP No. 69901V106	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON

	EREF PARA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		1,698,819 Shares

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
		1,698,819 Shares
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		1,698,819 Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	3.73%
14	TYPE OF REPORTING PERSON

	OO

CUSIP No. 69901V106	SCHEDULE 13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON

	Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		1,698,819 Shares

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
		1,698,819 Shares
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		1,698,819 Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	3.73%
14	TYPE OF REPORTING PERSON

	OO

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A amends the Schedule 13D filed on April 24, 2009 [File Number 005-31925](the "Original Schedule 13D"), on behalf of the following persons (collectively, the "Reporting Persons"): (i) Hale Capital Partners, LP, a Delaware limited partnership ("HCP"); (ii) Hale Fund Partners, LLC, a Delaware limited liability company (“HFP”); (iii) EREF PARA, LLC, a Delaware limited liability company ("EREF"); (iv) Hale Fund Management, LLC,  a Delaware limited liability company (HFM); and (v) Martin Hale, Jr., an individual (“MH”). Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged. All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D.

ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original 13D is being amended to include the following:

On May 26, 2010 (the “Closing Date”), the Issuer entered into a Stock Purchase Agreement (the “2010 Purchase Agreement”) with HCP and EREF (together, the “Purchasers”) and consummated the issuance and sale to the Purchasers pursuant to such 2010 Purchase Agreement, for an aggregate purchase price of $4,000,000 in cash of Senior Secured Subordinated Notes in the aggregate principal amount of $4,000,000 (the “Notes”). Each of the Purchasers financed such purchase using its own working capital.  In addition, pursuant to the 2010 Purchase Agreement, the Issuer consummated the issuance and sale to the Purchasers of 3,428,571 shares of Common Stock(the “Common Shares”), at a purchase price of $0.086 per share, in lieu of a cash payment owed by the Issuer to the Purchasers with respect to the financing fee in connection with the transactions contemplated by the 2010 Purchase Agreement.

ITEM 4.               PURPOSE OF TRANSACTION

Item 4 of the Original 13D is being amended to include the following:

Pursuant to the 2010 Purchase Agreement, on the Closing Date, the Purchasers purchased Notes in the aggregate principal amount of $4,000,000 (the “Notes”) and 3,428,571 Common Shares. The amounts outstanding under the Notes, from time to time, may be converted into shares of common stock of the Issuer at the option of the Holder at any time following the failure by the Issuer to redeem the Notes to the extent required pursuant to the terms of the Notes, at a conversion price of $0.086 per share of Common Stock, as more fully described in the Note, which is attached hereto as Exhibit 9.  The shares of common stock were acquired by the Purchasers in lieu of a cash payment owed by the Issuer to the Purchasers with respect to the financing fee in connection with the transactions contemplated by the 2010 Purchase Agreement at a purchase price of $0.086 per share.

Concurrently with the execution of the 2010 Purchase Agreement, the Issuer and the Purchasers entered into the following documents with respect to the grant to the holders of Notes of security interests in the assets of the Issuer (the “Security Agreements”):

(i)	Security Agreement, a copy of which is attached as Exhibit 10 to this Statement and incorporated herein by reference;

(ii)	Trademark Security Agreement, a copy of which is attached as Exhibit 11 to this Statement and incorporated herein by reference;

(iii)	Patent Security Agreement, a copy of which is attached as Exhibit 12 to this Statement and incorporated herein by reference; and

(iv)	Copyright Security Agreement, a copy of which is attached as Exhibit 13 to this Statement and incorporated herein by reference.

As an inducement for the Purchasers to acquire the Notes, certain subsidiaries of the Issuer guaranteed the Issuer’s obligations under the Notes by executing and delivering the guarantees, a copy of the form of which is attached as Exhibit 14 to this Statement and incorporated herein by reference (the “Guaranties”).

Concurrently with the execution of the 2010 Purchase Agreement, the Issuer and the Purchasers entered in to that certain Consent and Amendment to the Purchase Agreement, a copy of which is attached as Exhibit 15 to this Statement and incorporated herein by reference (the “Amendment to the Purchase Agreement”), pursuant to which the Purchaser consented to the transactions contemplated by the 2010 Purchase Agreement in their capacity as purchasers pursuant to the Purchase Agreement and waived certain rights with respect to the Purchase Agreement and the Warrants, including, without limitation, the requirement to reserve shares with respect to the Warrants prior to the Amendment Date.

As a condition to the consent of Silicon Valley Bank to the transactions contemplated hereby, the Purchasers also entered into that certain Subordination Agreement, which is attached hereto as Exhibit 16 (the “Subordination Agreement”), pursuant to which the Purchasers subordinated certain rights with respect to the Notes to certain outstanding indebtedness owed by the Issuer to Silicon Valley Bank.

The Purchasers entered into the transactions contemplated by the 2010 Purchase Agreement in the ordinary course of business for investment purposes.  Mr. Hale currently serves on the Issuer’s Board of Directors.

ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original 13D is being amended and restated as follows:

(a)                 See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)                See Items 7 though 10 of the cover pages to this Statement for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)                Except as set forth herein, none of the Reporting Persons have effected any transaction in the Issuer’s stock during the past 60 days.

(d)                Not applicable.

(e)                Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is hereby made to the description in Item 4 above of the 2010 Purchase Agreement, the Security Documents, the Guarantees, the Subordination Agreement, the Amendment to the Purchase Agreement (collectively, the “Transaction Documents”).

The foregoing description of the terms of the Transaction Documents thereto is not complete and is qualified in its entirety by reference to the Transaction Documents, copies of which are attached as Exhibits 8-14 to this Statement and incorporated herein by reference.

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS

Item 5 of the Original 13D is being amended to include the following:

Exhibit 8	Securities Purchase Agreement dated May 26, 2010 among Paradigm Holdings, Inc. Hale Capital Partners, LP and EREF PARA, LLC

Exhibit 9	Form of Note

Exhibit 10	Security Agreement

Exhibit 11	Trademark Security Agreement

Exhibit 12	Patent Security Agreement

Exhibit 13	Copyright Security Agreement

Exhibit 14	Guaranty

Exhibit 15	Consent and Amendment to Preferred Stock Purchase Agreement

Exhibit 16	Subordination Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2010

HALE CAPITAL PARTNERS, LP

By:	/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr., its Chief Executive Officer

HALE FUND PARTNERS, LLC

By:	/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr., its Chief Executive Officer

EREF PARA, LLC

By: Hale Fund Management, LLC, its Managing Member

By:	/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr., its Chief Executive Officer

HALE FUND MANAGEMENT, LLC

By:	/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr., its Chief Executive Officer

/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr.

Exhibit 8

EXECUTION VERSION

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement is entered into and dated as of May 26, 2010 (this “Agreement”), by and among Paradigm Holdings, Inc., a Wyoming corporation (the “Company”), Hale Capital Partners, LP, a Delaware limited partnership (“Hale Capital”), and each of the other purchasers identified on the signature pages hereto (each, a “Purchaser” and, collectively with Hale Capital, the “Purchasers”).

A.           The Company and each Purchaser is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “Commission”) under the 1933 Act.

B.           The Company has authorized Senior Secured Subordinated Notes, in the form attached hereto as Exhibit A (the “Notes”).

C.           Each Purchaser wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) the aggregate original principal amount of the Notes set forth opposite such Purchaser’s name in column (3) on the Schedule of Purchasers, and (ii) as a financing fee in connection with the issuance of the Notes, such number of shares Common Stock set forth opposite such Purchaser’s name in column (4) on the Schedule of Purchasers (together with any shares of Common Stock issuable upon conversion of the Note, if any, the “Common Shares”).

D.           Concurrently herewith, the parties hereto shall execute and deliver an amendment to that certain Preferred Stock Purchase Agreement, dated February 27, 2009, by and between the Company and the Purchasers (the “Preferred Purchase Agreement”) in the form attached hereto as Exhibit B (the “Amendment”, and the Preferred Purchase Agreement as amended by the Amendment, the “Amended Preferred Purchase Agreement”), pursuant to which the Company has agreed to provide certain registration rights with respect to the Common Shares and amend the Company’s option to repurchase the Preferred Shares (as defined in the Preferred Purchase Agreement) as provided therein.

E.           The Notes and the Common Shares are collectively referred to herein as the “Securities.”

F.           The Notes will be secured by a second priority perfected security interest in all of the assets of the Company and its direct and indirect U.S. Subsidiaries (as defined below), including a pledge of all of the capital stock of each of the Company’s U.S. Subsidiaries and 2/3rds of the capital stock of each of the Company’s non-U.S. Subsidiaries, (i) as evidenced by a security agreement in the form attached hereto as Exhibit C (the “Security Agreement”, and together with the Security Agreement and the other security documents and agreements entered into in connection with this Agreement and each of such other documents and agreements, as each may be amended or modified from time to time, collectively, the “Security Documents”), (ii) each of its U.S. Subsidiaries and Paradigm Holdings, Inc., a Nevada corporation, which was formed for the purpose of the Reincorporation (as defined below), will execute a guaranty in favor of each Purchaser, in the form attached hereto as Exhibit D (collectively, the “Guaranties”) pursuant to which each of them guarantees the obligations of the Company under the Transaction Documents (as defined below) and a subordination agreement in the form attached hereto as Exhibit E.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser, severally and not jointly, agree as follows:

ARTICLE I.
DEFINITIONS

1.1         Definitions.  In addition to the terms defined elsewhere in this Agreement, the following terms shall have the meanings set forth in this Section 1.1:

“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person.  Without limiting the foregoing with respect to a Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Purchaser will be deemed to be an Affiliate of such Purchaser.

“Business Day” means any day except Saturday, Sunday and any day which is a federal legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Certificate of Designations” means the Certificate of Designations of the Series A-1 Senior Preferred Stock.

“Closing Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on an Eligible Market or any other national securities exchange, the closing bid price per share of the Common Stock for such date (or the nearest preceding date) on the primary Eligible Market or exchange on which the Common Stock is then listed or quoted; (b) if prices for the Common Stock are then reported in the “Pink Sheets” published by the National Quotation Bureau Incorporated (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of Common Stock so reported; or (c) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by Hale Capital.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Stock” means the common stock of the Company, par value $0.01 per share, and any securities into which such common stock may hereafter be reclassified or converted.

“Company” is defined in the Preamble hereto.

 “Eligible Market” means any of the New York Stock Exchange, the American Stock Exchange, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the over-the-counter bulletin board (“OTC Bulletin Board”).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” is defined in Section 3.1(h).

“Governmental Authority” shall mean any government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality, or any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic.

“Hale Capital” is defined in the Preamble hereto.

“Indebtedness” of any Person means (i) all indebtedness representing money borrowed which is created, assumed, incurred or guaranteed in any manner by such Person or for which such Person is responsible or liable (whether by guarantee of such indebtedness, agreement to purchase indebtedness of, or to supply funds to or invest in, others or otherwise), (ii) any direct or contingent obligations of such Person arising under any letter of credit (including standby and commercial), bankers acceptances, bank guaranties, surety bonds and similar instruments, (iii) all Indebtedness secured by any Lien existing on property or assets owned by such Person and (iv) any shares of capital stock or other securities having a redemption feature; provided that the Preferred Stock, and any obligations due in respect thereof in accordance, as applicable, with the Preferred Stock, as in effect on the date hereof, shall not be deemed to be Indebtedness pursuant to this definition.

“Lien” is defined in Section 3.1(a).

“Losses” means any and all damages, fines, penalties, deficiencies, liabilities, claims, losses (including loss of value), judgments, awards, settlements, taxes, actions, obligations and costs and expenses in connection therewith (including, without limitation, interest, court costs and reasonable fees and expenses of attorneys, accountants and other experts, or any other expenses of litigation or other Proceedings or of any default or assessment).

“Material Adverse Effect” is defined in Section 3.1(b).

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preferred Stock” means the Series A-1 Senior Preferred Stock of the Company, par value $0.01 per share, and all securities into which such preferred stock may be reclassified or converted.

“Principal Market” means the OTC Bulletin Board.

“Proceeding” means an action, claim, suit, inquiry, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or, to the Company’s knowledge, threatened.

“Purchase Price” is defined in Section 2.3.

“Purchasers” is defined in the Preamble hereto.

“Reincorporation” is defined in Section 6.7.

“Required Approvals” is defined in Section 3.1(e).

“Rule 144,” “Rule 415,” and “Rule 424” means Rule 144, Rule 415 and Rule 424, respectively, promulgated by the Commission pursuant to the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“SEC Reports” has the meaning set forth in Section 3.1(h).

“Securities” means the Notes and the Common Shares issued or issuable (as applicable) to the Purchasers pursuant to the Transaction Documents.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” is defined in Section 3.1(a).

“Trading Day” means (a) any day on which the Common Stock is listed or quoted and traded on its primary Trading Market, or (b) if the Common Stock is not then listed or quoted and traded on any Trading Market, then any Business Day.

“Trading Market” means the OTC Bulletin Board or any other primary Eligible Market or any national securities exchange, market or trading or quotation facility on which the Common Stock is then listed or quoted.

“Transaction Documents” means this Agreement, the Notes, the Security Documents, the Guarantees, the Amended Preferred Purchase Agreement and any other documents, certificates or agreements executed or delivered in connection with the transactions contemplated hereby.

ARTICLE II.
PURCHASE AND SALE

2.1         Purchase and Sale of the Securities.  Subject to the satisfaction (or waiver) of the conditions set forth in Sections 5.1 and 5.2 below, the Company shall issue and sell to each Purchaser, and each Purchaser severally, but not jointly, shall purchase from the Company on the Closing Date (as defined below), a Note in the original principal amount as is set forth opposite such Purchaser’s name in column (3) on the Schedule of Purchasers along with (as a financing fee in connection with issuance of the Notes) that aggregate number of Common Shares as is set forth opposite such Purchaser’s name in column (4) on the Schedule of Purchasers.

2.2         Closing.  The closing (the “Closing”) of the purchase of the Notes and the Common Shares by the Purchasers shall occur at the offices of Greenberg Traurig, LLP, MetLife Building, 200 Park Avenue, New York, NY 10166.  The date and time of the Closing (the “Closing Date”) shall be 10:00 a.m., New York time, on the first (1st) Business Day on which the conditions to the Closing set forth in Sections 5.1 and 5.2 below are satisfied or waived (or such later date as is mutually agreed to by the Company and each Purchaser).

2.3         Purchase Price.  The aggregate purchase price for the Notes to be purchased by each Purchaser (the “Purchase Price”) shall be the amount set forth opposite such Purchaser’s name in column (5) on the Schedule of Purchasers.  The parties hereby acknowledge and agree that at the Closing each Purchaser shall receive a financing fee in Common Shares as set forth in the applicable Note at a price per Common Share equal to $0.086.

2.4         Form of Payment. On the Closing Date, (i) each Purchaser shall pay its respective Purchase Price to the Company for the Note to be issued and sold to such Purchaser at the Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions and (ii) the Company shall deliver to each Purchaser (A) a Note (in such amount as is set forth opposite such Purchaser’s name in column (3) of the Schedule of Purchasers), and (B) such number of Common Shares as is set forth opposite such Purchaser’s name in column (4) of the Schedule of Purchasers, in all cases, duly executed on behalf of the Company and registered in the name of such Purchaser or its designee.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1         Representations and Warranties of the Company.  The Company hereby represents and warrants to, and agrees with, the Purchasers as follows:

(a)          Subsidiaries.  The Company does not directly or indirectly control or own 50% or more of the stock or other equity interests in any other Person other than those listed in Schedule 3.1(a) (each a “Subsidiary”, and collectively, the “Subsidiaries”).  The jurisdiction of organization of each Subsidiary is as set forth on Schedule 3.1(a).  Except as disclosed in Schedule 3.1(a), the Company owns, directly or indirectly, all of the capital stock of each Subsidiary free and clear of any lien, charge, claim, security interest, encumbrance, right of first refusal or other restriction (collectively, “Liens”), and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

(b)          Organization and Qualification.  Each of the Company and, except as set forth on Schedule 3.1(b), the Subsidiaries is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Except as disclosed in Schedule 3.1(b), neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation or bylaws or other organizational or charter documents.  Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not reasonably be expected to, individually or in the aggregate, (i) adversely affect the legality, validity or enforceability of any Transaction Document, (ii) have or result in a material adverse effect on the results of operations, assets, prospects, business or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) adversely impair the Company’s or any Subsidiary’s ability to perform fully on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c)          Authorization; Enforcement.  The Company and each Subsidiary has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents to which it is a party and otherwise to carry out its respective obligations hereunder and thereunder.  The execution and delivery by the Company and each Subsidiary of each of the Transaction Documents to which it is a party and the consummation by it of the transactions contemplated hereunder and thereunder have been duly authorized by all necessary action on the part of the Company and the Subsidiaries and no further consent or action is required by the Company or any Subsidiary, or their respective Board of Directors or shareholders.  Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and/or the Subsidiaries, as applicable, and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company, and/or the Subsidiaries, as applicable, enforceable against the Company, and/or the Subsidiaries, as applicable, in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, or (ii) rules of law governing specific performance, injunctive relief or other equitable remedies.

(d)          No Conflicts.  Except as set forth on Schedule 3.1(d), the execution, delivery and performance of the Transaction Documents by the Company and the Subsidiaries and the consummation by them of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any Governmental Authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of clause (i) or (ii) above, as could not, reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect.

(e)          Filings, Consents and Approvals.  Neither the Company nor any Subsidiary is required to obtain any consent, waiver, authorization, permit or order of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than the filing by the Company with the Commission of the Registration Statement (as defined in the Amended Preferred Purchase Agreement), the filing by the Company of a Notice of Sale of Securities on Form D with the Commission under Regulation D of the Securities Act and state and applicable Blue Sky filings, and the consents, waivers, authorizations, permits, orders, notices, filings or registrations set forth on Schedule 3.1(e) (collectively, the “Required Approvals”).

(f)          Issuance of the Securities.  The Notes and the Common Shares shall be duly authorized as of the Closing.  As of the Closing, the Notes and the Common Shares shall be validly issued, fully paid and nonassessable and free of preemptive or similar rights.  Assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 3.2(b)-(e), as of the Closing, (i) the Notes and the Common Shares have been issued in compliance with applicable securities laws, rules and regulations and (ii) the issuance and sale of the Securities contemplated hereby does not conflict with or violate any rules or regulations of the Trading Market.

(g)          Capitalization.  The number of shares and type of all authorized, issued and outstanding capital stock of the Company and each Subsidiary is as specified on Schedule 3.1(g).  Except as specified on Schedule 3.1(g), no securities of the Company or any Subsidiary are entitled to preemptive or similar rights, and no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents.  Except as a result of the purchase and sale of the Securities and except as disclosed in Schedule 3.1(g), there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock.  The issue and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities, or to take any other action punitive to the Company or any Subsidiary.  Schedule 3.1(g) contains a list of all stock option plans, stock purchase plans and management grants, in each case as reflected as of the Closing Date, true and complete copies of which have been delivered to the Purchasers.  Except as disclosed on Schedule 3.1(g), there are no existing agreements, arrangements or commitments relating to any shares of Common Stock that require or permit any shares of Common Stock to be voted by or at the discretion of anyone other than the record owner.  Immediately following the Closing, the Company shall have no Indebtedness other than Permitted Indebtedness (as defined in the Notes).  There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities.

(h)          SEC Reports; Financial Statements.  The Company has filed all reports, schedules, forms, applications and other documents, together with any amendments required to be made with respect thereto, required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the 12 months preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such materials) (the foregoing materials being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial (individually and in the aggregate), year-end audit adjustments and the absence of footnotes.

(i)          Litigation.  Except as set forth in Schedule 3.1(i), there is no Proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any Governmental Authority.  Neither the Company nor any Subsidiary, nor, to the knowledge of the Company, any director or officer thereof (in his or her capacity as such), is or has been the subject of any Proceeding involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.  There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company (in his or her capacity as such).  The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(j)          Compliance.  Except as set forth in Schedule 3.1(j), neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any Governmental Authority, or (iii) is or has been in violation of any statute, rule or regulation of any Governmental Authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety, employment and labor matters or other laws applicable to its business; except in each case as could reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect.

(k)          Internal Accounting Controls.  The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(l)          Solvency.  The Company believes that, based on the financial condition of the Company immediately following the Closing Date, (i) the Company’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature; (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof; and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid.  Following the Closing Date, the Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its Indebtedness).

(m)          Certain Fees.  Except as set forth in Schedule 3.1(m), no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement.  The Purchasers shall have no obligation with respect to any fees or with respect to any claims (other than such fees or commissions owed by a Purchaser pursuant to written agreements executed by such Purchaser which fees or commissions shall be the sole responsibility of such Purchaser) made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement.  The Company shall indemnify and hold harmless the Purchasers, their employees, officers, directors, agents, and partners, and their respective Affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney’s fees) and expenses suffered in respect of any such claimed or existing fees, as such fees and expenses are incurred.

(n)          Private Placement.  Assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 3.2(b)-(e), (i) no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchasers under the Transaction Documents, and (ii) the issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Trading Market.

(o)          Acknowledgment Regarding Purchasers’ Purchase of Securities.  The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby.  The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to such Purchaser’s purchase of the Securities.  The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the Company and its representatives.  The Company further acknowledges that no Purchaser has made any promises or commitments other than as set forth in this Agreement, including any promises or commitments for any additional investment by any such Purchaser in the Company.

(p)          No Event of Default.  After giving effect to the transactions contemplated by this Agreement to occur at the Closing, no Event of Default (as defined in the Notes) or Event of Default (as defined in the Certificate of Designations) has occurred and is continuing.

(q)          Acknowledgement Regarding Purchasers’ Trading Activity.  Anything in this Agreement or elsewhere herein to the contrary notwithstanding, it is understood and acknowledged by the Company (i) that none of the Purchasers have been asked to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by any Purchaser, including short sales, and specifically including, without limitation, short sales or “derivative” transactions, before or after the Closing Date or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) that any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Stock, and (iv) that each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction.  The Company further understands and acknowledges that (a) one or more Purchasers may engage in hedging activities at various times during the period that the Securities are outstanding and (b) such hedging activities (if any) could reduce the value of the existing shareholders’ equity interests in the Company at and after the time that the hedging activities are being conducted.  The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(r)          Manipulation of Price.  The Company has not, and to its knowledge no one acting on its or any of its officers’ or Affiliates’ behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities or (iii) except as set forth on Schedule 3.1(r)(iii), paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

(s)          Margin Regulations.  Neither the Company nor any of its Subsidiaries is engaged in the business of extending credit for the purpose of purchasing or carrying any "margin stock" (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System).  No part of the proceeds from the sale of the Notes will be used, directly or indirectly, for the purpose of purchasing or carrying any margin stock or for the purpose of purchasing, carrying or trading in any securities under such circumstances as to involve the Company or any of its Subsidiaries in a violation of Regulation X of the Board of Governors of the Federal Reserve System (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of the Board of Governors of the Federal Reserve System.  Margin stock does not constitute more than 25% of the value of the consolidated property and assets of the Company and its Subsidiaries and the Company does not have any present intention that margin stock will constitute more than 25% of the value of such consolidated property and assets.  None of the transactions contemplated by this Agreement (including, without limitation, the direct and indirect use of proceeds of the Notes) will violate or result in a violation of the Exchange Act or any of the rules and regulations promulgated thereunder or in such Regulation T, U or X, as applicable, or, assuming the accuracy of the representations and warranties made by you in this Agreement, the Securities Act or any of the rules and regulations promulgated thereunder.

(t)          Security Interests.  Except as set forth on Schedule 3.1(t), each Security Agreement creates in favor of each Purchaser a legal, valid and enforceable second priority security interest in the Collateral (as defined in the Security Documents) secured thereby.  Except as set forth on Schedule 3.1(t), upon the filing of the UCC-1 financing statements in the State of Wyoming and the recording of the Copyright Security Agreement, Patent Security Agreement and Trademark Security Agreement, in each case, as defined in the Security Agreement (collectively, the “Collateral Assignments for Security”), in the United States Patent and Trademark Office, as applicable, such security interests in and Liens on the Collateral (as defined in the Security Agreement) granted thereby shall be perfected, second priority security interests, and no further recordings or filings are or will be required in connection with the creation, perfection or enforcement of such security interests and Liens, other than (i) the filing of continuation statements in accordance with applicable law, (ii) the recording of the Collateral Assignments for Security in the United States Patent and Trademark Office, as applicable, with respect to after-acquired U.S. patent and trademark applications and registrations and U.S. copyrights and (iii) the recordation of appropriate evidence of the security interest in the appropriate foreign registry with respect to all foreign intellectual property.  The Continuation Statement (as defined in the Security Agreement) was filed in error in the State of Wyoming and there are no obligations (financial or otherwise) due or owing to SunTrust Bank by the Company or any Subsidiary.

(u)          Disclosure.  All of the written information furnished on or prior to the date hereof by or on behalf of the Company or any of its Subsidiaries to you pursuant to or in connection with this Agreement and the other Transaction Documents, taken as a whole, was true and complete in all material respects as of the date on which such information was so provided.  All of the written information furnished after the date hereof by or on behalf of the Company or any of its Subsidiaries to you pursuant to or in connection with this Agreement and the other Transaction Documents, taken as a whole, will be true and correct in all material respects as of the date on which such information is so provided.  All such information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in light of the circumstances under which any such statements were made, not misleading.  All financial projections and forecasts that have been prepared by or on behalf of the Company or any of its Subsidiaries and made available to you have been prepared in good faith based upon reasonable assumptions and represented, at the time each such financial projection or forecast was delivered to you, the Company's best estimate of future financial performance (it being recognized that such financial projections or forecasts are not to be viewed as facts and that the actual results during the period or periods covered by any such financial projections or forecasts may differ from the projected or forecasted results).

3.2         Representations and Warranties of the Purchasers.  Each Purchaser hereby, as to itself only and for no other Purchaser, represents and warrants to the Company as follows:

(a)          Organization; Authority.  Such Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate, limited liability company or partnership power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution, delivery and performance by such Purchaser of the Transaction Documents to which it is a party have been duly authorized by all necessary corporate or, if such Purchaser is not a corporation, such partnership, limited liability company or other applicable like action, on the part of such Purchaser.  Each of the Transaction Documents to which such Purchaser is a party has been duly executed by such Purchaser and, when delivered by such Purchaser in accordance with terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms.

(b)          Investment Intent.  Such Purchaser is acquiring the Securities as principal for its own account for investment purposes and not with a view to distributing or reselling such Securities or any part thereof in violation of applicable securities laws, without prejudice, however, to such Purchaser’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws.  Nothing contained herein shall be deemed a representation or warranty by such Purchaser to hold the Securities for any period of time.  Such Purchaser understands that the Securities have not been registered under the Securities Act, and therefore the Securities may not be sold, assigned or transferred unless pursuant to (i) an effective registration statement under the Securities Act with respect thereto or (ii) an available exemption from the registration requirements of the Securities Act.

(c)          Purchaser Status.  At the time such Purchaser was offered the Securities, it was, and at the date hereof it is, an “accredited investor” as defined in Rule 501(a) under the Securities Act.  Such Purchaser is not a registered broker-dealer under Section 15 of the Exchange Act.

(d)          Experience of such Purchaser.  Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e)          General Solicitation.  Such Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(f)          Access to Data.  Such Purchaser has received and reviewed information about the Company and has had an opportunity to discuss the Company’s business, management and financial affairs with its management and to review the Company’s facilities.  The foregoing, however, does not limit or modify the representations and warranties made by the Company in this Agreement or any other provision in this Agreement or the right of the Purchasers to rely thereon.

(g)          Manipulation of Price.  During the 12-month period immediately preceding the Closing Date, such Purchaser has not, and to its knowledge no one acting on its or any of its officers’ or Affiliates’ behalf has taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities.

The Company acknowledges and agrees that each Purchaser does not make and has not made any representations or warranties with respect to the transactions contemplated hereby or by any other Transaction Document other than those specifically set forth in this Section 3.2.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1           Transfer Restrictions.

(a)           The Securities may only be disposed of pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws.  In connection with any transfer of Securities other than pursuant to an effective registration statement or to the Company, except as otherwise set forth herein, the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the Securities Act.  Notwithstanding the foregoing, the Company hereby consents to and agrees to register on the books of the Company and with its transfer agent, without any such legal opinion, any transfer of Securities by a Purchaser to an Affiliate of such Purchaser, provided that the transferee certifies to the Company that it is an “accredited investor” as defined in Rule 501(a) under the Securities Act.  As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement (and any other applicable Transaction Document) and shall have the rights of a Purchaser under this Agreement.

(b)           The Purchasers agree to the imprinting on any certificate evidencing Securities, except as otherwise permitted by Section 4.1(c), of a restrictive legend in substantially the form as follows, together with any additional legend required by (i) any applicable state securities laws and (ii) any securities exchange upon which such Securities may be listed:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS.  NOTWITHSTANDING THE FOREGOING, THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY SUCH SECURITIES.

(c)           Certificates evidencing Securities shall not be required to contain the legend set forth in Section 4.1(b) (i) following any sale of such Securities pursuant to an effective registration statement covering the resale of such Securities under the Securities Act, (ii) following any sale of such Securities in compliance with Rule 144, (iii) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the Staff of the Commission).  The Company shall cause its counsel to issue a legal opinion to the Company’s transfer agent promptly after the Effective Date (as defined in the Amended Preferred Purchase Agreement) if required by the Company’s transfer agent to effect the removal of the legend hereunder.  Following the Effective Date or at such earlier time as a legend is no longer required for certain Securities, the Company will no later than three (3) Trading Days following the delivery by a Purchaser to the Company or the Company’s transfer agent of a legended certificate representing such Securities, deliver or cause to be delivered to such Purchaser a certificate representing such Securities that is free from all restrictive and other legends.  The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in Section 4.1(b).  For so long as any Purchaser owns Securities, the Company will not effect or publicly announce its intention to effect any exchange, recapitalization or other transaction that effectively requires or rewards physical delivery of certificates evidencing the shares of Common Stock.

(d)           The Company acknowledges and agrees that a Purchaser may from time to time pledge or grant a security interest in some or all of the Securities in connection with a bona fide margin agreement secured by the Securities and, if required under the terms of such agreement, such Purchaser may transfer pledged or secured Securities to the pledgees or secured parties.  Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of the pledgee, secured party or pledgor shall be required in connection therewith.  Further, no notice shall be required of such pledge.  At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling shareholders thereunder.

4.2           Furnishing of Information.  As long as any Purchaser owns Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act.  Upon the request of any Purchaser, the Company shall deliver to such Purchaser a written certification of a duly authorized officer as to whether it has complied with the preceding sentence.  As long as any Purchaser owns Securities, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Purchasers and make publicly available in accordance with paragraph (c) of Rule 144 such information as is required for the Purchasers to sell the Securities under Rule 144.  The Company further covenants that it will take such further action as any holder of Securities may reasonably request to satisfy the provisions of Rule 144 applicable to the issuer of securities relating to transactions for the sale of securities pursuant to Rule 144.

4.3           Integration.  The Company shall not, and shall use its reasonable best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Purchasers or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market.

4.4           Reservation and Listing of Securities.

(a)           Following the Reincorporation, the Company shall, as applicable (i) prepare and timely file with each Trading Market an additional shares listing application covering all of the Common Shares, (ii) use reasonable best efforts to cause the Common Shares to be approved for listing on each Trading Market as soon as practicable thereafter, (iii) provide to the Purchasers evidence of such listing, and (iv) use reasonable best efforts to maintain the listing of the Common Shares on each such Trading Market or another Eligible Market.

(b)          In the case of a breach by the Company of Section 4.4(a), in addition to the other remedies available to the Purchasers, the Purchasers shall have the right to require the Company to either: (i) use its reasonable best efforts to obtain the required shareholder approval necessary to permit the issuance of such shares of Common Stock as soon as is possible, but in any event not later than the 60th day after such notice, or (ii) within five (5) Trading Days after delivery of a written notice, pay cash to such Purchaser, as liquidated damages and not as a penalty, in an amount equal to the number of shares of Common Stock not issuable by the Company times 115% of the average Closing Price over the five (5) Trading Days immediately prior to the date of such notice or, if greater, the five (5) Trading Days immediately prior to the date of payment (the “Cash Amount”).  If the exercising or converting Purchaser elects the first option under the preceding sentence and the Company fails to obtain the required shareholder approval on or prior to the 60th day after such notice, then within three (3) Trading Days after such 60th day, the Company shall pay the Cash Amount to such Purchaser, as liquidated damages and not as a penalty or as an exclusive remedy hereunder.

4.5           Securities Laws Disclosure; Publicity.  Within two (2) Business Days following the Closing Date, the Company shall issue a press release reasonably acceptable to the Purchasers disclosing the transactions contemplated hereby.  Within two (2) Business Days of the Closing Date, the Company shall file a Current Report on Form 8-K with the Commission (the “8-K Filing”) describing the material terms of the transactions contemplated by the Transaction Documents and including as exhibits to such Current Report on Form 8-K this Agreement, the form of the Note and the form of the Amendment, in the form required by the Exchange Act.  Thereafter, the Company shall timely file any filings and notices required by the Commission or applicable law with respect to the transactions contemplated hereby and provide copies thereof to the Purchasers promptly after filing.  The Company shall, at least two (2) Trading Days prior to the filing or dissemination of any disclosure required by this paragraph, provide a copy thereof to the Purchasers for their review.  The Company and the Purchasers shall consult with each other in issuing any press releases or otherwise making public statements or filings and other communications with the Commission or any regulatory agency or Trading Market with respect to the transactions contemplated hereby, and neither party shall issue any such press release or otherwise make any such public statement, filing or other communication without the prior consent of the other, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement, filing or other communication.  Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market (other than as permitted by the Amended Preferred Purchase Agreement, the Registration Statement, the 8-K Filing and any exhibits to filings made in respect of this transaction in accordance with periodic filing requirements under the Exchange Act and any application to list additional shares filed with the Trading Market), without the prior written consent of such Purchaser, except to the extent such disclosure (but not any disclosure as to the controlling Persons thereof) is required by law, Trading Market regulations or the Commission, in which case the Company shall provide the Purchasers with prior notice of such disclosure.  If at any time the Purchasers do not have a designee or observer on the Company’s Board of Directors and any Purchaser has notified the Company that it does not wish to receive any material nonpublic information, the Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents not to, provide any such Purchaser with any material nonpublic information regarding the Company or any of its Subsidiaries without the express written consent of such Purchaser.  In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, a Purchaser shall have the right to require the Company to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material nonpublic information.  No Purchaser shall have any liability to the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure.  In addition, if at any other time, a Purchaser so requests, the Company will confirm to such Purchaser in writing that the Company does not believe that such Purchaser, or any employee, officer, director, agent or representative of such Purchaser, has been provided any material non-public information relating to the Company by the Company or any Subsidiary, or any of their respective employees, officers, directors, agents or representatives.  In the event that the Company is unable to make such confirmation, or any Purchaser otherwise requests, the Company will make public disclosure of any information in the possession of such Purchaser which the Company or such Purchaser believes might constitute material non-public information relating to the Company.  No Purchaser shall have any liability to the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure.  Subject to the foregoing, neither the Company nor any Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Purchaser, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 8-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Purchaser shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release).  Each press release disseminated by the Company during the 12 months prior to the Closing Date did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6           Use of Proceeds.  The Company shall use the net proceeds from the sale of the Securities hereunder as security for the issuance of a letter of credit issued by Silicon Valley Bank to Zurich American Insurance Company and Fidelity and Deposit Company of Maryland in the aggregate amount of $4.0 million (the “Performance Bond”).

4.7           No Impairment.  At all times after the date hereof, the Company will not take or permit any action, or cause or permit any Subsidiary to take or permit any action that impairs or adversely affects the rights of the Purchasers under any Transaction Document.

4.8           Indemnification.  If any Purchaser or any of its Affiliates or any officer, director, partner, controlling person, employee or agent of a Purchaser or any of its Affiliates (a “Related Person”) becomes involved in any capacity in any Proceeding brought by or against any Person in connection with or as a result of the transactions contemplated by the Transaction Documents, the Company will indemnify and hold harmless such Purchaser or Related Person for its reasonable legal and other expenses (including the reasonable costs of any investigation, preparation and travel) and for any Losses incurred in connection therewith, as such expenses or Losses are incurred, excluding only Losses that result directly from such Purchaser’s or Related Person’s gross negligence or willful misconduct.  In addition, the Company shall indemnify and hold harmless each Purchaser and Related Person from and against any and all Losses, as incurred, arising out of or relating to any misrepresentation or breach by the Company or any Subsidiary of any of the representations, warranties or covenants made by the Company or any Subsidiary in this Agreement or any other Transaction Document, or any allegation by a third party that, if true, would constitute such a breach or misrepresentation.  The conduct of any Proceedings for which indemnification is available under this paragraph shall be governed by Section 6.6(c) of the Amended Preferred Purchase Agreement.  The indemnification obligations of the Company under this paragraph shall be in addition to any liability that the Company or any Subsidiary may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Purchasers and any such Related Persons.  If the Company or any Subsidiary breaches its obligations under any Transaction Document, then, in addition to any other liabilities the Company may have under any Transaction Document or applicable law, the Company shall pay or reimburse the Purchasers on demand for all costs of collection and enforcement (including reasonable attorneys fees and expenses).  Without limiting the generality of the foregoing, the Company specifically agrees to reimburse the Purchasers on demand for all costs of enforcing the indemnification obligations in this paragraph.

4.9           Shareholders Rights Plan.  No claim will be made or enforced by the Company or any other Person that any Purchaser is an “Acquiring Person” or any similar term under any shareholders rights plan or similar plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers.

4.10         Delivery of Certificates.  In addition to any other rights available to a Purchaser, if the Company fails to deliver or cause to be delivered to such Purchaser a certificate representing Common Stock on the date on which delivery of such certificate is required by any Transaction Document, and if after such date such Purchaser purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Purchaser of the shares that the Purchaser anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three Trading Days after such Purchaser’s request and in such Purchaser’s discretion, either (i) pay cash to such Purchaser in an amount equal to such Purchaser’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to such Purchaser a certificate or certificates representing such Common Stock and pay cash to such Purchaser in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Price on the date of the event giving rise to the Company’s obligation to deliver such certificate.

4.11         Access.  In addition to any other rights provided by law or set forth herein, from and after the date of this Agreement and for so long as any Notes remain outstanding, the Company shall, and shall cause each of the Subsidiaries, to give each Purchaser and its representatives, at the request of the Purchasers, access during reasonable business hours to (a) all properties, assets, books, contracts, commitments, reports and records relating to the Company and the Subsidiaries, and (b) the management, accountants, lenders, customers and suppliers of the Company and the Subsidiaries; provided, however, that the Company shall not be required to provide such Purchaser access to any information or Persons if the Company reasonably determines that access to such information or Persons (x) would adversely affect the attorney-client privilege between the Company and its counsel and cannot be provided to the Purchasers in a manner that would avoid the adverse affect on the attorney-client privilege between the Company and its counsel, (y) would result in the disclosure of trade secrets, material nonpublic information or other confidential or proprietary information and cannot be provided to the Purchasers in a manner that would avoid the disclosure of trade secrets, material nonpublic information or other confidential or proprietary information, or (z) would violate the requirements of any Governmental Authority, applicable law or regulation with respect to the confidentiality of information or security clearances and cannot be provided to the Purchasers in a manner that would not violate any such requirements, law or regulation; provided further that the Company shall be required to provide such Purchaser with access to the information contemplated in clause (y) if the Purchaser signs a customary confidentiality agreement with the Company with respect to such information.

4.12         Amendments to Transaction Documents.  So long as any principal amount of the Notes purchased on the Closing Date are outstanding, the Company shall not, and shall not permit any of its Subsidiaries to, enter into or become or remain subject to any agreement or instrument, except for the Transaction Documents, that would prohibit or require the consent of any Person to any amendment, modification or supplement to any of the Transaction Documents.

4.13         Closing Documents.  On or prior to fourteen (14) calendar days after the Closing Date, the Company agrees to deliver, or cause to be delivered, to each Purchaser and Greenberg Traurig, LLP executed copies of the Transaction Documents, Securities and other documents required to be delivered to any party pursuant to Article 5 hereof.

ARTICLE V.
CONDITIONS

5.1           Conditions Precedent to the Obligations of the Purchasers.  The obligation of each Purchaser hereunder to purchase its Note and its related Common Shares at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Purchaser’s sole benefit and may be waived by such Purchaser at any time in its sole discretion by providing the Company with prior written notice thereof:

(a)          The Company and each Subsidiary (as the case may be) shall have duly executed and delivered to such Purchaser each of the Transaction Documents to which it is a party and the Company shall have duly executed and delivered to such Purchaser a Note (in such original principal amount as is set forth across from such Purchaser’s name in column (3) of the Schedule of Purchasers and the related Common Shares (for such aggregate number of shares of Common Stock as is set forth across from such Purchaser’s name in column (4) of the Schedule of Purchasers, respectively) being purchased by such Purchaser at the Closing pursuant to this Agreement.

(b)          Such Purchaser shall have received the opinion of K&L Gates LLP, the Company’s counsel, dated as of the Closing Date, in the form attached hereto as Exhibit F.

(c)          The parties to the Amendment (other than such Purchaser) shall have executed and delivered the Amendment to such Purchaser.

(d)          The Company shall have delivered to such Purchaser a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in each such entity’s jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of the Closing Date.

(e)          The Company shall have delivered to such Purchaser a certificate evidencing the Company’s and each Subsidiary’s qualification as a foreign corporation and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Company and each Subsidiary conducts business and is required to so qualify, as of a date within ten (10) days of the Closing Date.

(f)          The Company shall have delivered to such Purchaser a certified copy of the Articles of Incorporation as certified by the Wyoming Secretary of State within ten (10) days of the Closing Date.

(g)          Each Subsidiary shall have delivered to such Purchaser a certified copy of its certificate of incorporation as certified by the Secretary of State (or comparable office) of such Subsidiary’s jurisdiction of incorporation within ten (10) days of the Closing Date.

(h)          The Company and each Subsidiary shall have delivered to such Purchaser a certificate, in the form attached hereto as Exhibit G, executed by the Secretary of the Company and each Subsidiary and dated as of the Closing Date, as to (i) the resolutions authorizing the transactions contemplated by the Transaction Documents as adopted by the Company’s and each Subsidiary’s board of directors in a form reasonably acceptable to such Purchaser, (ii) the Articles of Incorporation of the Company and the organizational documents of each Subsidiary and (iii) the Bylaws of the Company and the bylaws of each Subsidiary, each as in effect at the Closing.

(i)          Each and every representation and warranty of the Company shall be true and correct in all material respects as of the date when made and as of the Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Purchaser shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Purchaser in the form attached hereto as Exhibit H.

(j)          The Company shall have delivered to such Purchaser a letter from the Company’s transfer agent certifying the number of shares of Common Stock outstanding on the Closing Date immediately prior to the Closing.

(k)          The Common Stock (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Closing Date, by the Commission or the Principal Market from trading on the Principal Market nor shall suspension by the Commission or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the Commission or the Principal Market or (B) by falling below the minimum maintenance requirements of the Principal Market.

(l)          The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, those required by the Principal Market.

(m)          No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or other Governmental Authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(n)          Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably would have or result in a Material Adverse Effect.

(o)          In accordance with the terms of the Security Documents, the Company shall have delivered to such Purchaser appropriate financing statements on Form UCC-1 to be duly filed in such office or offices as may be necessary or, in the opinion of the Purchasers, desirable to perfect the security interests purported to be created by each Security Document.

(p)          Within two (2) Business Days prior to the Closing, the Company shall have delivered or caused to be delivered to each Purchaser (i) true copies of UCC search results, listing all effective financing statements which name as debtor the Company or any of its Subsidiaries filed in the prior five years to perfect an interest in any assets thereof, together with copies of such financing statements, none of which, except with respect to any Permitted Liens (as defined in the Notes) or as otherwise agreed in writing by the Purchasers, shall cover any of the Collateral (as defined in the Security Documents) and the results of searches for any tax lien and judgment lien filed against such Person or its property, which results, except with respect to any Permitted Liens or as otherwise agreed to in writing by the Purchasers shall not show any such Liens (as defined in the Security Documents); and (ii) a perfection certificate, duly completed and executed by the Company and each of its Subsidiaries, in form and substance satisfactory to the Purchasers.

(q)          The Company shall have delivered, by wire transfer of U.S. dollars and immediately available funds, the fees and expenses to be paid by the Company in accordance with Section 6.2 below.

(r)          The Company and its Subsidiaries shall have delivered to such Purchaser such other documents relating to the transactions contemplated by this Agreement as such Purchaser or its counsel may reasonably request.

5.2           Conditions Precedent to the Obligations of the Company.  The obligation of the Company hereunder to issue and sell the Notes and the related Common Shares to each Purchaser at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Purchaser with prior written notice thereof:

(a)          Such Purchaser shall have executed each of the other Transaction Documents to which it is a party and delivered the same to the Company.

(b)          Such Purchaser and each other Purchaser shall have delivered to the Company the Purchase Price for the Note and the related Common Shares being purchased by such Purchaser at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

(c)          The representations and warranties of such Purchaser shall be true and correct in all material respects as of the date when made and as of the Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date), and such Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Purchaser at or prior to the Closing Date.

(d)          The parties to the Amendment (other than the Company) shall have executed and delivered the Amendment to the Company.

(e)          No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or other Governmental Authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

ARTICLE VI.
MISCELLANEOUS

6.1           Termination.  This Agreement may be terminated by Hale Capital, by written notice to the other parties, if the Closing has not been consummated within five business days of the date hereof; provided that no such termination will affect the right of any party to sue for any breach by the other party (or parties).

6.2           Fees and Expenses.  At the Closing, the Company shall pay to the Purchasers in cash by wire transfer of immediately available funds the legal and due diligence fees and expenses incurred by them in connection with the preparation and negotiation of the Transaction Documents, which is $95,000 as of the Closing.  In lieu of the foregoing remaining payments, the Purchasers may retain such amounts at the Closing.  Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.  The Company shall pay all transfer agent fees, stamp taxes and other taxes and duties levied in connection with the issuance of any Securities.

6.3           Entire Agreement.  The Transaction Documents, together with the Exhibits and Schedules thereto and the respective nondisclosure agreements between the Company and the Purchasers, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.  At or after the Closing, and without further consideration, the Company will execute and deliver to the Purchasers such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

6.4           Notices.  Any and all notices or other communications or deliveries required or permitted to be provided under this Agreement or any other Transaction Document shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 6:30 p.m. (New York City time) on a Trading Day, (ii) the Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Agreement later than 6:30 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service, specifying next business day delivery or (iv) upon actual receipt by the party to whom such notice is required to be given if delivered by hand.  The address for such notices and communications shall be as follows:

If to the Company:	Paradigm Holdings, Inc. 9715 Key West Ave. 3rd Floor Rockville, MD 20850 Attn.: Peter B. LaMontagne Tel.: (301) 468-1200 Fax: (240) 235-4380

With a copy to:	K&L Gates Wachovia Financial Center, Suite 3900, 200 South Biscayne Boulevard Miami, Florida 33131-2399 Attn.: Clayton E. Parker Tel.: (305) 539-3306 Fax: (305) 358-7095

If to the Purchasers:	To the address set forth under such Purchaser’s name on the signature pages attached hereto.

With a copy to:	Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 Telephone: (212) 801-9200 Facsimile: (212) 805-9222 Attention: Michael A. Adelstein, Esq.

or such other address as may be designated in writing hereafter, in the same manner, by such Person by two Trading Days’ prior notice to the other party in accordance with this Section 6.4.

6.5           Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by Hale Capital and the Company, or, in the case of a waiver, by Hale Capital.  Any waiver executed by Hale Capital shall be binding on the Company all Purchasers hereunder and all holders of Notes and/or Common Shares, as applicable.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.  No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered on identical terms to all of the parties to the Transaction Documents that are holders of Notes.

6.6           Construction.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

6.7           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder, other than pursuant to the Company’s reincorporation as contemplated by Section 4.19 of the Amended Preferred Purchase Agreement (the “Reincorporation”), without the prior written consent of the Purchasers.  Any Purchaser may assign its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof and of the applicable Transaction Documents that apply to the “Purchasers.”  Notwithstanding anything to the contrary herein, Securities may be pledged to any Person in connection with a bona fide margin account or other loan or financing arrangement secured by such Securities.

6.8           No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that each Related Person is an intended third party beneficiary of Section 4.8 and (in each case) may enforce the provisions of such Sections directly against the parties with obligations thereunder.

6.9           Governing Law; Venue; Waiver of Jury Trial.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York (except for matters governed by corporate law in the State of Wyoming), without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan.  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Agreement), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Proceeding is improper.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.  If either party shall commence a Proceeding to enforce any provisions of this Agreement, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorneys’ fees and other reasonable costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

6.10         Survival.  The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery, exercise and/or conversion of the Securities, as applicable.

6.11         Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

6.12         Severability.  If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

6.13         Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

6.14         Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested.  The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities.

6.15         Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree that, in any action for specific performance of any such obligation, it shall not assert or shall waive the defense that a remedy at law would be adequate.

6.16         Payment Set Aside.  To the extent that the Company makes a payment or payments to any Purchaser hereunder or any Purchaser enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company by a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.17         Usury.  To the extent it may lawfully do so, the Company hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any claim, action or proceeding that may be brought by any Purchaser in order to enforce any right or remedy under any Transaction Document.  Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the Transaction Documents exceed such Maximum Rate.  It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate of interest applicable to the Transaction Documents from the effective date forward, unless such application is precluded by applicable law.  If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to any Purchaser with respect to indebtedness evidenced by the Transaction Documents, such excess shall be applied by such Purchaser to the unpaid principal balance of any such indebtedness or be refunded to the Company, the manner of handling such excess to be at such Purchaser’s election.

6.18         Independent Nature of Purchasers’ Obligations and Rights.  The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document.  The decision of each Purchaser to purchase Securities pursuant to this Agreement has been made by such Purchaser independently of any other Purchaser and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or of the Subsidiary which may have been made or given by any other Purchaser or by any agent or employee of any other Purchaser, and no Purchaser or any of its agents or employees shall have any liability to any other Purchaser (or any other person) relating to or arising from any such information, materials, statements or opinions.  Nothing contained herein or in any Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Document.  The Company hereby confirms that it understands and agrees that the Purchasers are not acting as a “group” as that term is used in Section 13(d) of the Exchange Act.  Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no other Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment hereunder.  Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

6.19         Adjustments in Share Numbers and Prices.  In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof, each reference in this Agreement to a number of shares or a price per share shall be amended to appropriately account for such event.

6.20         Construction.  The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

PARADIGM HOLDINGS, INC.

By:	/s/ Peter B. LaMontagne

Name: Peter B. LaMontagne
Title: President and Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES OF PURCHASERS FOLLOW.]

PURCHASERS:

HALE CAPITAL PARTNERS, LP

By:	/s/ Martin Hale

Name: Martin Hale
Title: Chief Executive Officer

Address for Notice:

570 Lexington Ave, 49th Floor New York, NY 10022

Facsimile No.: (212) 751-8822

Telephone No.: (212) 751-8800

Attn.: Martin M. Hale

PURCHASERS:

EREF PARA, LLC

By: Hale Fund Management, LLC, its Managing Member

By:	/s/ Martin Hale

Name: Martin Hale
Title: Chief Executive Officer

Address for Notice:

570 Lexington Ave, 49th Floor New York, NY 10022

Facsimile No.: (212) 751-8822

Telephone No.: (212) 751-8800

Attn.: Martin M. Hale

SCHEDULE OF PURCHASERS

(1)	(2)	(3)	(4)	(5)	(6)
Purchaser	Address and Facsimile Number	Principal Amount of Note	Number of Common Shares	Purchase Price	Legal Representative’s Address and Facsimile Number

EREF PARA, LLC	570 Lexington Avenue 49th Floor New York, NY 10022 Telephone: Facsimile: E-Mail: Residence:	$1,981,952.95	1,698,819	$1,981,952.95	Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 Telephone: (212) 801-9200 Facsimile: (212) 805-9222 Attention: Michael A. Adelstein, Esq. E-Mail: adelsteinm@gtlaw.com

Hale Capital Partners, LP	570 Lexington Avenue 49th Floor New York, NY 10022 Telephone: Facsimile: E-Mail: Residence:	$2,018,047.05	1,729,752	$2,018,047.05	Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 Telephone: (212) 801-9200 Facsimile: (212) 805-9222 Attention: Michael A. Adelstein, Esq. E-Mail: adelsteinm@gtlaw.com

Exhibit 9

THE ISSUANCE AND SALE OF THE SECURITY REPRESENTED BY THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THIS SECURITY MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THIS SECURITY UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.  NOTWITHSTANDING THE FOREGOING, THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITY.

Paradigm Holdings, Inc.

Senior Secured Subordinated Note

Issuance Date:	Original Principal Amount: U.S. $

FOR VALUE RECEIVED, Paradigm Holdings, Inc., a Wyoming corporation (the “Company”), hereby promises to pay to                 or its registered assigns (“Holder”) the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption or otherwise, the “Principal”) when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at a rate per annum equal to the Interest Rate (as defined below), from the date set out above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, redemption or otherwise (in each case in accordance with the terms hereof).  This Senior Secured Subordinated Note (including all Senior Secured Subordinated Notes issued in exchange, transfer or replacement hereof, this “Note”) is one of an issue of Senior Secured Subordinated Notes (collectively, the “Notes” and such other Senior Secured Subordinated Notes, the “Other Notes”) issued pursuant to the Securities Purchase Agreement (as defined below).  The Company shall also pay Holder on the Issuance Date a financing fee in the amount of $                  in Common Shares (as defined in the Securities Purchase Agreement) at a price per Common Share equal to $0.086.  Certain capitalized terms are defined in Section 25.

(1)           MATURITY.  On the Maturity Date, the Holder shall surrender this Note to the Company and the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges, if any.  The “Maturity Date” shall be the first anniversary of the Issuance Date.

(2)           INTEREST; INTEREST RATE.  (a) Interest on this Note shall commence accruing on the Issuance Date at a rate per annum equal to the Interest Rate and shall be computed on the basis of a 365-day year and actual days elapsed.  Except as otherwise provided herein, Interest payable pursuant to this Note shall be payable in arrears on the last Business Day of each calendar month during the period beginning on the Issuance Date and ending on such date all obligations hereunder have been paid in full to the Holder (each, an “Interest Date”) with the first Interest Date being June 30, 2010.

(b)       From and after the occurrence of an Event of Default, the Interest Rate shall be increased to eighteen percent (18%).  In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default.

(3)           RIGHTS UPON EVENT OF DEFAULT.

(a)       Event of Default.  Each of the following events shall constitute an “Event of Default”:

(i)           the Company's failure to pay to the Holder any amount of Principal (including, without limitation, any redemption payments), Interest, Late Charges or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest and Late Charges when and as due, in which case only if such failure continues for a period of at least three (3) Business Days;

(ii)          any default under, redemption of or acceleration prior to maturity of any Indebtedness of the Company or any of its Subsidiaries (as defined in the Securities Purchase Agreement) exceeding $100,000 individually or in the aggregate, other than with respect to any Other Notes;

(iii)         the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (collectively, “Bankruptcy Law”), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a “Custodian”), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

(iv)        a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries;

(v)         a final judgment or judgments for the payment of money aggregating in excess of $100,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $100,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

(vi)         the Company breaches any representation, warranty, covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten (10) consecutive Business Days after notice of such breach;

(vii)       any Material Adverse Effect (as defined in the Securities Purchase Agreement);

(viii)       any provision of any Transaction Document (including, without limitation, the Security Documents (as defined in the Securities Purchase Agreement) and the Guaranties (as defined in the Securities Purchase Agreement)) shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Company or any Subsidiary shall deny in writing that it has any liability or obligation purported to be created under any Transaction Document (including, without limitation, the Security Documents and the Guaranties);

(ix)         the Security Documents shall for any reason fail or cease to create a valid and perfected and, except to the extent permitted by the terms hereof or thereof, second priority Lien on the Collateral (as defined in the Security Agreement) in favor of each of the Secured Parties (as defined in the Security Agreement); or

(x)          any material damage to, or loss, theft or destruction of, any Collateral (other than immaterial items), whether or not insured, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, for more than fifteen (15) consecutive days, the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any Subsidiary, if any such event or circumstance could have a Material Adverse Effect;

(xi)         any withdrawal occurs with respect to the Performance Bond (as defined in the Securities Purchase Agreement);

(xii)        any material breach or material failure in any respect to comply with Section 10 of this Note; or

(xiii)       any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

Upon the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall within two (2) Business Days deliver written notice thereof via facsimile and overnight courier (an “Event of Default Notice”) to the Holder.

(b)       Redemption Right.   At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the “Event of Default Redemption Notice”, and such redemption, a “Event of Default Redemption”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem.  Each portion of this Note subject to redemption by the Company pursuant to this Section 3(b) shall be redeemed by the Company at a price equal to sum of (x) the Outstanding Amount being redeemed and (y) the Present Value of Interest of such Outstanding Amount (the “Event of Default Redemption Price”).  Redemptions required by this Section 3(b) shall be made in accordance with the provisions of Section 6.  To the extent redemptions required by this Section 3(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments.

(4)           RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

(a)       Assumption.  The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 4(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the interest rates of the Notes held by such holder and having similar ranking to the Notes, and reasonably satisfactory to the Required Holders.  Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note with the same effect as if such Successor Entity had been named as the Company herein.  The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions.

(b)       Redemption Right.  Until the later to occur (i) no sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, or (ii) the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a “Change of Control Notice”).  At any time during the period beginning after the Holder's receipt of a Change of Control Notice and ending ten (10) Trading Days after the later of (x) the date of the consummation of such Change of Control and (y) the date of the expiration of the applicable Blockage Period (as defined in the Subordination Agreement), if any, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (“Change of Control Redemption Notice”, and such redemption, a “Change of Control Redemption”) to the Company, which Change of Control Redemption Notice shall indicate the Outstanding Amount the Holder is electing to redeem.  The portion of this Note subject to redemption pursuant to this Section 4 shall be redeemed by the Company in cash at a price equal to the sum of (x) the Outstanding Amount being redeemed and (y) the Present Value of Interest of such Outstanding Amount (the “Change of Control Redemption Price”).  Redemptions required by this Section 4 shall be made in accordance with the provisions of Section 6.  To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments.

(5)           SALE REDEMPTION.  No earlier than fifteen (15) days prior to nor later than ten (10) days following the consummation of any Sale, the Company shall deliver written notice thereof via facsimile and overnight courier (a “Sale Notice”) to the Holder, which shall include the calculations of the amount of Net Sale Proceeds for such Sale.  At any time prior to the later of (i) ten (10) Business Days following the consummation of any Sale and (ii) ten (10) Business Days following receipt of the Sale Notice, the Holder may require the Company to redeem (a “Sale Redemption”), with the Net Sale Proceeds of such Sale, all or part of the Outstanding Amount, which amount shall not exceed the applicable Sale Redemption Eligibility Amount (the “Sale Redemption Amount”) by delivering written notice thereof (the “Sale Redemption Notice”) to the Company.  The Sale Redemption Notice shall state (i) the date the Company is required to pay to the Holder the Sale Redemption Price (as defined below) (the “Sale Redemption Date”), which date shall be no earlier than ten (10) Business Days following the date of delivery of such Sale Redemption Notice and (ii) the allocation of such Sale Redemption Amount between this Note and any Notes held by the Holder.  Each portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company at a price equal to the sum of (x) the Outstanding Amount being redeemed and (y) the Present Value of Interest of such Outstanding Amount (the “Sale Redemption Price”).  Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 6.  To the extent redemptions required by this Section 5 are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments.

(6)           HOLDER'S REDEMPTIONS.

(a)       Mechanics.  The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Business Days after the Company's receipt of the Holder's Event of Default Redemption Notice (such date, the “Event of Default Redemption Date”).  If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 4(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within ten (10) Business Days after the Company's receipt of such notice otherwise (such date, the “Change of Control Redemption Date”).  If the Holder has submitted a Sale Redemption Notice in accordance with Section 5, the Company shall pay the Sale Redemption Price on the Sale Redemption Date.  In the event of a redemption of less than all of the Outstanding Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 15(d)) representing the outstanding Principal which has not been redeemed.  In the event that the Company does not pay the Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Outstanding Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid.  Upon the Company's receipt of such notice, (x) the Redemption Notice shall be null and void with respect to such Outstanding Amount, and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 15(d)) to the Holder representing such Outstanding Amount.  The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Outstanding Amount subject to such notice.

(b)       Redemption by Other Holders.  Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 3(b) or Section 4(b) (each, an “Other Redemption Notice”), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice.  If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the period beginning on and including the date which is three (3) Business Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Business Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Business Day period.

(c)       Alternative Redemption in Shares of Common Stock.  If the Company fails to pay the applicable Redemption Price on the applicable Redemption Date, at the option of the Holder, the Holder may elect by written notice to the Company (a “Conversion Notice”, and the date the Company receives such Conversion Notice, the “Conversion Date”), in lieu of receiving such Redemption Price in cash, to receive such number of shares of Common Stock equal to the quotient of (x) such Redemption Price and (y) $0.086.   On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of such Conversion Notice to the Holder and the Company’s transfer agent (the “Transfer Agent”). On or before the second (2nd) Trading Day following the date of receipt of a Conversion Notice, the Company shall (x) provided that the Transfer Agent is participating in The Depository Trust Company’s (“DTC”) Fast Automated Securities Transfer Program, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal at Custodian system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver (via reputable overnight courier) to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled. If this Note is physically surrendered for conversion and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three (3) Business Days after receipt of this Note and at its own expense, issue and deliver to the Holder (or its designee) a new Note (in accordance with Section 15(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

(d)       Failure to Deliver Shares.  If within three (3) Trading Days after the Company’s receipt of a Conversion Notice (whether via facsimile or otherwise), the Company shall fail to issue and deliver a certificate to the Holder and register such shares of Common Stock on the Company’s share register or credit the Holder’s or its designee’s balance account with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) (a “Conversion Failure”), and if on or after such third (3rd) Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of shares of Common Stock issuable upon such conversion that the Holder anticipated receiving from the Company, then, in addition to all other remedies available to the Holder, the Company shall, within three (3) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such shares of Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such shares of Common Stock or credit the Holder’s balance account with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock multiplied by (B) the Closing Sale Price of the Common Stock on the Trading Day immediately preceding the Conversion Date.

(7)           SECURITY.  This Note and the Other Notes are secured to the extent and in the manner set forth in the Transaction Documents (including, without limitation, the Security Agreement, the other Security Documents and the Guaranties).

(8)           NONCIRCUMVENTION.  The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

(9)           VOTING RIGHTS.  The Holder shall have no voting rights as the holder of this Note, except as required by law and/or expressly provided in this Note.

(10)         COVENANTS.

(a)       Rank.  All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) shall be senior to all other Indebtedness of the Company, other than Senior Indebtedness, Capitalized Lease Obligations and Purchase Money Indebtedness.

(b)       Incurrence of Indebtedness.  So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and (ii) Permitted Indebtedness.

(c)       Existence of Liens.  So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, “Liens”) other than Permitted Liens.

(d)       Restricted Payments.  The Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than the Senior Indebtedness or as otherwise permitted or provided under this Note or the Other Notes), whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

(e)       Restriction on Redemption and Cash Dividends. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of the Common Stock without the prior express written consent of the Holder.

(f)        Restriction on Transfer of Assets. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, convey or otherwise dispose of any assets or rights of the Company or any Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions, other than (i) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights by the Company and its Subsidiaries that, in the aggregate, do not have a fair market value in excess of $100,000 in any twelve (12) month period and (ii) sales of inventory in the ordinary course of business.

(g)       Intellectual Property.  So long as any Note is outstanding, the Company shall not, and shall not permit any Subsidiary to, directly or indirectly, (i) assign, transfer or otherwise encumber or allow any other Person to have any rights or license to any of the Intellectual Property (as defined in the Security Agreement) of the Company or its Subsidiaries other than Permitted Indebtedness and Permitted Liens, (ii) grant any royalties and other Indebtedness with respect to any of the Intellectual Property other than Permitted Indebtedness or (ii) take any action or inaction to impair the value of the Intellectual Property .

(h)       Maturity of Indebtedness. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, permit any Indebtedness of the Company or any of the Subsidiaries to mature or accelerate prior to the Maturity Date, other than Permitted Indebtedness.

(i)        New Subsidiaries. Simultaneously with the acquisition or formation of each New Subsidiary (other than a Foreign Subsidiary (as defined in the Security Documents), the Company shall cause such New Subsidiary to execute, and deliver to each holder of Notes, all Security Documents (as defined in the Securities Purchase Agreement) and Guaranties (as defined in the Securities Purchase Agreement) as requested by the Holder.  The Company shall also deliver to the Secured Parties (as defined in the Security Documents) an opinion of counsel to such New Subsidiary that is reasonably satisfactory to the Secured Parties covering such legal matters with respect to such New Subsidiary becoming a guarantor of the Company’s obligations, executing and delivering the Security Documents and the Guaranties and any other matters that the Secured Parties may reasonably request.  The Company shall deliver, or cause the applicable Subsidiary to deliver, each of the physical stock certificates of such New Subsidiary, along with undated stock powers for each such certificates, executed in blank (or, if any such shares of capital stock are uncertificated, confirmation and evidence reasonably satisfactory to the Secured Parties that the security interest in such uncertificated securities has been transferred to and perfected by the Secured Parties, in accordance with Sections 8-313, 8-321 and 9-115 of the Uniform Commercial Code or any other similar or local or foreign law that may be applicable) (except to the extent the Company or such Subsidiary is obligated to deliver such certificates to the Senior Lender pursuant to the Senior Indebtedness).

(j)        Change in Nature of Business. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by the Company and each of its Subsidiaries on the Issuance Date or any business substantially related or incidental thereto.  The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, modify its or their corporate structure or purpose.

(k)       Preservation of Existence, Etc.  The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

(l)        Maintenance of Properties, Etc.  The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, in all material respects all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times in all material respects with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(m)      Maintenance of Insurance.  The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

(n)       Amendments to Transaction Documents.  So long as any Note remains outstanding, the Company shall not, and shall not permit any of its Subsidiaries to, enter into, become or remain subject to any agreement or instrument, except for the Transaction Documents, that would prohibit or require the consent of any Person to any amendment, modification or supplement to any of the Transaction Documents.

(11)         PARTICIPATION.  The Holder, as the holder of this Note, shall not be entitled to any dividends paid or distributions made to the holders of Common Stock.

(12)         VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES.  The written consent of the Company and the affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any change or amendment to this Note or the Other Notes.

(13)         TRANSFER.  This Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 4.1 of the Securities Purchase Agreement.

(14)         REGISTRATION.  The Company shall maintain a register (the “Register”) for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the “Registered Notes”).  The entries in the Register shall be conclusive and binding for all purposes absent manifest error.  The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of principal and interest hereunder, notwithstanding notice to the contrary.  A Registered Note may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register.  Upon its receipt of a request to assign or sell all or part of any Registered Note by a Holder, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 21.

(15)         REISSUANCE OF THIS NOTE.

(a)       Transfer.  If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the written order of the Holder a new Note (in accordance with Section 15(d)), registered in the Company's Register of Notes as the Holder may request in writing , representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with Section 15(d)) to the Holder representing the outstanding Principal not being transferred.  The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this Section 15(a), following redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b)       Lost, Stolen or Mutilated Note.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 15(d)) representing the outstanding Principal.

(c)       Note Exchangeable for Different Denominations.  This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 15(d) and in principal amounts of at least $1,000 and multiples of $1,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d)       Issuance of New Notes.  Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 15(a) or Section 15(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note (subject, however, to any actions already taken under or with respect to this Note at any time prior thereto), and (v) shall represent accrued unpaid Interest and Late Charges on the Principal and Interest of this Note, from the Issuance Date.

(16)         REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF.  The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note.  Amounts set forth or provided for herein with respect to payments, redemption and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(17)         PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS.  If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect unpaid amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the reasonable costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, reasonable attorneys' fees and disbursements.

(18)         CONSTRUCTION; HEADINGS.  This Note shall be deemed to be jointly drafted by the Company and all the Holders and shall not be construed against any person as the drafter hereof.  The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

(19)         FAILURE OR INDULGENCE NOT WAIVER.  No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(20)         DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Conversion Price, the Closing Bid Price, the Closing Sale Price or fair market value (as the case may be) or the arithmetic calculation of the Conversion Rate or the applicable Redemption Price (as the case may be), the Company or the Holder (as the case may be) shall submit the disputed determinations or arithmetic calculations (as the case may be) via facsimile (i) within two (2) Business Days after receipt of the applicable notice giving rise to such dispute to the Company or the Holder (as the case may be) or (ii) if no notice gave rise to such dispute, at any time after the Holder learned of the circumstances giving rise to such dispute (including, without limitation, as to whether any issuance or sale or deemed issuance or sale was an issuance or sale or deemed issuance or sale of Excluded Securities). If the Holder and the Company are unable to agree upon such determination or calculation within two (2) Business Days of such disputed determination or arithmetic calculation (as the case may be) being submitted to the Company or the Holder (as the case may be), then the Company shall, within two (2) Business Days, submit via facsimile (a) the disputed determination of the Conversion Price, the Closing Bid Price, the Closing Sale Price or fair market value (as the case may be) to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or any Redemption Price (as the case may be) to the Company’s independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant (as the case may be) to perform the determinations or calculations (as the case may be) and notify the Company and the Holder of the results no later than ten (10) Business Days from the time it receives such disputed determinations or calculations (as the case may be). Such investment bank’s or accountant’s determination or calculation (as the case may be) shall be binding upon all parties absent demonstrable error.

(21)         NOTICES; PAYMENTS.

(a)       Notices.  Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 6.4 of the Securities Purchase Agreement.  The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore.

(b)       Payments.  Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Holders, shall initially be as set forth in the Securities Purchase Agreement); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions.  Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.  Any amount of Principal or other amounts due under the Transaction Documents, other than Interest, which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of eighteen percent (18%) per annum from the date such amount was due until the same is paid in full (“Late Charge”).

(22)         CANCELLATION.  After all Principal, accrued Interest and other amounts at any time owed on this Note has been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

(23)         WAIVER OF NOTICE.  To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

(24)         GOVERNING LAW; JURISDICTION; JURY TRIAL.  This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law.  Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note.  Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder.  THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

(25)         CERTAIN DEFINITIONS.  For purposes of this Note, the following terms shall have the following meanings:

(a)       “Approved Stock Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the date hereof pursuant to which shares of Common Stock and standard options to purchase Common Stock may be issued to any employee, officer or director for services provided to the Company in their capacity as such.

(b)       “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(c)       “Capitalized Lease Obligations” means without duplication, all monetary obligations of the Company or any of its Subsidiaries under any leasing or similar arrangement which, in accordance with GAAP, would be classified as capitalized leases, and, for purposes of this Agreement and each other Transaction Document, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP and the amount of such obligations outstanding at any one time shall not to exceed $1,500,000 in the aggregate.

(d)       “Change of Control” means any Fundamental Transaction other than (i) any reorganization, recapitalization or reclassification of the Common Stock in which holders of the Company's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (ii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.  For the avoidance of doubt, the transactions contemplated by the Plan and Agreement of Merger dated May 5, 2010 (the “Reincorporation Agreement”) between the Company and Paradigm Holdings, Inc., a Nevada corporation, shall not constitute a “Change of Control” hereunder.

(e)           “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 20 of such Note. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

(f)        “Common Stock” means the common stock, par value $0.01 per share, of the Company.

(g)       “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

(h)       “Eligible Market” means the Principal Market, The New York Stock Exchange, the NYSE Amex, the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market.

(i)        “Excluded Securities” means any debt or equity securities of the Company issued or issuable: (i) to directors, officers or employees of the Company in their capacity as such pursuant to an Approved Stock Plan or employment agreement with the Company or any of its Subsidiaries; (ii) upon the conversion or exercise of outstanding securities of the Company as in effect as of the Issuance Date and (iii) pursuant to the Securities Purchase Agreement.

(j)        “Fundamental Transaction” means that (i) the Company or any of its Subsidiaries shall, directly or indirectly, in one or more related transactions, (1) consolidate or merge with or into (whether or not the Company or any of its Subsidiaries is the surviving corporation) another Person, or (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other Person, or (3) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of Voting Stock of the Company (not including any shares of Voting Stock of the Company held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (4) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Voting Stock of the Company (not including any shares of Voting Stock of the Company held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), or (5) reorganize, recapitalize or reclassify the Common Stock, or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act and the rules and regulations promulgated thereunder) (other than Hale Capital Partners, LP, EREF Para, LLC or any of their Affiliates (as defined in the Securities Purchase Agreement)) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Voting Stock of the Company.

(k)       “GAAP” means United States generally accepted accounting principles, consistently applied.

(l)        “Holder Pro Rata Amount” means a fraction (i) the numerator of which is the original Principal amount of this Note on the Closing Date (as defined in the Securities Purchase Agreement) and (ii) the denominator of which is the aggregate original principal amount of all Notes issued to the Purchasers (as defined in the Securities Purchase Agreement) pursuant to the Securities Purchase Agreement on the Closing Date.

(m)      “Indebtedness” of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) “capital leases” in accordance with generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.

(n)       “Interest Rate” means 6.00% per annum.

(o)       “Net Sale Proceeds” means, with respect to any Sale, an amount equal to: (A) the sum of cash payments and cash equivalents received by the Company or any of its Subsidiaries, from such Sale (including any cash or cash equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received), minus (B) any reasonable direct out-of-pocket actual and estimated professional fees and other costs or expenses incurred in connection with such Sale.

(p)       “Outstanding Amount” means the sum of (A) the portion of the Principal to be redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal and (C) accrued and unpaid Late Charges with respect to such Principal and Interest.

(q)       “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(r)        “Permitted Indebtedness” means (A) the Senior Indebtedness, (B) Indebtedness incurred by the Company that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Holder and approved by the Holder in writing, and which Indebtedness does not provide at any time for (1) the payment, prepayment, repayment, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later and (2) total interest and fees at a rate in excess of the Interest Rate hereunder (C) Indebtedness secured by Permitted Liens, (D) Capitalized Lease Obligations, (E) Purchase Money Indebtedness, (F) Indebtedness to trade creditors incurred in the ordinary course of business, and (G) extensions, refinancings and renewals of any items of Permitted Indebtedness, provided that the principal amount is not increased or the terms modified to impose more burdensome terms upon the Company or its Subsidiary, as the case may be.

(s)       “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens securing the Company's obligations under the Notes, (v) Liens (A) upon or in any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, (vi) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (i) and (v) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vii) Liens securing the Company's obligations under the Senior Indebtedness, Capitalized Lease Obligations and Purchase Money Indebtedness; (viii) leases or subleases and licenses and sublicenses granted to others in the ordinary course of the Company's business, not interfering in any material respect with the business of the Company and its Subsidiaries taken as a whole, (ix) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, (x) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, and mechanic’s Liens, carrier’s Liens and other Liens to secure the performance of tenders, statutory obligations, contract bids, government contracts, performance and return of money bonds and other similar obligations, incurred in the ordinary course of business, whether pursuant to statutory requirements, common law or contractual arrangements; and (xi) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 3(a)(v).

(t)        “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity  and a government or any department or agency thereof.

(u)       “Present Value of Interest” means the amount of any interest that, but for a Change of Control Redemption, Event of Default Redemption or Sale Redemption, as applicable, would have accrued under this Note with respect to the principal amount of this Note being redeemed at the Interest Rate for the period from the Change of Control Redemption Date, Event of Default Redemption Date or Sale Redemption Date, as applicable, through the Maturity Date discounted to the present value of such interest using a discount rate equal to the Interest Rate in effect on the applicable date of determination.

(v)       “Principal Market” means the OTC Bulletin Board.

(w)      “Purchase Money Indebtedness” means Indebtedness used to acquire fixed assets for the Company or any of its Subsidiaries, obtained for the sole purpose of financing all or any part of the acquisition cost thereof, which may be secured by such assets, but is otherwise non-recourse to the Company and its Subsidiaries.

(x)        “Redemption Notices” means, collectively, the Event of Default Redemption Notices, the Sale Redemption Notice and the Change of Control Redemption Notices, and, each of the foregoing, individually, a Redemption Notice.

(y)       “Redemption Prices” means, collectively, the Event of Default Redemption Price, the Sale Redemption Price and the Change of Control Redemption Price, and, each of the foregoing, individually, a Redemption Price.

(z)        “Required Holders” means the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding.

(aa)      “Sale” means (x) any sale, lease or sub-lease (as lessor or sublessor), sale and leaseback, assignment, conveyance, transfer or other disposition to, or any exchange of property with, any Person, in an arm's length transaction or a series of such transactions, of all or any part of the Company's or any of its Subsidiaries' businesses, assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, whether now owned or hereafter acquired, including the sale or issuance of Stock (as defined in the Security Documents) of any of the Company's Subsidiaries, other than inventory (or other assets) sold or leased in the ordinary course of business of the Company or any of its Subsidiaries or the sale or disposition of obsolete, worn out or surplus property or (y) any sale of securities of the Company (other than Excluded Securities). For the avoidance of doubt, the transactions contemplated by the Reincorporation Agreement shall not constitute a “Sale” hereunder.

(bb)     “Sale Redemption Eligibility Amount” means, with respect to any Sale, the product of (i) the Holder Pro Rata Amount and (ii) 100% of the Net Sale Proceeds for such Sale.

(cc)     “SEC” means the United States Securities and Exchange Commission.

(dd)     “Securities Purchase Agreement” means that certain securities purchase agreement dated the Subscription Date by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes.

(ee)     “Senior Indebtedness” means the Indebtedness incurred by the Company and its Subsidiaries pursuant to the Senior Facility (as defined in the Securities Purchase Agreement), as amended, and in connection with the letter of credit dated as of [May __, 2010] issued by Silicon Valley Bank to Zurich American Insurance Company and Fidelity and Deposit Company of Maryland (the “Letter of Credit”); provided, however, that the aggregate outstanding amount of such Indebtedness permitted hereunder (taking into account the maximum amounts which may be advanced under the loan documents evidencing such Senior Indebtedness) does not at any time exceed the sum of (x) $4,500,000 and (y) the amount of the Letter of Credit. .

(ff)       “Senior Lender” shall mean Silicon Valley Bank or such successor lender pursuant to any outstanding Senior Indebtedness.

(gg)     “Subordination Agreement” shall mean that certain subordination agreement, dated as of the Issuance Date, among Silicon Valley Bank and the Holder with respect to certain indebtedness of the Company to Silicon Valley Bank., as such may be amended from time to time.

(hh)     “Subscription Date” means May 26, 2010.

(ii)       “Successor Entity” means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

(jj)       “Trading Day” means any day on which the Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded.

(kk)     “Voting Stock” of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

(26)         DISCLOSURE. Upon receipt or delivery by the Company of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries, the Company shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, nonpublic information, relating to the Company or its Subsidiaries, the Company shall indicate to the Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

PARADIGM HOLDINGS, INC.

By:
Name:
Title:

Exhibit 10

EXECUTION VERSION

SECURITY AGREEMENT

This SECURITY AGREEMENT (this “Agreement”), dated as of May 26, 2010, is made by and among the grantors listed on the signature pages hereof (collectively, jointly and severally, the “Grantors” and each, individually, a “Grantor”), and the secured parties listed on the signature pages hereof (collectively, the “Secured Parties” and each, individually, a “Secured Party”).

RECITALS

WHEREAS, pursuant to that certain Securities Purchase Agreement, dated as of May 26, 2010 (as may be amended, restated, supplemented, or otherwise modified from time to time, including all schedules thereto, collectively, the “Securities Purchase Agreement”), by and among Paradigm Holdings, Inc., a Wyoming corporation (“Parent”), and each of the Secured Parties, Parent has agreed to sell, and each of the Secured Parties have each agreed to purchase, severally and not jointly, certain Notes; and

WHEREAS, each Grantor other than Parent is a direct or indirect wholly-owned Subsidiary (as defined below) of Parent and will receive direct and substantial benefits from the purchase by each of the Secured Parties of the Notes; and

WHEREAS, in order to induce the Secured Parties to purchase, severally and not jointly, the Notes as provided for in the Securities Purchase Agreement, Grantors have agreed to grant a continuing security interest in and to the Collateral in order to secure the prompt and complete payment, observance and performance of the Secured Obligations.

AGREEMENTS

NOW, THEREFORE, for and in consideration of the recitals made above and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.           Defined Terms. All capitalized terms used herein (including in the preamble and recitals hereof) without definition shall have the meanings ascribed thereto in the Notes. Any terms used in this Agreement that are defined in the Code shall be construed and defined as set forth in the Code unless otherwise defined herein or in the Notes; provided, however, if the Code is used to define any term used herein and if such term is defined differently in different Articles of the Code, the definition of such term contained in Article 9 of the Code shall govern. In addition to those terms defined elsewhere in this Agreement, as used in this Agreement, the following terms shall have the following meanings:

(a)           “Account” means an account (as that term is defined in the Code).

(b)           “Account Debtor” means an account debtor (as that term is defined in the Code).

(c)           “Bankruptcy Code” means title 11 of the United States Code, as in effect from time to time.

(d)           “Books” means books and records (including, without limitation, each Grantor’s Records) indicating, summarizing, or evidencing each Grantor’s assets (including the Collateral) or liabilities, each Grantor’s Records relating to its business operations (including, without limitation, stock ledgers) or financial condition, and each Grantor’s goods or General Intangibles related to such information.

(e)           “Chattel Paper” means chattel paper (as that term is defined in the Code) and includes tangible chattel paper and electronic chattel paper.

(f)           “Code” means the New York Uniform Commercial Code, as in effect from time to time; provided, however, in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, priority, or remedies with respect to any Secured Party’s Lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term “Code” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies.

(g)           “Collateral” has the meaning specified therefor in Section 2.

(h)           “Commencement Notice” means a written notice, given by any Secured Party to the other Secured Parties in accordance with the notice provisions set forth in the Securities Purchase Agreement, pursuant to which such Secured Party notifies the other Secured Parties of the existence of one or more Events of Default and of such Secured Party’s intent to commence the exercise of one or more of the remedies provided for under this Agreement with respect to all or any portion of the Collateral as a consequence thereof, which notice shall incorporate a reasonably detailed description of each Event of Default then existing and of the remedial action proposed to be taken.

(i)            “Commercial Tort Claims” means commercial tort claims (as that term is defined in the Code), and includes those commercial tort claims listed on Schedule 1 attached hereto.

(j)           “Control Agreement” means a control agreement, in form and substance satisfactory to Secured Parties, executed and delivered by a Grantor, one or more Secured Parties, and the applicable securities intermediary (with respect to a Securities Account) or bank (with respect to a Deposit Account), as may be amended, restated, supplemented, or otherwise modified from time to time.

(k)           “Copyrights” means all copyrights and copyright registrations, and also includes (i) the copyright registrations and recordings thereof and all applications in connection therewith listed on Schedule 2 attached hereto and made a part hereof, (ii) all reissues, continuations, extensions or renewals thereof, (iii) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past or future infringements or dilutions thereof, (iv) the right to sue for past, present and future infringements and dilutions thereof, (v) the goodwill of each Grantor’s business symbolized by the foregoing or connected therewith, and (vi) all of each Grantor’s rights corresponding thereto throughout the world.

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(l)           “Copyright Security Agreement” means each Copyright Security Agreement among Grantors, or any of them, and Secured Parties, in substantially the form of Exhibit A attached hereto, pursuant to which Grantors have granted to each Secured Party a security interest in all their respective Copyrights, as may be amended, restated, supplemented, or otherwise modified from time to time.

(m)          “Deposit Account” means a deposit account (as that term is defined in the Code)

(n)           “Equipment” means equipment (as that term is defined in the Code).

(o)           “Event of Default” has the meaning specified therefor in the Notes.

(p)           “General Intangibles” means general intangibles (as that term is defined in the Code) and, in any event, includes payment intangibles, contract rights, rights to payment, rights arising under common law, statutes, or regulations, choses or things in action, goodwill (including the goodwill associated with any Trademark, Patent, or Copyright), Patents, Trademarks, Copyrights, URLs and domain names, industrial designs, other industrial or Intellectual Property or rights therein or applications therefor, whether under license or otherwise, programs, programming materials, blueprints, drawings, purchase orders, customer lists, monies due or recoverable from pension funds, route lists, rights to payment and other rights under any royalty or licensing agreements, including Intellectual Property Licenses, infringement claims, computer programs, information contained on computer disks or tapes, software, literature, reports, catalogs, pension plan refunds, pension plan refund claims, insurance premium rebates, tax refunds, and tax refund claims, interests in a partnership or limited liability company which do not constitute a security under Article 8 of the Code, and any other personal property other than Commercial Tort Claims, money, Accounts, Chattel Paper, Deposit Accounts, goods, Investment Related Property, Negotiable Collateral, and oil, gas, or other minerals before extraction.

(q)           “Governmental Authority” means any domestic or foreign federal, state, local, or other governmental or administrative body, instrumentality, board, department, or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

(r)           “Guaranties” means each Guaranty dated of even date herewith executed by Guarantors in favor of any or all of the Secured Parties, together with any other guaranty or similar agreement now or hereafter executed by a Guarantor in favor of any or all of the Secured Parties in connection with the Notes or any of the other Transaction Documents, as may be amended, restated, supplemented, or otherwise modified from time to time.

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(s)           “Guarantor” means each Grantor, other than Parent, and each other Person that now or hereafter executes a Guaranty.

(t)           “Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other state or federal bankruptcy or insolvency law or any equivalent laws in any other jurisdiction, assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

(u)          “Intellectual Property” means Patents, Copyrights, Trademarks, the goodwill associated with such Trademarks, trade secrets and customer lists, and Intellectual Property Licenses.

(v)          “Intellectual Property Licenses” means rights under or interests in any patent, trademark, copyright or other intellectual property, including software license agreements with any other party, whether the applicable Grantor is a licensee or licensor under any such license agreement, including the license agreements listed on Schedule 3 attached hereto and made a part hereof, as may be amended, restated, supplemented, or otherwise modified from time to time.

(w)          “Inventory” means inventory (as that term is defined in the Code).

(x)           “Investment Related Property” means (i) investment property (as that term is defined in the Code), and (ii) all of the following (regardless of whether classified as investment property under the Code): all Pledged Interests, Pledged Operating Agreements, and Pledged Partnership Agreements.

(y)          “Lien” has the meaning specified therefor in the Notes.

(z)           “Negotiable Collateral” means letters of credit, letter-of-credit rights, instruments, promissory notes, drafts, and documents.

(aa)         “New Subsidiary” has the meaning specified therefor in the Notes.

(bb)        “Notes” has the meaning specified therefor in the Securities Purchase Agreement.

(cc)         “Patents” means all patents and patent applications, and also includes (i) the patents and patent applications listed on Schedule 4 attached hereto and made a part hereof, (ii) all renewals thereof, (iii) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past or future infringements or dilutions thereof, (iv) the right to sue for past, present and future infringements and dilutions thereof, and (v) all of each Grantor’s rights corresponding thereto throughout the world.

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(dd)        “Patent Security Agreement” means each Patent Security Agreement among Grantors and Secured Parties in substantially the form of Exhibit B attached hereto, pursuant to which Grantors have granted to each Secured Party a security interest in all their respective Patents, as may be amended, restated, supplemented, or otherwise modified from time to time.

(ee)         “Permitted Liens” has the meaning specified therefor in the Notes.

(ff)          “Permitted Secured Party” means, with respect to the exercise of any remedy provided for under this Agreement, any Secured Party that has delivered a Commencement Notice with respect to the exercise of such remedy to the other Secured Parties and has not received a Veto Notice with respect thereto within the Veto Period; provided, however, there shall only be a single Permitted Secured Party that may exercise any specific remedy at any one time (it being agreed that if a Commencement Notice is delivered by more than one Secured Party with respect to any remedy provided for under this Agreement, then the first Secured Party to deliver a Commencement Notice and not receive a Veto Notice within the Veto Period shall be the only Secured Party that may exercise such remedy).

(gg)        “Person” has the meaning specified therefor in the Securities Purchase Agreement.

(hh)        “Pledged Companies” means, each Person listed on Schedule 5 hereto as a “Pledged Company,” together with each other Person all or a portion of whose Stock is acquired or otherwise owned by a Grantor after the date hereof.

(ii)           “Pledged Interests” means all of each Grantor’s right, title and interest in and to all of the Stock now or hereafter owned by such Grantor, regardless of class or designation, including all substitutions therefor and replacements thereof, all proceeds thereof and all rights relating thereto, also including any certificates representing the Stock, the right to receive any certificates representing any of the Stock, all warrants, options, share appreciation rights and other rights, contractual or otherwise, in respect thereof, and the right to receive dividends, distributions of income, profits, surplus, or other compensation by way of income or liquidating distributions, in cash or in kind, and cash, instruments, and other property from time to time received, receivable, or otherwise distributed in respect of or in addition to, in substitution of, on account of, or in exchange for any or all of the foregoing.

(jj)           “Pledged Operating Agreements” means all of each Grantor’s rights, powers, and remedies under the limited liability company operating agreements of each of the Pledged Companies that are limited liability companies, as may be amended, restated, supplemented, or otherwise modified from time to time.

(kk)         “Pledged Partnership Agreements” means all of each Grantor’s rights, powers, and remedies under the partnership agreements of each of the Pledged Companies that are partnerships, as may be amended, restated, supplemented, or otherwise modified from time to time.

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(ll)           “Proceeds” has the meaning specified therefor in Section 2.

(mm)       “Real Property” means any estates or interests in real property now owned or hereafter acquired by any Grantor and the improvements thereto.

(nn)        “Records” means information that is inscribed on a tangible medium or which is stored in an electronic or other medium and is retrievable in perceivable form.

(oo)        “Secured Obligations” mean all of the present and future payment and performance obligations of Grantors arising under this Agreement, the Notes, the Guaranties, and the other Transaction Documents, including, without duplication, reasonable attorneys’ fees and expenses and any interest, fees, or expenses that accrue after the filing of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any Insolvency Proceeding.

(pp)        “Securities Account” means a securities account (as that term is defined in the Code).

(qq)        “Security Documents” means, collectively, this Agreement, each Copyright Security Agreement, each Patent Security Agreement, each Trademark Security Agreement, each Control Agreement, and each other security agreement, pledge agreement, assignment, mortgage, security deed, deed of trust, and other agreement or document executed and delivered by a Grantor as security for any of the Secured Obligations, as may be amended, restated, supplemented, or otherwise modified from time to time.

(rr)          “Security Interest” and “Security Interests” have the meanings specified therefor in Section 2.

(ss)         “Senior Lender” means Silicon Valley Bank and its successors and assigns.

(tt)          “Significant Secured Party” means, on any date of determination, any Secured Party holding at least 50 percent (50%) or more of the aggregate principal amount of Notes outstanding on such date.

(uu)        “Stock” means all shares, options, warrants, interests (including, without limitation, membership and partnership interests), participations, or other equivalents (regardless of how designated) of or in a Person, whether voting or nonvoting, including common stock, preferred stock, or any other “equity security” (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the United States Securities and Exchange Commission and any successor thereto under the Securities Exchange Act of 1934, as in effect from time to time).

(vv)        “Subsidiaries” and “Subsidiary” each have the meanings specified therefor in the Notes.

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(ww)      “Subordination Agreement” shall mean that certain subordination agreement with respect to certain senior indebtedness by and among the Senior Parties and the Secured Lender dated on even date herewith, as such may be amended from time to time.

(xx)         “Supporting Obligations” means supporting obligations (as such term is defined in the Code).

(yy)        “Trademarks” means all trademarks, trade names, trademark applications, service marks, service mark applications, and also includes (i) the trade names, trademarks, trademark applications, service marks, and service mark applications listed on Schedule 6 attached hereto and made a part hereof, and (ii) all renewals thereof, (iii) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past or future infringements or dilutions thereof, (iv) the right to sue for past, present and future infringements and dilutions thereof, (v) the goodwill of each Grantor’s business symbolized by the foregoing or connected therewith, and (vi) all of each Grantor’s rights corresponding thereto throughout the world.

(zz)         “Trademark Security Agreement” means each Trademark Security Agreement among Grantors and Secured Parties in substantially the form of Exhibit C attached hereto, pursuant to which Grantors have granted to each Secured Party a security interest in all their respective Trademarks.

(aaa)       “Transaction Documents” has the meaning specified therefor in the Securities Purchase Agreement.

(bbb)      “URL” means “uniform resource locator,” an internet web address.

(ccc)       “Veto Notice” means, with respect to any Commencement Notice, a written notice given by any Significant Secured Party to the other Secured Parties in accordance with the notice provisions set forth in the Securities Purchase Agreement pursuant to which such Significant Secured Party notifies the other Secured Parties of its objection to the commencement of the remedial action specified in such Commencement Notice and certifies that, to the best of its knowledge, it is a Significant Secured Party.

(ddd)      “Veto Period” means, with respect to any Commencement Notice, the period of ten (10) consecutive calendar days following the delivery of such Commencement Notice to the Secured Parties.

2.           Grant of Security. Each Grantor hereby unconditionally grants, assigns, and pledges to each Secured Party a separate, continuing security interest (each, a “Security Interest” and, collectively, the “Security Interests”) in all assets of such Grantor (other than Real Property) whether now owned or hereafter acquired or arising and wherever located (collectively, the “Collateral”), including, without limitation, such Grantor’s right, title, and interest in and to the following, whether now owned or hereafter acquired or arising and wherever located:

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(a)          all of such Grantor’s Accounts;

(b)          all of such Grantor’s Books;

(c)          all of such Grantor’s Chattel Paper;

(d)          all of such Grantor’s Deposit Accounts;

(e)          all of such Grantor’s Equipment and fixtures;

(f)           all of such Grantor’s General Intangibles;

(g)          all of such Grantor’s Inventory;

(h)          all of such Grantor’s Investment Related Property;

(i)           all of such Grantor’s Negotiable Collateral;

(j)           all of such Grantor’s rights in respect of Supporting Obligations;

(k)          all of such Grantor’s Commercial Tort Claims;

(1)          all of such Grantor’s money, cash, cash equivalents, or other assets of each such Grantor that now or hereafter come into the possession, custody, or control of any Secured Party;

(m)         all of the proceeds and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance or Commercial Tort Claims covering or relating to any or all of the foregoing, and any and all Accounts, Books, Chattel Paper, Deposit Accounts, Equipment, General Intangibles, Inventory, Investment Related Property, Negotiable Collateral, Supporting Obligations, money, or other tangible or intangible property resulting from the sale, lease, license, exchange, collection, or other disposition of any of the foregoing, the proceeds of any award in condemnation with respect to any of the foregoing, any rebates or refunds, whether for taxes or otherwise, and all proceeds of any such proceeds, or any portion thereof or interest therein, and the proceeds thereof, and all proceeds of any loss of, damage to, or destruction of the above, whether insured or not insured, and, to the extent not otherwise included, any indemnity, warranty, or guaranty payable by reason of loss or damage to, or otherwise with respect to any of the foregoing (the “Proceeds”). Without limiting the generality of the foregoing, the term “Proceeds” includes whatever is receivable or received when Investment Related Property or proceeds are sold, exchanged, collected, or otherwise disposed of, whether such disposition is voluntary or involuntary, and includes proceeds of any indemnity or guaranty payable to any Grantor or any Secured Party from time to time with respect to any of the Investment Related Property.

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Notwithstanding anything herein to the contrary, the term “Collateral” shall not include, in the case of a Subsidiary (as defined in the Securities Purchase Agreements) of such Grantor organized under the laws of a jurisdiction other than the United States, any of the states thereof or the District of Columbia (a “Foreign Subsidiary”), more than 65% (or such greater percentage that, due to a change in applicable law after the date hereof, (i) would not reasonably be expected to cause the undistributed earnings of such Foreign Subsidiary as determined for United States federal income tax purposes to be treated as a deemed dividend to such Foreign Subsidiary’s United States parent and (ii) would not reasonably be expected to cause any material adverse tax consequences) of the issued and outstanding shares of Capital Stock entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) (it being understood and agreed that the Collateral shall include 100% of the issued and outstanding shares of Capital Stock not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) or other equity interest of such Foreign Subsidiary).

The Grantors agree that the pledge of the shares of Stock acquired by a Grantor of any and all Persons now or hereafter existing who is a Foreign Subsidiary may be supplemented by one or more separate pledge agreements, deeds of pledge, share charges, or other similar agreements or instruments, executed and delivered by the relevant Grantors in favor of the Secured Parties, which pledge agreements will provide for the pledge of such shares of Stock in accordance with the laws of the applicable foreign jurisdiction. With respect to such shares of Stock, any Secured Party may, at any time and from time to time, in its sole discretion, take actions in such foreign jurisdictions that will result in the perfection of the Lien created in such shares of Stock.

3.            Security for Obligations. This Agreement and the Security Interests created hereby secure the payment and performance of the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Secured Parties, or any of them, but for the fact that they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

4.            Grantors Remain Liable. Anything herein to the contrary notwithstanding, (a) each of the Grantors shall remain liable under the contracts and agreements included in the Collateral, including the Pledged Operating Agreements and the Pledged Partnership Agreements, to perform all of the duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) the exercise by Secured Parties, or any of them, of any of the rights hereunder shall not release any Grantor from any of its duties or obligations under such contracts and agreements included in the Collateral, and (c) no Secured Party shall have any obligation or liability under such contracts and agreements included in the Collateral by reason of this Agreement, nor shall any Secured Party be obligated to perform any of the obligations or duties of any Grantor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder. Until an Event of Default shall occur and be continuing, except as otherwise provided in this Agreement or any other Transaction Document, Grantors shall have the right to possession and enjoyment of the Collateral for the purpose of conducting the ordinary course of their respective businesses, subject to and upon the terms hereof and the other Transaction Documents. Without limiting the generality of the foregoing, it is the intention of the parties hereto that record and beneficial ownership of the Pledged Interests, including all voting, consensual, and dividend rights, shall remain in the applicable Grantor until the occurrence of an Event of Default and until any Secured Party shall notify the applicable Grantor of such Secured Party’s exercise of voting, consensual, or dividend rights with respect to the Pledged Interests pursuant to Section 15 hereof.

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5.            Representations and Warranties. Each Grantor hereby represents and warrants as follows:

(a)           The exact legal name of each of the Grantors is set forth on the signature pages of this Agreement.

(b)           Schedule 7 attached hereto sets forth (i) all Real Property owned or leased by Grantors, together with all other locations of Collateral, as of the date hereof, and (ii) the chief executive office of each Grantor as of the date hereof.

(c)           As of the date hereof, no Grantor has any interest in, or title to, any Copyrights, Intellectual Property Licenses, Patents, or Trademarks except as set forth on Schedules 2, 3, 4, and 6, respectively, attached hereto. This Agreement is effective to create a valid and continuing Lien on such Copyrights, Intellectual Property Licenses, Patents and Trademarks and, upon filing of the Copyright Security Agreement with the United States Copyright Office and filing of the Patent Security Agreement and the Trademark Security Agreement with the United States Patent and Trademark Office, and the filing of appropriate financing statements in the jurisdictions listed on Schedule 8 hereto, all action necessary or desirable to protect and perfect the Security Interests in and to each Grantor’s Patents, Trademarks, or Copyrights has been taken and such perfected Security Interests are enforceable as such as against any and all creditors of and purchasers from any Grantor. No Grantor has any interest in any Copyright that is necessary in connection with the operation of such Grantor’s business, except for those Copyrights identified on Schedule 2 attached hereto which have been registered with the United States Copyright Office.

(d)           This Agreement creates a valid security interest in all of the Collateral of each Grantor, to the extent a security interest therein can be created under the Code securing the payment of the Secured Obligations. Except to the extent a security interest in the Collateral cannot be perfected by the filing of a financing statement under the Code, all filings and other actions necessary or desirable to perfect and protect such security interest have been duly taken or will have been taken upon the filing of financing statements listing each applicable Grantor, as a debtor, and Secured Parties, as secured parties, in the jurisdictions listed next to such Grantor’s name on Schedule 8 attached hereto. Upon the making of such filings, subject to Permitted Liens, Secured Parties shall each have a first priority (or second priority, to the extent such Collateral is subject to a Permitted Lien (as defined in the Notes) with respect to the Senior Indebtedness (as defined in the Notes)) perfected security interest in all of the Collateral of each Grantor to the extent such security interest can be perfected by the filing of a financing statement. All action by any Grantor necessary to protect and perfect such security interest on each item of Collateral has been duly taken. Notwithstanding anything to the contrary in this Agreement or any other Transaction Document (as defined in the Securities Purchase Agreement), the parties hereto acknowledge that on September 7, 2006 a UCC 3 termination statement was filed in the State of Wyoming with respect to a previously filed UCC Financing Statement by SunTrust Bank (the “Suntrust Lien”) and that on January 7, 2010 a UCC 3 continuation statement (the “Continuation Statement”) was filed in error with respect the SunTrust Lien. Grantors agree to use reasonable commercial efforts to promptly cause the withdrawal or termination of the Continuation Statement and the parties hereto acknowledge and agree that references to the priority of the Secured Parties’ security interest in the Collateral is subject to the withdrawal or termination of the Continuation Statement.

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(e)           (i) Except for the Security Interests created hereby, such Grantor is and will at all times be the sole holder of record and the legal and beneficial owner, free and clear of all Liens other than Permitted Liens, of the Pledged Interests indicated on Schedule 5 as being owned by such Grantor and, when acquired by such Grantor, any Pledged Interests acquired after the date hereof; (ii) all of the Pledged Interests are duly authorized, validly issued, fully paid and nonassessable and the Pledged Interests constitute or will constitute the percentage of the issued and outstanding Stock of the Pledged Companies of such Grantor identified on Schedule 5 hereto; (iii) such Grantor has the right and requisite authority to pledge all Investment Related Property pledged by such Grantor to each Secured Party as provided herein; (iv) all actions necessary or desirable, subject to Permitted Liens, to perfect, establish the first priority (or second priority, to the extent such Collateral is subject to a Permitted Lien with respect to the Senior Indebtedness) of, or otherwise protect, Secured Parties’ respective Liens in the Investment Related Property pledged hereunder, and the proceeds thereof, have been duly taken, (A) upon the execution and delivery of this Agreement; (B) upon the taking of possession by any Secured Party of any certificates constituting the Pledged Interests, to the extent such Pledged Interests are represented by certificates, together with undated powers endorsed in blank by the applicable Grantor; (C) upon the filing of financing statements in the applicable jurisdiction set forth on Schedule 8 attached hereto for such Grantor with respect to the Pledged Interests of such Grantor that are not represented by certificates, and (D) with respect to any Securities Accounts, upon the delivery of Control Agreements with respect thereto; and (v) subject to the terms and conditions of the Subordination Agreement, each Grantor has delivered to and deposited with any Secured Party (or, with respect to any Pledged Interests created or obtained after the date hereof, will deliver and deposit in accordance with Sections 6(a) and 8 hereof) all certificates representing the Pledged Interests now or hereafter owned by such Grantor to the extent such Pledged Interests are represented by certificates, and undated powers endorsed in blank with respect to such certificates. None of the Pledged Interests owned or held by such Grantor has been issued or transferred in violation of any securities registration, securities disclosure, or similar laws of any jurisdiction to which such issuance or transfer may be subject.

(f)           Other than the Senior Lender and Hale Capital (as defined in the Securities Purchase Agreement), no consent, approval, authorization, or other order or other action by, and no notice to or filing with, any Governmental Authority or any other Person is required (i) for the grant of a Security Interest by such Grantor in and to the Collateral pursuant to this Agreement or for the execution, delivery, or performance of this Agreement by such Grantor, or (ii) for the exercise by any Secured Party of the voting or other rights provided in this Agreement with respect to Investment Related Property pledged hereunder or the remedies in respect of the Collateral pursuant to this Agreement, except (A) as may be required in connection with such disposition of Investment Related Property by laws affecting the offering and sale of securities generally and (B) for any consent that may be required for the assignment of any Intellectual Property License.

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6.           Covenants. Subject to the terms and conditions of the Subordination Agreement, each Grantor, jointly and severally, covenants and agrees with each Secured Party that from and after the date of this Agreement and until the date of termination of this Agreement in accordance with Section 24 hereof (but only to the extent the particular assets described in this Section 6 constitute Collateral hereunder):

(a)           Possession of Collateral. In the event that any Collateral, including proceeds, is evidenced by or consists of Negotiable Collateral, Investment Related Property, or Chattel Paper, and if and to the extent that perfection or priority of Secured Parties’ respective Security Interests is dependent on or enhanced by possession, the applicable Grantor, immediately upon the request of any Secured Party, shall execute such other documents and instruments as shall be reasonably requested by such Secured Party or, if applicable, endorse and deliver physical possession of such Negotiable Collateral, Investment Related Property, or Chattel Paper to such Secured Party, together with such undated powers endorsed in blank as shall be requested by such Secured Party.

(b)           Chattel Paper.

(i)           Each Grantor shall take all steps reasonably necessary to grant each Secured Party control of all Chattel Paper in accordance with the Code and all “transferable records” as that term is defined in Section 16 of the Uniform Electronic Purchase Act and Section 201 of the federal Electronic Signatures in Global and National Commerce Act as in effect in any relevant jurisdiction; and

(ii)          If any Grantor retains possession of any Chattel Paper or instruments (which retention of possession shall be subject to the extent permitted hereby and by the Securities Purchase Agreement), promptly upon the request of any Secured Party, such Chattel Paper and instruments shall be marked with the following legend: “This writing and the obligations evidenced or secured hereby are subject to the Security Interests of [names of Secured Parties].”

(c)           Control Agreements.

(i)           Promptly upon the request of any Secured Party (but in no event later than five (5) days following the date of such request), each Grantor shall obtain an authenticated Control Agreement from each bank maintaining a Deposit Account for such Grantor; and

(ii)          Promptly upon the request of any Secured Party (but in no event later than five (5) days following the date of such request), each Grantor shall obtain authenticated Control Agreements from each issuer of uncertificated securities, securities intermediary, or commodities intermediary issuing or holding any financial assets or commodities to or for such Grantor.

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(d)           Letter-of-Credit Rights. Each Grantor that is or becomes the beneficiary of a letter of credit shall promptly (and in any event within 2 Business Days after becoming a beneficiary) notify Secured Parties thereof and, upon the request by any Secured Party, enter into a multi-party agreement with Secured Parties and the issuing or confirming bank with respect to letter-of-credit rights assigning such letter-of-credit rights to Secured Parties and directing all payments thereunder to Secured Parties, all in form and substance satisfactory to Secured Parties.

(e)           Commercial Tort Claims. Each Grantor shall promptly (and in any event within 2 Business Days of receipt thereof) notify Secured Parties in writing upon incurring or otherwise obtaining a Commercial Tort Claim after the date hereof and, upon request of any Secured Party, promptly amend Schedule 1 to this Agreement to describe such after-acquired Commercial Tort Claim in a manner that reasonably identifies such Commercial Tort Claim, and hereby authorizes the filing of additional financing statements or amendments to existing financing statements describing such Commercial Tort Claims, and agrees to do such other acts or things deemed necessary or desirable by any Secured Party to, subject to Permitted Liens, give Secured Parties a first priority (or second priority, to the extent such Collateral is subject to a Permitted Lien with respect to the Senior Indebtedness ) , perfected security interest in any such Commercial Tort Claim.

(f)           Government Contracts. If any Account or Chattel Paper arises out of a contract or contracts with the United States of America, or any department, agency, or instrumentality thereof, Grantors shall promptly (and in any event within 2 Business Days of the creation thereof) notify Secured Parties thereof in writing and execute any instruments or take any steps reasonably required by any Secured Party in order that all moneys due or to become due under such contract or contracts shall be assigned to Secured Parties, and shall provide written notice thereof and take all other appropriate actions under the Assignment of Claims Act or other applicable law to provide each Secured Party, subject to Permitted Liens, a first-priority (or second priority, to the extent such Collateral is subject to a Permitted Lien with respect to the Senior Indebtedness ) perfected security interest in such contract.

(g)          Intellectual Property.

(i)           Upon request of any Secured Party, in order to facilitate filings with the United States Patent and Trademark Office and the United States Copyright Office or any other applicable Governmental Authority, each Grantor shall execute and deliver to Secured Parties one or more Copyright Security Agreements, Trademark Security Agreements, or Patent Security Agreements to further evidence Secured Parties’ respective Liens on such Grantor’s Copyrights, Trademarks or Patents.

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(ii)           Each Grantor shall have the duty (unless waived by Hale Capital) (A) to promptly sue for infringement, misappropriation, or dilution, after obtaining knowledge of the same, with respect to its rights in Intellectual Property and to recover any and all damages for such infringement, misappropriation, or dilution, (B) to prosecute diligently any trademark application or service mark application that is part of the Trademarks pending as of the date hereof or hereafter until the termination of this Agreement, (C) to prosecute diligently any patent application that is part of the Patents pending as of the date hereof or hereafter until the termination of this Agreement, and (D) to take all reasonable and necessary action to preserve and maintain all of each Grantor’s Trademarks, Patents, Copyrights, Intellectual Property Licenses, and its rights therein, including the filing of applications for renewal, affidavits of use, affidavits of noncontestability and opposition and interference and cancellation proceedings. Each Grantor shall promptly file an application with the United States Copyright Office for any Copyright that has not been registered with the United States Copyright Office. Each Grantor shall promptly file an application with the United States Patent and Trademark Office for any Patent or Trademark that has not been registered with the United States Patent and Trademark Office. Any expenses incurred in connection with the foregoing shall be borne by Grantors. Each Grantor further agrees not to abandon any Trademark, Patent, Copyright or Intellectual Property License without the prior written consent of Hale Capital.

(iii)           Grantors acknowledge and agree that Secured Parties shall have no duties with respect to the Trademarks, Patents, Copyrights, or Intellectual Property Licenses. Without limiting the generality of this Section 6(g), Grantors acknowledge and agree that no Secured Party shall be under any obligation to take any steps necessary to preserve rights in the Trademarks, Patents, Copyrights, or Intellectual Property Licenses against any other Person, but any Secured Party may do so at its option from and after the occurrence and during the continuance of an Event of Default, and all expenses incurred in connection therewith (including fees and expenses of attorneys and other professionals) shall be for the sole account of the Grantors and shall be deemed to be Secured Obligations.

(h)          Investment Related Property.

(i)           If any Grantor shall receive or become entitled to receive any Pledged Interests after the date hereof, it shall promptly (and in any event within 2 Business Days of receipt thereof) identify such Pledged Interests in a written notice to Secured Parties;

(ii)          Subject to the terms and conditions of the Subordination Agreement, all sums of money and property paid or distributed in respect of the Investment Related Property pledged hereunder which are received by any Grantor shall be held by the Grantors in trust for the benefit of Secured Parties segregated from such Grantor’s other property, and such Grantor shall deliver it forthwith to the Secured Parties in the exact form received;

(iii)         Each Grantor shall promptly deliver to Secured Parties a copy of each notice or other communication received by it in respect of any Pledged Interests;

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(iv)        Unless Grantor receives the prior written consent of Hale Capital, no Grantor shall make or consent to any material amendment or other modification or waiver with respect to any Pledged Interests, Pledged Operating Agreement, or Pledged Partnership Agreement, or enter into any agreement or, subject to the terms and conditions of the Subordination Agreement, permit to exist any restriction with respect to any Pledged Interests;

(v)         Each Grantor agrees that it will cooperate with Secured Parties in obtaining all necessary approvals and making all necessary filings under federal, state, local, or foreign law in connection with the Security Interests on the Investment Related Property pledged hereunder or any sale or transfer thereof; and

(vi)        As to all limited liability company or partnership interests issued under any Pledged Operating Agreement or Pledged Partnership Agreement, each Grantor hereby represents, warrants and covenants that the Pledged Interests issued pursuant to such agreement (A) are not and shall not be dealt in or traded on securities exchanges or in securities markets, (B) do not and will not constitute investment company securities, and (C) are not and will not be held by such Grantor in a securities account. In addition, none of the Pledged Operating Agreements, the Pledged Partnership Agreements, or any other agreements governing any of the Pledged Interests issued under any Pledged Operating Agreement or Pledged Partnership Agreement, provide or shall provide that such Pledged Interests are securities governed by Article 8 of the Uniform Commercial Code as in effect in any relevant jurisdiction.

(i)           Transfers and Other Liens. Except for the transactions contemplated by the Reincorporation Agreement, Grantors shall not (i) sell, lease, license, assign (by operation of law or otherwise), transfer or otherwise dispose of, or grant any option with respect to, any of the Collateral, except as expressly permitted by this Agreement and the other Transaction Documents, or (ii) create or permit to exist any Lien upon or with respect to any of the Collateral of any of Grantors, except for Permitted Liens. The inclusion of Proceeds in the Collateral shall not be deemed to constitute consent by any Secured Party to any sale or other disposition of any of the Collateral except as expressly permitted in this Agreement or the other Transaction Documents.

(j)           Preservation of Existence. Except for the transactions contemplated by the Reincorporation Agreement, each Grantor shall maintain and preserve its existence, rights and privileges, and become or remain duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

(k)          Maintenance of Properties. Each Grantor shall maintain and preserve in all material respects all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply at all times with the provisions in all material respects of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

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(l)           Maintenance of Insurance. Each Grantor shall maintain insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

(m)         Other Actions as to Any and All Collateral. Each Grantor shall promptly (and in any event within 2 Business Days of acquiring or obtaining such Collateral) notify Secured Parties in writing upon (i) acquiring or otherwise obtaining any Collateral after the date hereof consisting of Trademarks, Patents, registered Copyrights, material Intellectual Property Licenses, Investment Related Property, Chattel Paper (electronic, tangible or otherwise), documents (as defined in Article 9 of the Code), promissory notes (as defined in the Code, or instruments (as defined in the Code) or (ii) any amount payable under or in connection with any of the Collateral being or becoming evidenced after the date hereof by any Chattel Paper, documents, promissory notes, or instruments and, in each such case upon the request of any Secured Party, promptly execute such other documents, or if applicable, deliver such Chattel Paper, other documents or certificates evidencing any Investment Related Property and do such other acts or things deemed necessary or desirable by any Secured Party to protect Secured Parties’ respective Security Interests therein.

7.           Relation to Other Transaction Documents. The provisions of this Agreement shall be read and construed with the Transaction Documents referred to below in the manner so indicated.

(a)          Securities Purchase Agreement and Notes. In the event of any conflict between any provision in this Agreement and any provision in the Securities Purchase Agreement or Notes, such provision of the Securities Purchase Agreement or Notes shall control, except to the extent the applicable provision in this Agreement is more restrictive with respect to the rights of Grantors or imposes more burdensome or additional obligations on Grantors, in which event the applicable provision in this Agreement shall control.

(b)          Patent, Trademark, Copyright Security Agreements. The provisions of the Copyright Security Agreements, Trademark Security Agreements, and Patent Security Agreements are supplemental to the provisions of this Agreement, and nothing contained in the Copyright Security Agreements, Trademark Security Agreements or the Patent Security Agreements shall limit any of the rights or remedies of any Secured Party hereunder.

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8.           Further Assurances.

(a)           Subject to the terms and conditions of the Subordination Agreement, each Grantor agrees that from time to time, at its own expense, such Grantor will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or that any Secured Party may reasonably request, in order to perfect and protect the Security Interests granted or purported to be granted hereby or to enable any Secured Party to exercise and enforce its rights and remedies hereunder with respect to any of the Collateral.

(b)          Each Grantor authorizes the filing by any Secured Party of financing or continuation statements, or amendments thereto, and such Grantor will execute and deliver to such Secured Party such other instruments or notices, as may be necessary or as such Secured Party may reasonably request, in order to perfect and preserve the Security Interests granted or purported to be granted hereby.

(c)           Each Grantor authorizes any Secured Party at any time and from time to time to file, transmit, or communicate, as applicable, financing statements and amendments (i) describing the Collateral as “all personal property of debtor” or “all assets of debtor” or words of similar effect, (ii) describing the Collateral as being of equal or lesser scope or with greater detail, or (iii) that contain any information required by part 5 of Article 9 of the Code for the sufficiency or filing office acceptance. Each Grantor also hereby ratifies any and all financing statements or amendments previously filed by any Secured Party in any jurisdiction.

(d)           Subject to Section 24 of this Agreement, each Grantor acknowledges that it is not authorized to file any financing statement or amendment or termination statement with respect to any financing statement filed in connection with this Agreement without the prior written consent of each Secured Party affected thereby, subject to such Grantor’s rights under Section 9-509(d)(2) of the Code.

(e)           Subject to the restrictions and limitations set forth under Section 4.17 of the Amended Preferred Purchase Agreement (as defined in the Securities Puchase Agreement), each Grantor shall permit each Secured Party or its employees, accountants, attorneys or agents, to examine and inspect any Collateral or any other property of such Grantor at any time during ordinary business hours.

9.            Secured Parties’ Right to Perform Contracts, Exercise Rights, etc. Subject to the terms and conditions of the Subordination Agreement, upon the occurrence and during the continuance of an Event of Default, any Secured Party (a) may proceed to perform any and all of the obligations of any Grantor contained in any contract, lease, or other agreement and exercise any and all rights of any Grantor therein contained as fully as such Grantor itself could, (b) shall have the right to use any Grantor’s rights under Intellectual Property Licenses in connection with the enforcement of the Secured Party’s rights hereunder, including the right to prepare for sale and sell any and all Inventory and Equipment now or hereafter owned by any Grantor and now or hereafter covered by such licenses, and (c) shall have the right to request that any Stock that is pledged hereunder be registered in the name of such Secured Party or any of its nominees.

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10.          Secured Parties Appointed Attorney-in-Fact. Each Grantor, on behalf of itself and each New Subsidiary of such Grantor, hereby irrevocably appoints each Secured Party as the attorney-in-fact of such Grantor and each such New Subsidiary to exercise the powers granted pursuant to this Section 10. In the event any Grantor or any New Subsidiary fails to execute or deliver in a timely manner any Transaction Document or other agreement, document, certificate or instrument which such Grantor or New Subsidiary now or at any time hereafter is required to execute or deliver pursuant to the terms of the Securities Purchase Agreement or any other Transaction Document, each Secured Party shall have full authority in the place and stead of such Grantor or New Subsidiary, and in the name of such Grantor, such New Subsidiary or otherwise, to execute and deliver each of the foregoing. Without limitation of the foregoing, each Secured Party shall have full authority in the place and stead of each Grantor and each New Subsidiary, and in the name of any such Grantor, any such New Subsidiary or otherwise, at such time as an Event of Default has occurred and is continuing, to take any action and to execute any instrument which such Secured Party may reasonably deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation:

(a)          to ask, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in connection with any Collateral of such Grantor or New Subsidiary;

(b)          to receive and open all mail addressed to such Grantor or New Subsidiary and to notify postal authorities to change the address for the delivery of mail to such Grantor or New Subsidiary to that of such Secured Party;

(c)          to receive, indorse, and collect any drafts or other instruments, documents, Negotiable Collateral or Chattel Paper;

(d)          to file any claims or take any action or institute any proceedings which such Secured Party may deem necessary or desirable for the collection of any of the Collateral of such Grantor or New Subsidiary or otherwise to enforce the rights of any Secured Party with respect to any of the Collateral;

(e)           to repair, alter, or supply goods, if any, necessary to fulfill in whole or in part the purchase order of any Person obligated to such Grantor or New Subsidiary in respect of any Account of such Grantor or New Subsidiary;

(f)           to use any labels, Patents, Trademarks, trade names, URLs, domain names, industrial designs, Copyrights, customer lists, advertising matter or other industrial or intellectual property rights, in advertising for sale and selling Inventory and other Collateral and to collect any amounts due under Accounts, contracts or Negotiable Collateral of such Grantor or New Subsidiary; and

(g)          such Secured Party shall have the right, but shall not be obligated, to bring suit in its own name to enforce the Trademarks, Patents, Copyrights and Intellectual Property Licenses and, if such Secured Party shall commence any such suit, the appropriate Grantor or New Subsidiary shall, at the request of such Secured Party, do any and all lawful acts and execute any and all proper documents reasonably required by such Secured Party in aid of such enforcement.

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To the extent permitted by law, each Grantor hereby ratifies, for itself and each of its New Subsidiaries, all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. This power-of-attorney granted pursuant to this Section 10 is coupled with an interest and shall be irrevocable until this Agreement is terminated.

11.           Secured Parties May Perform. If any Grantor fails to perform any agreement contained herein, any Secured Party may itself perform, or cause performance of, such agreement, and the reasonable expenses of such Secured Party incurred in connection therewith shall be payable, jointly and severally, by Grantors.

12.           Secured Parties’ Duties; Bailee for Perfection. The powers conferred on Secured Parties hereunder are solely to protect the Secured Parties’ respective interests in the Collateral and shall not impose any duty upon any Secured Party in favor of any Grantor or any other Secured Party to exercise any such powers. Except for the safe custody of any Collateral in its actual possession and the accounting for moneys actually received by it hereunder, no Secured Party shall have any duty to any Grantor or any other Secured Party as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral. A Secured Party shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in its actual possession if such Collateral is accorded treatment substantially equal to that which such Secured Party accords its own property. Each Secured Party agrees that, with respect to any Collateral at any time or times in its possession and in which any other Secured Party has a Lien, the Secured Party in possession of any such Collateral shall be the bailee of each other Secured Party solely for purposes of perfecting (to the extent not otherwise perfected) each other Secured Party’s Lien in such Collateral, provided that no Secured Party shall be obligated to obtain or retain possession of any such Collateral. Without limiting the generality of the foregoing, Secured Parties and Grantors hereby agree that any Secured Party that is in possession of any Collateral at such time as the Secured Obligations owing to such Secured Party have been paid in full shall re-deliver such Collateral to the applicable Grantor or, if requested by any Secured Party, if there are any Secured Obligations owed by such Grantor to such Secured Party, prior to such re-delivery, may deliver such Collateral (unless otherwise restricted by applicable law or court order and subject in all events to the receipt of an indemnification of all liabilities arising from such delivery) to the requesting Secured Party, without recourse to or representation or warranty by the Secured Party in such possession.

13.           Collection of Accounts, General Intangibles and Negotiable Collateral. At any time upon the occurrence and during the continuation of an Event of Default, any Secured Party may (a) notify Account Debtors of any Grantor that the Accounts, General Intangibles, Chattel Paper or Negotiable Collateral have been assigned to such Secured Party or that such Secured Party has a security interest therein, and (b) collect the Accounts, General Intangibles and Negotiable Collateral directly, and any collection costs and expenses shall constitute part of the Secured Obligations.

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14.          Disposition of Pledged Interests by Secured Party. None of the Pledged Interests existing as of the date of this Agreement are, and none of the Pledged Interests hereafter acquired on the date of acquisition thereof will be, registered or qualified under the various federal, state or other securities laws of the United States or any other jurisdiction, and disposition thereof after an Event of Default may be restricted to one or more private (instead of public) sales in view of the lack of such registration. Each Grantor understands that in connection with such disposition, any Secured Party may approach only a restricted number of potential purchasers and further understands that a sale under such circumstances may yield a lower price for the Pledged Interests than if the Pledged Interests were registered and qualified pursuant to federal, state and other securities laws and sold on the open market. Each Grantor, therefore, agrees that: (a) if a Secured Party shall, pursuant to the terms of this Agreement, sell or cause the Pledged Interests or any portion thereof to be sold at a private sale, such Secured Party shall have the right to rely upon the advice and opinion of any nationally recognized brokerage or investment firm (but shall not be obligated to seek such advice and the failure to do so shall not be considered in determining the commercial reasonableness of such action) as to the best manner in which to offer the Pledged Interest or any portion thereof for sale and as to the best price reasonably obtainable at the private sale thereof; and (b) such reliance shall be conclusive evidence that such Secured Party has handled the disposition in a commercially reasonable manner.

15.          Voting Rights.

(a)           Subject to terms and conditions of the Subordination Agreement, upon the occurrence and during the continuation of an Event of Default, (i) any Secured Party may, at its option, and with 2 Business Days prior notice to any Grantor, and in addition to all rights and remedies available to Secured Parties under any other agreement, at law, in equity, or otherwise, exercise all voting rights, and all other ownership or consensual rights in respect of the Pledged Interests owned by such Grantor, but under no circumstances is any Secured Party obligated by the terms of this Agreement to exercise such rights, and (ii) if such Secured Party duly exercises its right to vote any of such Pledged Interests, each Grantor hereby appoints such Secured Party as such Grantor’s true and lawful attorney-in-fact and IRREVOCABLE PROXY to vote such Pledged Interests in any manner that such Secured Party deems advisable for or against all matters submitted or which may be submitted to a vote of shareholders, partners or members, as the case may be. This power-of-attorney granted pursuant to this Section 15 is coupled with an interest and shall be irrevocable until this Agreement is terminated.

(b)           For so long as any Grantor shall have the right to vote the Pledged Interests owned by it, such Grantor covenants and agrees that it will not, without the prior written consent of Secured Parties, vote or take any consensual action with respect to such Pledged Interests which would materially or adversely affect the rights of Secured Parties exercising the voting rights owned by such Grantor or the value of the Pledged Interests.

16.          Remedies. Subject to the terms and conditions of the Subordination Agreement, upon the occurrence and during the continuance of an Event of Default:

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(a)       Any Secured Party may exercise in respect of the Collateral, in addition to other rights and remedies provided for herein, in the other Transaction Documents, or otherwise available to it, all the rights and remedies of a secured party on default under the Code or any other applicable law. Without limiting the generality of the foregoing, each Grantor expressly agrees that, in any such event, any Secured Party without any demand, advertisement, or notice of any kind (except a notice specified below of time and place of public or private sale) to or upon any Grantor or any other Person (all and each of which demands, advertisements and notices are hereby expressly waived to the maximum extent permitted by the Code or by any other applicable law), may take immediate possession of all or any portion of the Collateral and (i) require Grantors to, and each Grantor hereby agrees that it will at its own expense and upon request of such Secured Party forthwith, assemble all or part of the Collateral as directed by such Secured Party and make it available to such Secured Party at one or more locations where such Grantor regularly maintains Inventory, and (ii) without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of such Secured Party’s offices or elsewhere, for cash, on credit, and upon such other terms as such Secured Party may deem commercially reasonable . Each Grantor agrees that, to the extent notice of sale shall be required by law, at least 10 days notice to any Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification and specifically such notice shall constitute a reasonable “authenticated notification of disposition” within the meaning of Section 9-611 of the Code. No Secured Party shall be obligated to make any sale of Collateral regardless of notice of sale having been given. Any Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

(b)       Each Secured Party is hereby granted a license or other right to use, without liability for royalties or any other charge, each Grantor’s labels, Patents, Copyrights, rights of use of any name, trade secrets, trade names, Trademarks, service marks and advertising matter, URLs, domain names, industrial designs, other industrial or intellectual property or any property of a similar nature, whether owned by any Grantor or with respect to which any Grantor has rights under license, sublicense, or other agreements (but only to the extent (i) such license, sublicense or agreement does not prohibit such use by such Secured Party and (ii) such Grantor will not be in default under such license, sublicense, or other agreement as a result of such use by such Secured Party), as it pertains to the Collateral, in preparing for sale, advertising for sale and selling any Collateral, and each Grantor’s rights under all licenses and all franchise agreements shall inure to the benefit of such Secured Party ..

(c)       Any cash held by any Secured Party as Collateral and all proceeds received by any Secured Party in respect of any sale of, collection from, or other realization upon all or any part of the Collateral shall be applied against the Secured Obligations in the order set forth in Section 17 hereof. In the event the proceeds of Collateral are insufficient for the Satisfaction in Full of the Secured Obligations (as defined below), each Grantor shall remain jointly and severally liable for any such deficiency.

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(d)       Each Grantor hereby acknowledges that the Secured Obligations arose out of a commercial transaction, and agrees that if an Event of Default shall occur and be continuing any Secured Party shall have the right to an immediate writ of possession without notice of a hearing. Each Secured Party shall have the right to the appointment of a receiver for the properties and assets of each Grantor, and each Grantor hereby consents to such rights and such appointment and hereby waives any objection such Grantor may have thereto or the right to have a bond or other security posted by any Secured Party.

(e)       Notwithstanding anything in this Agreement to the contrary, each Secured Party agrees that it will not exercise any remedy provided for under this Agreement with respect to all or any portion of the Collateral unless such Secured Party is a Permitted Secured Party (provided that the foregoing shall not prevent any Secured Party from commencing or participating in any Insolvency Proceeding or taking any action (other than with respect to the Collateral) to enforce the payment or performance of any Grantors’ obligations under any of the Notes, Guaranties or other Transaction Documents). This Section 16(e) is not intended to confer any rights or benefits upon Grantors, or any of them, or any other Person except Secured Parties, and no Person (including any or all Grantors) other than Secured Parties shall have any right to enforce any of the provisions of this Section 16(e) . As between Grantors, or any of them, and any Secured Party, any action that such Secured Party may take under this Agreement shall be conclusively presumed to have been authorized and approved by the other Secured Parties.

17.       Priority of Liens; Application of Proceeds of Collateral. Each Secured Party hereby acknowledges and agrees that, notwithstanding the time or order of the filing of any financing statement or other registration or document with respect to the Collateral and the Security Interests, or any provision of this Agreement, any other Security Document, the Code or other applicable law, solely as amongst the Secured Parties, the separate Security Interests of the Secured Parties shall have the same rank and priority ; provided, that, the foregoing shall not apply to any Security Interest of a Secured Party that is void or avoidable as a matter of law . In furtherance thereof, all proceeds of Collateral received by any Secured Party shall be applied as follows:

(a)       first, ratably to pay any expenses due to any of the Secured Parties (including, without limitation, the reasonable costs and expenses paid or incurred by any Secured Party to correct any default under or enforce any provision of the Transaction Documents, or after the occurrence of any Event of Default in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale, or advertising to sell the Collateral, or any portion thereof, irrespective of whether a sale is consummated) or indemnities then due to any of the Secured Parties under the Transaction Documents, until paid in full;

(b)       second, ratably to pay any fees or premiums then due to any of the Secured Parties under the Transaction Documents, until paid in full;

(c)        third, ratably to pay interest due in respect of the Secured Obligations then due to any of the Secured Parties, until paid in full;

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(d)       fourth, ratably to pay the principal amount of all Secured Obligations then due to any of the Secured Parties, until paid in full;

(e)        fifth, ratably to pay any other Secured Obligations then due to any of the Secured Parties; and

(f)        sixth, to Grantors or such other Person entitled thereto under applicable law.

18.       Remedies Cumulative. Each right, power, and remedy of any Secured Party as provided for in this Agreement or in any other Transaction Document or now or hereafter existing at law or in equity or by statute or otherwise shall be cumulative and concurrent and shall be in addition to every other right, power, or remedy provided for in this Agreement or in the other Transaction Documents or now or hereafter existing at law or in equity or by statute or otherwise, and the exercise or beginning of the exercise by any Secured Party, of any one or more of such rights, powers, or remedies shall not preclude the simultaneous or later exercise by such Secured Party of any or all such other rights, powers, or remedies.

19.       Marshaling. No Secured Party shall be required to marshal any present or future collateral security (including but not limited to the Collateral) for, or other assurances of payment of, the Secured Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of its rights and remedies hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights and remedies, however existing or arising . To the extent that it lawfully may, each Grantor hereby agrees that it will not invoke any law relating to the marshaling of collateral which might cause delay in or impede the enforcement of any Secured Party’s rights and remedies under this Agreement or under any other instrument creating or evidencing any of the Secured Obligations or under which any of the Secured Obligations is outstanding or by which any of the Secured Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, each Grantor hereby irrevocably waives the benefits of all such laws.

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20.	Acknowledgment.

(a)        Each Secured Party hereby agrees and acknowledges that no other Secured Party has agreed to act for it as an administrative or collateral agent, and each Secured Party is and shall remain solely responsible for the attachment, perfection and priority of all Liens created by this Agreement or any other Security Document in favor of such Secured Party. No Secured Party shall have by reason of this Agreement or any other Transaction Document an agency or fiduciary relationship with any other Secured Party. No Secured Party (which term, as used in this sentence, shall include reference to each Secured Party’s officers, directors, employees, attorneys, agents and affiliates and to the officers, directors, employees, attorneys and agents of such Secured Party’s affiliates) shall: (i) have any duties or responsibilities except those expressly set forth in this Agreement and the other Security Documents or (ii) be required to take, initiate or conduct any enforcement action (including any litigation, foreclosure or collection proceedings hereunder or under any of the other Security Documents). Without limiting the foregoing, no Secured Party shall have any right of action whatsoever against any other Secured Party as a result of such Secured Party acting or refraining from acting hereunder or under any of the Security Documents except as a result and to the extent of losses caused by such Secured Party’s actual gross negligence or willful misconduct (it being understood and agreed by each Secured Party that the delivery by any Significant Secured Party of one or more Veto Notices shall not be deemed to be or construed as gross negligence or willful misconduct on the part of the Secured Party delivering any such Veto Notice) . No Secured Party assumes any responsibility for any failure or delay in performance or breach by any Grantor or any Secured Party of its obligations under this Agreement or any other Transaction Document. No Secured Party makes to any other Secured Party any express or implied warranty, representation or guarantee with respect to any Secured Obligations, Collateral, Transaction Document or Grantor. No Secured Party nor any of its officers, directors, employees, attorneys or agents shall be responsible to any other Secured Party or any of its officers, directors, employees, attorneys or agents for: (i) any recitals, statements, information, representations or warranties contained in any of the Transaction Documents or in any certificate or other document furnished pursuant to the terms hereof; (ii) the execution, validity, genuineness, effectiveness or enforceability of any of the Transaction Documents; (iii) the validity, genuineness, enforceability, collectability, value, sufficiency or existence of any Collateral, or the attachment, perfection or priority of any Lien therein; or (iv) the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any Grantor or any Account Debtor. No Secured Party nor any of its officers, directors, employees, attorneys or agents shall have any obligation to any other Secured Party to ascertain or inquire into the existence of any default or Event of Default, the observance or performance by any Grantor of any of the duties or agreements of such Grantor under any of the Transaction Documents or the satisfaction of any conditions precedent contained in any of the Transaction Documents.

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(b)       Each Secured Party hereby acknowledges and represents that it has, independently and without reliance upon any other Secured Party, and based upon such documents, information and analyses as it has deemed appropriate, made its own credit analysis of each Grantor and its own decision to enter into the Transaction Documents and to purchase the Notes, and each Secured Party has made such inquiries concerning the Transaction Documents, the Collateral and each Grantor as such Secured Party feels necessary and appropriate, and has taken such care on its own behalf as would have been the case had it entered into the Transaction Documents without any other Secured Party . Each Secured Party hereby further acknowledges and represents that the other Secured Parties have not made any representations or warranties to it concerning any Grantor, any of the Collateral or the legality, validity, sufficiency or enforceability of any of the Transaction Documents. Each Secured Party also hereby acknowledges that it will, independently and without reliance upon the other Secured Parties, and based upon such financial statements, documents and information as it deems appropriate at the time, continue to make and rely upon its own credit decisions in taking or refraining to take any other action under this Agreement or the Transaction Documents. No Secured Party shall have any duty or responsibility to provide any other Secured Party with any notices, reports or certificates furnished to such Secured Party by any Grantor or any credit or other information concerning the affairs, financial condition, business or assets of any Grantor (or any of its affiliates) which may come into possession of such Secured Party.

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21.        Indemnity and Expenses.

(a)       Without limiting any obligations of Parent under the Securities Purchase Agreement, each Grantor agrees to indemnify all Secured Parties from and against all claims, lawsuits and liabilities (including reasonable attorneys’ fees) arising out of or resulting from this Agreement (including enforcement of this Agreement) or any other Transaction Document, except claims, losses or liabilities resulting from the gross negligence or willful misconduct of the party seeking indemnification as determined by a final non-appealable order of a court of competent jurisdiction . This provision shall survive the termination of this Agreement and the Transaction Documents and the Satisfaction in Full of the Secured Obligations.

(b)       Grantors, jointly and severally, shall, upon demand, pay to each Secured Party all of the reasonable costs and expenses which such Secured Party may incur in connection with (i) the administration of this Agreement, (ii) the custody, preservation, use or operation of, or, upon an Event of Default, the sale of, collection from, or other realization upon, any of the Collateral in accordance with this Agreement and the other Transaction Documents, (iii) the exercise or enforcement of any of the rights of such Secured Party hereunder or (iv) the failure by any Grantor to perform or observe any of the provisions hereof.

22.       Merger, Amendments; Etc. THIS AGREEMENT, TOGETHER WITH THE OTHER TRANSACTION DOCUMENTS, REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES SOLELY WITH RESPECT TO THE SUBJECT MATTER HEREOF AND THEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES . THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE PARTIES. No waiver of any provision of this Agreement, and no consent to any departure by any of Grantors herefrom, shall in any event be effective unless the same shall be in writing and signed by each Secured Party, and then such waiver or consent shall be effective only in the specific inst ance and for the specific purpose for which given, provided that any party may give a waiver in writing as to itself. No amendment of any provision of this Agreement shall be effective unless the same shall be in writing and signed by each Secured Party and each Grantor to which such amendment applies.

23.       Addresses for Notices. All notices and other communications provided for hereunder (a) shall be given in the form and manner set forth in the Securities Purchase Agreement and (b) shall be delivered, (i) in the case of notice to any Grantor, by delivery of such notice to Parent at Parent’s address specified in the Securities Purchase Agreement or at such other address as shall be designated by Parent in a written notice to each of the Secured Parties in accordance with the provisions thereof, and (ii) in the case of notice to any Secured Party, by delivery of such notice to such Secured Party at its address specified in the Securities Purchase Agreement or at such other address as shall be designated by such Secured Party in a written notice to Parent and each other Secured Party in accordance with the provisions thereof . For the avoidance of doubt, the Foreign Subsidiaries, as Grantors, hereby irrevocably appoint the Parent as its agent for receipt of service of process and all notices and other communications in the United States at the address specified below.

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24.       Separate, Continuing Security Interests; Assignments under Transaction Documents. This Agreement shall create a separate, continuing security interest in the Collateral in favor of each Secured Party and shall (a) remain in full force and effect until Satisfaction in Full of the Secured Obligations, (b) be binding upon each of Grantors, and their respective permitted successors and permitted assigns, and (c) inure to the benefit of, and be enforceable by, the Secured Parties and their respective successors, transferees and assigns. Without limiting the generality of the foregoing clause (c), any Secured Party may, in accordance with the provisions of the Transaction Documents, assign or otherwise transfer all or any portion of its rights and obligations under the Transaction Documents to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Secured Party herein or otherwise. Upon Satisfaction in Full of the Secured Obligations, the Security Interests granted hereby and pursuant to the other Security Documents shall terminate and all rights to the Collateral shall revert to Grantors or any other Person entitled thereto. At such time, each Secured Party will authorize the filing of appropriate termination statements to terminate such Security Interests. No transfer or renewal, extension, assignment, or termination of this Agreement or any other Transaction Document, or any other instrument or document executed and delivered by any Grantor to any Secured Party nor any additional loans made by any Secured Party to any Grantor, nor the taking of further security, nor the retaking or re-delivery of the Collateral to Grantors, or any of them, by any Secured Party, nor any other act of Secured Parties, or any of them, shall release any of Grantors from any obligation, except a release or discharge executed in writing by all Secured Parties . No Secured Party shall by any act, delay, omission or otherwise, be deemed to have waived any of its rights or remedies hereunder, unless such waiver is in writing and signed by such Secured Party and then only to the extent therein set forth. A waiver by any Secured Party of any right or remedy on any occasion shall not be construed as a bar to the exercise of any such right or remedy which such Secured Party would otherwise have had on any other occasion.

25.       Governing Law; Jurisdiction, Service of Process; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper; provided, however, that any suit seeking enforcement against any Collateral or other property may be brought, at any Secured Party’s option, in the courts of any jurisdiction where such Secured Party elects to bring such action or where such Collateral or other property may be found . Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Without limitation of the foregoing, each Grantor other than Parent hereby irrevocably appoints Parent as such Grantor’s agent for purposes of receiving and accepting any service of process hereunder or under any of the other Security Documents. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

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26.       Miscellaneous.

(a)       This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof. Any party delivering an executed counterpart of this Agreement by facsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement. The foregoing shall apply to each other Security Document mutatis mutandis.

(b)       Any provision of this Agreement which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

(c)        Headings used in this Agreement are for convenience only and shall not be used in connection with the interpretation of any provision hereof.

(d)        The pronouns used herein shall include, when appropriate, either gender and both singular and plural, and the grammatical construction of sentences shall conform thereto.

(e)       The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. For clarification purposes, the Recitals are part of this Agreement.

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(f)        Unless the context of this Agreement or any other Transaction Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Agreement or any other Transaction Document refer to this Agreement or such other Transaction Document, as the case may be, as a whole and not to any particular provision of this Agreement or such other Transaction Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified. Any reference in this Agreement or in any other Transaction Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). “Satisfaction in Full of the Secured Obligations” shall mean the indefeasible payment in full in cash and discharge, or other satisfaction in accordance with the terms of the Transaction Documents and discharge, of all Secured Obligations in full. Any reference herein to any Person shall be construed to include such Person’s permitted successors and permitted assigns. Any requirement of a writing contained herein or in any other Transaction Document shall be satisfied by the transmission of a Record and any Record so transmitted shall constitute a representation and warranty as to the accuracy and completeness of the information contained therein.

(g)       All dollar amounts referred to in this Agreement and the other Transaction Documents are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Agreement and all other Transaction Documents shall be paid in U.S. Dollars. All amounts denominated in other currencies shall be converted in the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

[signature pages follow]

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IN WITNESS WHEREOF, the undersigned parties hereto have executed this Agreement by and through their duly authorized officers, as of the day and year first above written.

GRANTORS:	PARADIGM HOLDINGS, INC., a Wyoming corporation

	By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

PARADIGM HOLDINGS, INC, a Nevada corporation

By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

PARADIGM SOLUTIONS CORPORATION

By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

CALDWELL TECHNOLOGY SOLUTIONS LL C

By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
Manager

TRINITY INFORMATION MANAGEMENT SERVICES

By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

SECURED PARTIES:	HALE CAPITAL PARTNERS, LP

Martin Hale
	By:	/s/ Martin M. Hale, Jr.	2010.05.26 14:55:5 6 04'00'
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

EREF PARA, LLC

By:	Hale Fund Management, LLC, its
Managing Member

Martin Hale
By:	/s/ Martin M. Hale, Jr.	2010.05.26 14:56:14 -04'00'
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

SECURITY AGREEMENT

SCHEDULE 1

COMMERCIAL TORT CLAIMS

N/A

SCHEDULE 2

COPYRIGHTS

Grantor may be entitled to certain “common law” copyright rights.

SCHEDULE 3

INTELLECTUAL PROPERTY LICENSES

N/A

SCHEDULE 4

PATENTS

N/A

SCHEDULE 5

PLEDGED COMPANIES

Name of Pledgor	Name of Pledged Company	Percentage of Class Owned

Paradigm Holdings, Inc., a	Caldwell Technology Solutions, LLC	100%
Wyoming corporation

Paradigm Holdings, Inc., a	Paradigm Solutions Corporation	100%
Wyoming corporation

Paradigm Holdings, Inc., a	Trinity Information Management	100%
Wyoming corporation	Services

Paradigm Holdings, Inc., a	Paradigm Holdings, Inc., a Nevada	100%
Wyoming corporation	corporation

Paradigm Solutions Corporation	Unified Solutions LLC	49%

SCHEDULE 6

TRADEMARKS

Grantors may be entitled to certain “common law” trademark and similar rights.

SCHEDULE 7

REAL PROPERTY

Owned Real Property

N/A

Leased Real Property

Grantor	Location	Lessor	Lease Terms
Paradigm Solutions	9715 Key West Avenue,	Manugistics, Inc	6/2/06 - 5/31/12
Corporation	Rockville, MD 20850

Paradigm Solutions	2600 Tower Oaks Blvd,	Legato Systems,	7/15/03 - 5/31/11
Corporation	Rockville, MD 20852	Inc.

Trinity Information	2424 Vista Way,	Jaeger Vineyards	12/1/05 - 11/30/10
Management Services,	Oceanside, CA 92054	Commercial
Inc.		Investments Series

Chief Executive Office

Grantor	Chief Executive Office	Books and Records	Inventory, Equipment, Etc.

Paradigm Holdings, Inc.,	9715 Key West Avenue,	9715 Key West Avenue,	9715 Key West Avenue,
a Wyoming corporation	Rockville, MD 20850	Rockville, MD 20850	Rockville, MD 20850

Paradigm Solutions	9715 Key West Avenue,	9715 Key West Avenue,	9715 Key West Avenue,
Corporation	Rockville, MD 20850	Rockville, MD 20850	Rockville, MD 20850

Trinity Information	9715 Key West Avenue,	9715 Key West Avenue,	9715 Key West Avenue,
Management Services,	Rockville, MD 20850	Rockville, MD 20850	Rockville, MD 20850
Inc.

Caldwell Technology	9715 Key West Avenue,	9715 Key West Avenue,	9715 Key West Avenue,
Solutions, LLC	Rockville, MD 20850	Rockville, MD 20850	Rockville, MD 20850

Paradigm Holdings, Inc.,	9715 Key West Avenue,	9715 Key West Avenue,	9715 Key West Avenue,
a Nevada corporation	Rockville, MD 20850	Rockville, MD 20850	Rockville, MD 20850

SECURITY AGREEMENT

SCHEDULE 8

LIST OF UNIFORM COMMERCIAL CODE FILING JURISDICTIONS

Grantor	Jurisdictions

Paradigm Holdings, Inc., a Wyoming	Wyoming
corporation

Paradigm Holdings, Inc., a Nevada corporation	Nevada

Paradigm Solutions Corporation	Maryland

Trinity Information Management Services	Nevada

Caldwell Technology Solutions LLC.	Maryland

EXHIBIT A

COPYRIGHT SECURITY AGREEMENT

This COPYRIGHT SECURITY AGREEMENT (this “Copyright Security Agreement”) is made this 26th day of May 2010, by the Grantors listed on the signature pages hereof (collectively, jointly and severally, “Grantors” and each individually “Grantor”), in favor of the Secured Parties under and as defined in the below-described Security Agreement.

RECITALS

WHEREAS, pursuant to that certain Securities Purchase Agreement, dated as of May 26, 2010 (as may be amended, restated, supplemented, or otherwise modified from time to time, including all schedules thereto, collectively, the “Securities Purchase Agreement”), by and among Paradigm Holdings, Inc., a Wyoming corporation (“Parent”), and each of the Secured Parties, Parent has agreed to sell, and each of the Secured Parties have each agreed to purchase, severally and not jointly, certain Notes; and

WHEREAS, in order to induce each of the Secured Parties to purchase, severally and not jointly, the Notes as provided for in the Securities Purchase Agreement, Grantors have executed and delivered to each of the Secured Parties that certain Security Agreement of even date herewith (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the “Security Agreement”); and

WHEREAS, pursuant to the Security Agreement, Grantors are required to execute and deliver to each of the Secured Parties this Copyright Security Agreement.

AGREEMENTS

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantors hereby agree as follows:

1.           DEFINED TERMS. All capitalized terms used but not otherwise defined herein have the meanings given to them in the Security Agreement.

2.           GRANT OF SECURITY INTEREST IN COPYRIGHT COLLATERAL. Each Grantor hereby grants to each Secured Party, subject to Permitted Liens, a continuing first priority (or second priority, to the extent such Collateral is subject to a Permitted Lien with respect to the Senior Indebtedness ) security interest in all of such Grantor’s right, title and interest in, to and under the following, whether presently existing or hereafter created or acquired (collectively, the “Copyright Collateral”):

(a)           all of each Grantor’s Copyrights and Copyright Intellectual Property Licenses to which it is a party including those referred to on Schedule I hereto;

(b)           all reissues, continuations or extensions of the foregoing; and

(c)           all products and proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future infringement or dilution of any Copyright or any Copyright licensed under any Intellectual Property License.

3.           SECURITY FOR OBLIGATIONS. This Copyright Security Agreement and the Security Interests created hereby secures the payment and performance of all the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Copyright Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Secured Parties, or any of them, whether or not they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

4.           SECURITY AGREEMENT. The security interests granted pursuant to this Copyright Security Agreement are granted in conjunction with the security interests granted to Secured Parties pursuant to the Security Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Secured Parties with respect to their respective security interests in the Copyright Collateral made and granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein.

5.           AUTHORIZATION TO SUPPLEMENT. To the extent required under the Security Agreement, Grantors shall give Secured Parties prompt notice in writing of any additional copyright registrations or applications therefor after the date hereof. Grantors hereby authorize Secured Parties unilaterally to modify this Agreement by amending Schedule I to include any future registered copyrights or applications therefor of Grantors. Notwithstanding the foregoing, no failure to so modify this Copyright Security Agreement or amend Schedule I shall in any way affect, invalidate or detract from any Secured Party’s continuing security interest in all Collateral, whether or not listed on Schedule I.

6.           COUNTERPARTS. This Copyright Security Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof. In proving this Copyright Security Agreement or any other Transaction Document in any judicial proceedings, it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom such enforcement is sought.

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7.           CONSTRUCTION. Unless the context of this Copyright Security Agreement or any other Transaction Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Copyright Security Agreement or any other Transaction Document refer to this Copyright Security Agreement or such other Transaction Document, as the case may be, as a whole and not to any particular provision of this Copyright Security Agreement or such other Transaction Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Copyright Security Agreement unless otherwise specified. Any reference in this Copyright Security Agreement or in any other Transaction Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). Any reference herein to any Person shall be construed to include such Person’s permitted successors and permitted assigns. Any requirement of a writing contained herein or in any other Transaction Document shall be satisfied by the transmission of a Record and any Record so transmitted shall constitute a representation and warranty as to the accuracy and completeness of the information contained therein. The language used in this Copyright Security Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. For clarification purposes, the Recitals are part of this Copyright Security Agreement.

[signature page follows]

3

IN WITNESS WHEREOF, each Grantor has caused this Copyright Security Agreement to be executed and delivered by its duly authorized officer as of the date first set

GRANTORS:	PARADIGM HOLDINGS, INC., a Wyoming
corporation

By:
Name:
Title:

PARADIGM HOLDINGS, INC., a Nevada corporation

By:

Name:

Title:

PARADIGM SOLUTIONS CORPORATION

By:

Name:

Title:

CALDWELL TECHNOLOGY SOLUTIONS LLC

By:

Name:

Title:

COPYRIGHT SECURITY AGREEMENT

TRINITY INFORMATION MANAGEMENT SERVICES

By:

Name:

Title:

SCHEDULE I
TO
COPYRIGHT SECURITY AGREEMENT

Copyright Registrations

N/A

Grantor	Country	Copyright	Registration No.	Registration Date

Copyright Licenses

N/A

EXHIBIT B

PATENT SECURITY AGREEMENT

This PATENT SECURITY AGREEMENT (this “Patent Security Agreement”) is made this 26th day of May 2010, by the Grantors listed on the signature pages hereof (collectively, jointly and severally, “Grantors” and each individually “Grantor”), in favor of the Secured Parties under and as defined in the below-described Security Agreement.

RECITALS

WHEREAS, pursuant to that certain Securities Purchase Agreement, dated as of May 26, 2010 (as may be amended, restated, supplemented, or otherwise modified from time to time, including all schedules thereto, collectively, the “Securities Purchase Agreement”), by and among Paradigm Holdings, Inc., a Wyoming corporation (“Parent”), and each of the Secured Parties, Parent has agreed to sell, and each of the Secured Parties have each agreed to purchase, severally and not jointly, certain Notes; and

WHEREAS, in order to induce each of the Secured Parties to purchase, severally and not jointly, the Notes as provided for in the Securities Purchase Agreement, Grantors have executed and delivered to each of the Secured Parties that certain Security Agreement of even date herewith (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the “Security Agreement”); and

WHEREAS, pursuant to the Security Agreement, Grantors are required to execute and deliver to each of the Secured Parties this Patent Security Agreement.

AGREEMENTS

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantors hereby agree as follows:

8.           DEFINED TERMS. All capitalized terms used but not otherwise defined herein have the meanings given to them in the Security Agreement.

9.           GRANT OF SECURITY INTEREST IN PATENT COLLATERAL. Each Grantor hereby grants to each Secured Party, subject to Permitted Liens, a continuing first priority (or second priority, to the extent such Collateral is subject to a Permitted Lien with respect to the Senior Indebtedness ) security interest in all of such Grantor’s right, title and interest in, to and under the following, whether presently existing or hereafter created or acquired (collectively, the “Patent Collateral”):

(a)         all of its Patents and Patent Intellectual Property Licenses to which it is a party including those referred to on Schedule I hereto;

(b)         all reissues, continuations or extensions of the foregoing; and

(c)         all products and proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future infringement or dilution of any Patent or any Patent licensed under any Intellectual Property License.

10.         SECURITY FOR OBLIGATIONS. This Patent Security Agreement and the Security Interests created hereby secures the payment and performance of all the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Patent Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Secured Parties, or any of them, whether or not they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

11.         SECURITY AGREEMENT. The security interests granted pursuant to this Patent Security Agreement are granted in conjunction with the security interests granted to Secured Parties pursuant to the Security Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Secured Parties with respect to their respective security interests in the Patent Collateral made and granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein.

12.         AUTHORIZATION TO SUPPLEMENT. If any Grantor shall obtain rights to any new patentable inventions or become entitled to the benefit of any patent application or patent for any reissue, division, or continuation, of any patent, the provisions of this Patent Security Agreement shall automatically apply thereto. To the extent required under the Security Agreement, Grantors shall give prompt notice in writing to Secured Parties with respect to any such new patent rights. Without limiting each Grantor’s obligations under this Section 5, Grantors hereby authorize Secured Parties unilaterally to modify this Agreement by amending Schedule I to include any such new patent rights of Grantors. Notwithstanding the foregoing, no failure to so modify this Patent Security Agreement or amend Schedule I shall in any way affect, invalidate or detract from any Secured Party’s continuing security interest in all Collateral, whether or not listed on Schedule I.

13.         COUNTERPARTS. This Patent Security Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof. In proving this Patent Security Agreement or any other Transaction Document in any judicial proceedings, it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom such enforcement is sought.

2

14.         CONSTRUCTION. Unless the context of this Patent Security Agreement or any other Transaction Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Patent Security Agreement or any other Transaction Document refer to this Patent Security Agreement or such other Transaction Document, as the case may be, as a whole and not to any particular provision of this Patent Security Agreement or such other Transaction Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Patent Security Agreement unless otherwise specified. Any reference in this Patent Security Agreement or in any other Transaction Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). Any reference herein to any Person shall be construed to include such Person’s permitted successors and permitted assigns. Any requirement of a writing contained herein or in any other Transaction Document shall be satisfied by the transmission of a Record and any Record so transmitted shall constitute a representation and warranty as to the accuracy and completeness of the information contained therein. The language used in this Patent Security Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. For clarification purposes, the Recitals are part of this Patent Security Agreement.

[signature pages follow]

3

IN WITNESS WHEREOF, each Grantor has caused this Patent Security Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

GRANTORS:	PARADIGM HOLDINGS, INC., a Wyoming corporation

By:
Name:
Title:

PARADIGM HOLDINGS, INC., a Nevada corporation

By:

Name:

Title:

PARADIGM SOLUTIONS CORPORATION

By:

Name:

Title:

CALDWELL TECHNOLOGY SOLUTIONS LLC

By:

Name:

Title:

4

TRINITY INFORMATION MANAGEMENT SERVICES

By:

Name:

Title:

5

EXHIBIT C

TRADEMARK SECURITY AGREEMENT

This TRADEMARK SECURITY AGREEMENT (this “Trademark Security Agreement”) is made this 26th day of May 2010, by the Grantors listed on the signature pages hereof (collectively, jointly and severally, “Grantors” and each individually “Grantor”), in favor of the Secured Parties under and as defined in the below-described Security Agreement.

RECITALS

WHEREAS, pursuant to that certain Securities Purchase Agreement, dated as of May 26, 2010 (as may be amended, restated, supplemented, or otherwise modified from time to time, including all schedules thereto, collectively, the “Securities Purchase Agreement”), by and among Paradigm Holdings, Inc., a Wyoming corporation (“Parent”), and each of the Secured Parties, Parent has agreed to sell, and each of the Secured Parties have each agreed to purchase, severally and not jointly, certain Notes ; and

WHEREAS, in order to induce each of the Secured Parties to purchase, severally and not jointly, the Notes as provided for in the Securities Purchase Agreement, Grantors have executed and delivered to each of the Secured Parties that certain Security Agreement of even date herewith (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the “Security Agreement”); and

WHEREAS, pursuant to the Security Agreement, Grantors are required to execute and deliver to each of the Secured Parties this Trademark Security Agreement.

AGREEMENTS

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantors hereby agree as follows:

15.         DEFINED TERMS. All capitalized terms used but not otherwise defined herein have the meanings given to them in the Security Agreement.

16.         GRANT OF SECURITY INTEREST IN TRADEMARK COLLATERAL. Each Grantor hereby grants to each Secured Party, subject to Permitted Liens, a continuing first priority (or second priority, to the extent such Collateral is subject to a Permitted Lien with respect to the Senior Indebtedness ) security interest in all of such Grantor’s right, title and interest in, to and under the following, whether presently existing or hereafter created or acquired (collectively, the “Trademark Collateral”):

(a)           all of its Trademarks and Trademark Intellectual Property Licenses to which it is a party including those referred to on Schedule I hereto;

(b)           all goodwill, trade secrets, proprietary or confidential information, technical information, procedures, formulae, quality control standards, designs, operating and training manuals, customer lists, and other General Intangibles with respect to the foregoing;

(c)           all reissues, continuations or extensions of the foregoing;

(d)           all goodwill of the business connected with the use of, and symbolized by, each Trademark and each Trademark Intellectual Property License; and

(e)           all products and proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future (i) infringement or dilution of any Trademark or any Trademark licensed under any Intellectual Property License or (ii) injury to the goodwill associated with any Trademark or any Trademark licensed under any Intellectual Property License.

17.         SECURITY FOR OBLIGATIONS. This Trademark Security Agreement and the Security Interests created hereby secures the payment and performance of all the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Trademark Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Secured Parties, or any of them, whether or not they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

18.         SECURITY AGREEMENT. The security interests granted pursuant to this Trademark Security Agreement are granted in conjunction with the security interests granted to Secured Parties pursuant to the Security Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Secured Parties with respect to their respective security interests in the Trademark Collateral made and granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein.

19.         AUTHORIZATION TO SUPPLEMENT. If any Grantor shall obtain rights to any new trademarks, the provisions of this Trademark Security Agreement shall automatically apply thereto. To the extent required under the Security Agreement, Grantors shall give prompt notice in writing to Secured Parties with respect to any such new trademarks or renewal or extension of any trademark registration. Without limiting each Grantor’s obligations under this Section 12, Grantors hereby authorize Secured Parties unilaterally to modify this Agreement by amending Schedule I to include any such new trademark rights of Grantors. Notwithstanding the foregoing, no failure to so modify this Trademark Security Agreement or amend Schedule I shall in any way affect, invalidate or detract from any Secured Party’s continuing security interest in all Collateral, whether or not listed on Schedule I.

2

20.         COUNTERPARTS. This Trademark Security Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an email which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof. In proving this Trademark Security Agreement or any other Transaction Document in any judicial proceedings, it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom such enforcement is sought.

21.         CONSTRUCTION. Unless the context of this Trademark Security Agreement or any other Transaction Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Trademark Security Agreement or any other Transaction Document refer to this Trademark Security Agreement or such other Transaction Document, as the case may be, as a whole and not to any particular provision of this Trademark Security Agreement or such other Transaction Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified. Any reference in this Trademark Security Agreement or in any other Transaction Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). Any reference herein to any Person shall be construed to include such Person’s permitted successors and permitted assigns. Any requirement of a writing contained herein or in any other Transaction Document shall be satisfied by the transmission of a Record and any Record so transmitted shall constitute a representation and warranty as to the accuracy and completeness of the information contained therein. The language used in this Trademark Security Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. For clarification purposes, the Recitals are part of this Trademark Security Agreement.

[signature pages follow]

3

IN WITNESS WHEREOF, each Grantor has caused this Trademark Security Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

GRANTORS:	Paradigm Holdings, Inc., a Wyoming corporation

By:
Name:
Title:

PARADIGM HOLDINGS, INC., a Nevada
corporation

By:

Name:

Title:

PARADIGM SOLUTIONS CORPORATION

By:

Name:

Title:

CALDWELL TECHNOLOGY SOLUTIONS LLC

By:

Name:

Title:

TRINITY INFORMATION MANAGEMENT SERVICES

By:

Name:

Title:

SCHEDULE I
to
TRADEMARK SECURITY AGREEMENT

Trademark Registrations/Applications

N/A

Grantor	Country	Mark	Application/ Registration No.	App/Reg Date

Trade Names

N/A

Common Law Trademarks

Grantors may be entitled to certain “common law” trademarks and similar rights.

Trademarks Not Currently In Use

Grantors may be entitled to certain “common law” trademarks and similar rights, some or which trademarks and similar rights may not presently be in use by Grantors.

Trademark Licenses

N/A

Exhibit 11

EXECUTION VERSION

TRADEMARK SECURITY AGREEMENT

This TRADEMARK SECURITY AGREEMENT (this “Trademark Security Agreement”) is made this 26th day of May 2010, by the Grantors listed on the signature pages hereof (collectively, jointly and severally, “Grantors” and each individually “Grantor”), in favor of the Secured Parties under and as defined in the below-described Security Agreement.

RECITALS

WHEREAS, pursuant to that certain Securities Purchase Agreement, dated as of May 26, 2010 (as may be amended, restated, supplemented, or otherwise modified from time to time, including all schedules thereto, collectively, the “Securities Purchase Agreement”), by and among Paradigm Holdings, Inc., a Wyoming corporation (“Parent”), and each of the Secured Parties, Parent has agreed to sell, and each of the Secured Parties have each agreed to purchase, severally and not jointly, certain Notes ; and

WHEREAS, in order to induce each of the Secured Parties to purchase, severally and not jointly, the Notes as provided for in the Securities Purchase Agreement, Grantors have executed and delivered to each of the Secured Parties that certain Security Agreement of even date herewith (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the “Security Agreement”); and

WHEREAS, pursuant to the Security Agreement, Grantors are required to execute and deliver to each of the Secured Parties this Trademark Security Agreement.

AGREEMENTS

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantors hereby agree as follows:

15.           DEFINED TERMS. All capitalized terms used but not otherwise defined herein have the meanings given to them in the Security Agreement.

16.           GRANT OF SECURITY INTEREST IN TRADEMARK COLLATERAL. Each Grantor hereby grants to each Secured Party, subject to Permitted Liens, a continuing first priority (or second priority, to the extent such Collateral is subject to a Permitted Lien with respect to the Senior Indebtedness) security interest in all of such Grantor’s right, title and interest in, to and under the following, whether presently existing or hereafter created or acquired (collectively, the “Trademark Collateral”):

1

(a)           all of its Trademarks and Trademark Intellectual Property Licenses to which it is a party including those referred to on Schedule I hereto;

(b)          all goodwill, trade secrets, proprietary or confidential information, technical information, procedures, formulae, quality control standards, designs, operating and training manuals, customer lists, and other General Intangibles with respect to the foregoing;

(c)           all reissues, continuations or extensions of the foregoing;

(d)          all goodwill of the business connected with the use of, and symbolized by, each Trademark and each Trademark Intellectual Property License; and

(e)           all products and proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future (i) infringement or dilution of any Trademark or any Trademark licensed under any Intellectual Property License or (ii) injury to the goodwill associated with any Trademark or any Trademark licensed under any Intellectual Property License.

17.          SECURITY FOR OBLIGATIONS. This Trademark Security Agreement and the Security Interests created hereby secures the payment and performance of all the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Trademark Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Secured Parties, or any of them, whether or not they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

18.          SECURITY AGREEMENT. The security interests granted pursuant to this Trademark Security Agreement are granted in conjunction with the security interests granted to Secured Parties pursuant to the Security Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Secured Parties with respect to their respective security interests in the Trademark Collateral made and granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein.

19.          AUTHORIZATION TO SUPPLEMENT. If any Grantor shall obtain rights to any new trademarks, the provisions of this Trademark Security Agreement shall automatically apply thereto. To the extent required under the Security Agreement, Grantors shall give prompt notice in writing to Secured Parties with respect to any such new trademarks or renewal or extension of any trademark registration. Without limiting each Grantor’s obligations under this Section 12, Grantors hereby authorize Secured Parties unilaterally to modify this Agreement by amending Schedule I to include any such new trademark rights of Grantors. Notwithstanding the foregoing, no failure to so modify this Trademark Security Agreement or amend Schedule I shall in any way affect, invalidate or detract from any Secured Party’s continuing security interest in all Collateral, whether or not listed on Schedule I.

2

20.           COUNTERPARTS. This Trademark Security Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an email which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof. In proving this Trademark Security Agreement or any other Transaction Document in any judicial proceedings, it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom such enforcement is sought.

21.           CONSTRUCTION. Unless the context of this Trademark Security Agreement or any other Transaction Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Trademark Security Agreement or any other Transaction Document refer to this Trademark Security Agreement or such other Transaction Document, as the case may be, as a whole and not to any particular provision of this Trademark Security Agreement or such other Transaction Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified. Any reference in this Trademark Security Agreement or in any other Transaction Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). Any reference herein to any Person shall be construed to include such Person’s permitted successors and permitted assigns. Any requirement of a writing contained herein or in any other Transaction Document shall be satisfied by the transmission of a Record and any Record so transmitted shall constitute a representation and warranty as to the accuracy and completeness of the information contained therein. The language used in this Trademark Security Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. For clarification purposes, the Recitals are part of this Trademark Security Agreement.

[signature pages follow]

3

IN WITNESS WHEREOF, each Grantor has caused this Trademark Security Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

GRANTORS:	Paradigm Holdings, Inc., a Wyoming corporation

	By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

PARADIGM HOLDINGS, INC., a Nevada
corporation

	By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

PARADIGM SOLUTIONS CORPORATION

	By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

CALDWELL TECHNOLOGY SOLUTIONS LLC

	By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
Manager

TRINITY INFORMATION MANAGEMENT SERVICES

By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

SCHEDULE I
to
TRADEMARK SECURITY AGREEMENT

Trademark Registrations/Applications

N/A

Grantor	Country	Mark	Application/ Registration No.	App/Reg Date

Trade Names

N/A

Common Law Trademarks

Grantors may be entitled to certain “common law” trademarks and similar rights.

Trademarks Not Currently In Use

Grantors may be entitled to certain “common law” trademarks and similar rights, some or which trademarks and similar rights may not presently be in use by Grantors.

Trademark Licenses

N/A

Exhibit 12

EXECUTION VERSION

PATENT SECURITY AGREEMENT

This PATENT SECURITY AGREEMENT (this “Patent Security Agreement”) is made this 26th day of May 2010, by the Grantors listed on the signature pages hereof (collectively, jointly and severally, “Grantors” and each individually “Grantor”), in favor of the Secured Parties under and as defined in the below-described Security Agreement.

RECITALS

WHEREAS, pursuant to that certain Securities Purchase Agreement, dated as of May 26, 2010 (as may be amended, restated, supplemented, or otherwise modified from time to time, including all schedules thereto, collectively, the “Securities Purchase Agreement”), by and among Paradigm Holdings, Inc., a Wyoming corporation (“Parent”), and each of the Secured Parties, Parent has agreed to sell, and each of the Secured Parties have each agreed to purchase, severally and not jointly, certain Notes; and

WHEREAS, in order to induce each of the Secured Parties to purchase, severally and not jointly, the Notes as provided for in the Securities Purchase Agreement, Grantors have executed and delivered to each of the Secured Parties that certain Security Agreement of even date herewith (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the “Security Agreement”); and

WHEREAS, pursuant to the Security Agreement, Grantors are required to execute and deliver to each of the Secured Parties this Patent Security Agreement.

AGREEMENTS

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantors hereby agree as follows:

8.       DEFINED TERMS.  All capitalized terms used but not otherwise defined herein have the meanings given to them in the Security Agreement.

9.       GRANT OF SECURITY INTEREST IN PATENT COLLATERAL.  Each Grantor hereby grants to each Secured Party, subject to Permitted Liens, a continuing first priority (or second priority, to the extent such Collateral is subject to a Permitted Lien with respect to the Senior Indebtedness ) security interest in all of such Grantor’s right, title and interest in, to and under the following, whether presently existing or hereafter created or acquired (collectively, the “Patent Collateral”):

(a)     all of its Patents and Patent Intellectual Property Licenses to which it is a party including those referred to on Schedule I hereto;

(b)     all reissues, continuations or extensions of the foregoing; and

(c)     all products and proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future infringement or dilution of any Patent or any Patent licensed under any Intellectual Property License.

10.     SECURITY FOR OBLIGATIONS.  This Patent Security Agreement and the Security Interests created hereby secures the payment and performance of all the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Patent Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Secured Parties, or any of them, whether or not they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

11     SECURITY AGREEMENT. The security interests granted pursuant to this Patent Security Agreement are granted in conjunction with the security interests granted to Secured Parties pursuant to the Security Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Secured Parties with respect to their respective security interests in the Patent Collateral made and granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein.

12.    AUTHORIZATION TO SUPPLEMENT. If any Grantor shall obtain rights to any new patentable inventions or become entitled to the benefit of any patent application or patent for any reissue, division, or continuation, of any patent, the provisions of this Patent Security Agreement shall automatically apply thereto. To the extent required under the Security Agreement, Grantors shall give prompt notice in writing to Secured Parties with respect to any such new patent rights. Without limiting each Grantor’s obligations under this Section 5, Grantors hereby authorize Secured Parties unilaterally to modify this Agreement by amending Schedule I to include any such new patent rights of Grantors. Notwithstanding the foregoing, no failure to so modify this Patent Security Agreement or amend Schedule I shall in any way affect, invalidate or detract from any Secured Party’s continuing security interest in all Collateral, whether or not listed on Schedule I.

13.     COUNTERPARTS. This Patent Security Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof. In proving this Patent Security Agreement or any other Transaction Document in any judicial proceedings, it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom such enforcement is sought.

2

14.     CONSTRUCTION. Unless the context of this Patent Security Agreement or any other Transaction Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Patent Security Agreement or any other Transaction Document refer to this Patent Security Agreement or such other Transaction Document, as the case may be, as a whole and not to any particular provision of this Patent Security Agreement or such other Transaction Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Patent Security Agreement unless otherwise specified. Any reference in this Patent Security Agreement or in any other Transaction Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). Any reference herein to any Person shall be construed to include such Person’s permitted successors and permitted assigns. Any requirement of a writing contained herein or in any other Transaction Document shall be satisfied by the transmission of a Record and any Record so transmitted shall constitute a representation and warranty as to the accuracy and completeness of the information contained therein. The language used in this Patent Security Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. For clarification purposes, the Recitals are part of this Patent Security Agreement.

[signature pages follow]

3

IN WITNESS WHEREOF, each Grantor has caused this Patent Security Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

GRANTORS:	PARADIGM HOLDINGS, INC., a Wyoming
corporation

	By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

PARADIGM HOLDINGS, INC., a Nevada
corporation

By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

PARADIGM SOLUTIONS CORPORATION

By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

CALDWELL TECHNOLOGY SOLUTIONS LLC

By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
Manager

TRINITY INFORMATION MANAGEMENT SERVICES

By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

Exhibit 13

EXECUTION VERSION

COPYRIGHT SECURITY AGREEMENT

This COPYRIGHT SECURITY AGREEMENT (this “Copyright Security Agreement”) is made this 26th day of May 2010, by the Grantors listed on the signature pages hereof (collectively, jointly and severally, “Grantors” and each individually “Grantor”), in favor of the Secured Parties under and as defined in the below-described Security Agreement.

RECITALS

WHEREAS, pursuant to that certain Securities Purchase Agreement, dated as of May 26, 2010 (as may be amended, restated, supplemented, or otherwise modified from time to time, including all schedules thereto, collectively, the “Securities Purchase Agreement”), by and among Paradigm Holdings, Inc., a Wyoming corporation (“Parent”), and each of the Secured Parties, Parent has agreed to sell, and each of the Secured Parties have each agreed to purchase, severally and not jointly, certain Notes; and

WHEREAS, in order to induce each of the Secured Parties to purchase, severally and not jointly, the Notes as provided for in the Securities Purchase Agreement, Grantors have executed and delivered to each of the Secured Parties that certain Security Agreement of even date herewith (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the “Security Agreement”); and

WHEREAS, pursuant to the Security Agreement, Grantors are required to execute and deliver to each of the Secured Parties this Copyright Security Agreement.

AGREEMENTS

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantors hereby agree as follows:

1.       DEFINED TERMS. All capitalized terms used but not otherwise defined herein have the meanings given to them in the Security Agreement.

2.       GRANT OF SECURITY INTEREST IN COPYRIGHT COLLATERAL. Each Grantor hereby grants to each Secured Party, subject to Permitted Liens, a continuing first priority (or second priority, to the extent such Collateral is subject to a Permitted Lien with respect to the Senior Indebtedness ) security interest in all of such Grantor’s right, title and interest in, to and under the following, whether presently existing or hereafter created or acquired (collectively, the “Copyright Collateral”):

(a)       all of each Grantor’s Copyrights and Copyright Intellectual Property Licenses to which it is a party including those referred to on Schedule I hereto;

(b)      all reissues, continuations or extensions of the foregoing; and

(c)       all products and proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future infringement or dilution of any Copyright or any Copyright licensed under any Intellectual Property License.

3.       SECURITY FOR OBLIGATIONS. This Copyright Security Agreement and the Security Interests created hereby secures the payment and performance of all the Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Copyright Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Secured Parties, or any of them, whether or not they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

4.       SECURITY AGREEMENT. The security interests granted pursuant to this Copyright Security Agreement are granted in conjunction with the security interests granted to Secured Parties pursuant to the Security Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Secured Parties with respect to their respective security interests in the Copyright Collateral made and granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein.

5.      AUTHORIZATION TO SUPPLEMENT. To the extent required under the Security Agreement, Grantors shall give Secured Parties prompt notice in writing of any additional copyright registrations or applications therefor after the date hereof. Grantors hereby authorize Secured Parties unilaterally to modify this Agreement by amending Schedule I to include any future registered copyrights or applications therefor of Grantors. Notwithstanding the foregoing, no failure to so modify this Copyright Security Agreement or amend Schedule I shall in any way affect, invalidate or detract from any Secured Party’s continuing security interest in all Collateral, whether or not listed on Schedule I.

6.       COUNTERPARTS.  This Copyright Security Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof. In proving this Copyright Security Agreement or any other Transaction Document in any judicial proceedings, it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom such enforcement is sought.

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7.           CONSTRUCTION. Unless the context of this Copyright Security Agreement or any other Transaction Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Copyright Security Agreement or any other Transaction Document refer to this Copyright Security Agreement or such other Transaction Document, as the case may be, as a whole and not to any particular provision of this Copyright Security Agreement or such other Transaction Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Copyright Security Agreement unless otherwise specified. Any reference in this Copyright Security Agreement or in any other Transaction Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). Any reference herein to any Person shall be construed to include such Person’s permitted successors and permitted assigns. Any requirement of a writing contained herein or in any other Transaction Document shall be satisfied by the transmission of a Record and any Record so transmitted shall constitute a representation and warranty as to the accuracy and completeness of the information contained therein. The language used in this Copyright Security Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. For clarification purposes, the Recitals are part of this Copyright Security Agreement.

[signature page follows]

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IN WITNESS WHEREOF, each Grantor has caused this Copyright Security Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

GRANTORS:	PARADIGM HOLDINGS, INC., a Wyoming
corporation

	By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

PARADIGM HOLDINGS, INC., a Nevada
corporation

	By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

PARADIGM SOLUTIONS CORPORATION

	By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

CALDWELL TECHNOLOGY SOLUTIONS LLC

	By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
Manager

TRINITY INFORMATION MANAGEMENT
SERVICES

	By:	/s/ Peter B. LaMontagne
Peter B. LaMontagne
President and Chief Executive Officer

COPYRIGHT SECURITY AGREEMENT

SCHEDULE I
TO
COPYRIGHT SECURITY AGREEMENT

Copyright Registrations

N/A

Grantor	Country	Copyright	Registration No.	Registration Date

Copyright Licenses

N/A

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Exhibit 14

EXECUTION VERSION

GUARANTY

This Guaranty (the “Guaranty”) is made this 26th day of May, 2010, by such guarantors listed on the signature pages hereof (collectively, jointly and severally, “Guarantors,” and each, individually, a “Guarantor”), in favor of Hale Capital Partners, LP and EREF PARA, LLC (together with its successors, assigns, endorsees and transferees, “Purchaser”).

RECITALS

WHEREAS, pursuant to that certain Securities Purchase Agreement dated as of May 26, 2010 (as may be amended, restated, supplemented, or otherwise modified from time to time, including all schedules thereto, the “Securities Purchase Agreement”) by and among Paradigm Holdings, Inc., a Wyoming corporation (“Parent”), Purchaser and each of the other investors listed on the Schedule of Purchasers attached thereto (together with Purchaser, “Purchasers”), Parent has agreed to sell, and Purchasers have each agreed to purchase, severally and not jointly, certain Notes; and

WHEREAS, each Guarantor is a direct or indirect wholly-owned Subsidiary of Parent and will receive direct and substantial benefits from the purchase by Purchasers of the Notes; and

WHEREAS, in order to induce Purchasers to purchase, severally and not jointly, the Notes as provided for in the Securities Purchase Agreement, Guarantors have agreed to jointly and severally guaranty all of Parent’s obligations under and with respect to the Notes and the Securities Purchase Agreement; and

WHEREAS, in connection herewith, Guarantors, Parent and Purchasers have entered into that certain Security Agreement dated of even date herewith (as amended, restated, supplemented, or otherwise modified from time to time, including all schedules thereto, the “Security Agreement”), pursuant to which Guarantors and Parent (Guarantors and Parent, collectively, “Obligors” and each, individually, an “Obligor”) have granted each of the Purchasers continuing security interests in all assets of each Obligor, as more fully set forth in the Security Agreement.

AGREEMENTS

NOW, THEREFORE, for and in consideration of the recitals made above and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, each Guarantor hereby agrees as follows:

1.           Definitions. All capitalized terms used herein that are not otherwise defined herein shall have the meanings given them in the Security Agreement.

2.           Guaranteed Obligations. Guarantors jointly and severally hereby irrevocably and unconditionally guaranty to Purchaser the due and punctual Satisfaction in Full of the Guaranteed Obligations (as defined below). “Guaranteed Obligations” means, collectively, all of the present and future payment and performance obligations of each Obligor arising under the Securities Purchase Agreement, any and all Notes payable to Purchaser, the Security Agreement and the other Transaction Documents, including, without limitation, reasonable attorneys' fees and expenses and any interest, fees, or expenses that accrue after the filing of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any Insolvency Proceeding.

3.           Guarantors' Representations and Warranties. Each Guarantor represents and warrants to Purchaser that such Guarantor expects to derive substantial benefits from the purchase by Purchasers of the Notes and the other transactions contemplated hereby and by the other Transaction Documents. Purchaser may rely conclusively on a continuing warranty, hereby made, that such Guarantor continues to be benefited by this Guaranty and Purchaser shall have no duty to inquire into or confirm the receipt of any such benefits, and this Guaranty shall be effective and enforceable by Purchaser without regard to the receipt, nature or value of any such benefits.

4.           Unconditional Nature. No act or thing need occur to establish any Guarantor's liability hereunder, and no act or thing, except Satisfaction in Full of the Guaranteed Obligations (as defined below), shall in any way exonerate any Guarantor hereunder or modify, reduce, limit or release any Guarantor's liability hereunder. This is an absolute, unconditional and continuing guaranty of payment of the Guaranteed Obligations and shall continue to be in force and be binding upon each Guarantor until Satisfaction in Full of the Guaranteed Obligations. Each Guarantor agrees that this Guaranty is a guaranty of Satisfaction in Full of the Guaranteed Obligations and not of collection, and that its obligations under this Guaranty shall be primary, absolute and unconditional. In addition to the terms set forth herein, it is expressly understood and agreed that, if, at maturity and at any time during the continuance of an Event of Default, the outstanding amount of the Guaranteed Obligations under the Transaction Documents (including, without limitation, all accrued interest thereon, all accrued late charges thereon and all premiums due in respect thereof) is declared to be immediately due and payable, then Guarantors shall, upon notice of such acceleration, without further demand, pay to Purchaser the entire outstanding Guaranteed Obligations due and owing to Purchaser.

5.           Subrogation. No Guarantor will exercise or enforce any right of contribution, reimbursement, recourse or subrogation available to such Guarantor as to any of the Guaranteed Obligations, or against any Person liable therefor, or as to any collateral security therefor, unless and until Satisfaction in Full of the Guaranteed Obligations.

6.           Enforcement Expenses. Each Guarantor shall pay or reimburse Purchaser for all reasonable costs, expenses and attorneys' fees paid or incurred by Purchaser in endeavoring to collect and enforce the Guaranteed Obligations and in enforcing this Guaranty.

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7.           Obligations Absolute. Each Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance which constitutes a legal or equitable discharge of a guarantor or surety other than Satisfaction in Full of the Guaranteed Obligations. In furtherance of the foregoing and without limiting the generality thereof, each Guarantor agrees that none of its obligations hereunder shall be affected or impaired by any of the following acts or things (which Purchaser is expressly authorized to do, omit or suffer from time to time, without consent or approval by or notice to any Guarantor): (a) any acceptance of collateral security, guarantors, accommodation parties or sureties for any or all of the Guaranteed Obligations; (b) one or more extensions or renewals of the Guaranteed Obligations (whether or not for longer than the original period) or any modification of the interest rates, maturities, if any, or other contractual terms applicable to any of the Guaranteed Obligations or any amendment or modification of any of the terms or provisions of any of the Transaction Documents; (c) any waiver or indulgence granted to Parent or any other Obligor, any delay or lack of diligence in the enforcement of the Guaranteed Obligations, or any failure to institute proceedings, file a claim, give any required notices or otherwise protect any of the Guaranteed Obligations; (d) any full or partial release of, compromise or settlement with, or agreement not to sue, Parent, any other Obligor or any other Person liable in respect of any of the Guaranteed Obligations; (e) any release, surrender, cancellation or other discharge of any evidence of the Guaranteed Obligations or the acceptance of any instrument in renewal or substitution therefor; (f) any failure to obtain collateral security (including rights of setoff) for the Guaranteed Obligations, or to see to the proper or sufficient creation and perfection thereof, or to establish the priority thereof, or to preserve, protect, insure, care for, exercise or enforce any collateral security; or any modification, alteration, substitution, exchange, surrender, cancellation, termination, release or other change, impairment, limitation, loss or discharge of any collateral security; (g) any collection, sale, lease or disposition of, or any other foreclosure or enforcement of or realization on, any collateral security; (h) any assignment, pledge or other transfer of any of the Guaranteed Obligations or any evidence thereof; (i) any manner, order or method of application of any payments or credits upon the Guaranteed Obligations or (j) Purchaser not being a Permitted Secured Party. Each Guarantor waives any and all defenses and discharges available to a surety, guarantor or accommodation co-obligor.

8.           Waivers by Guarantors. Each Guarantor waives any and all defenses, claims, setoffs and discharges of, and/or against, Parent, or any other Obligor or Person (including, without limitation, Purchaser), pertaining to the Guaranteed Obligations, except the defense of discharge by indefeasible satisfaction and discharge in full. Without limiting the generality of the foregoing, no Guarantor will assert, plead or enforce against any Purchaser any defense of waiver, release, discharge or disallowance in any Insolvency Proceeding, statute of limitations, res judicata, statute of frauds, anti-deficiency statute, fraud, incapacity, minority, usury, illegality or unenforceability which may be available to Parent or any other Obligor or Person liable in respect of any of the Guaranteed Obligations, or any setoff available to any Purchaser against Parent or any other such Obligor or Person, whether or not on account of a related transaction. Each Guarantor expressly agrees that such Guarantor shall be and remain liable for any deficiency remaining after foreclosure of any mortgage or security interest securing the Guaranteed Obligations, whether or not the liability of Parent or any other Obligor or Person for such deficiency is discharged pursuant to statute or judicial decision. The liability of each Guarantor shall not be affected or impaired by, and each Guarantor waives and agrees it shall not at any time insist upon, plead or in any manner clam or take the benefit of, any voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshalling of assets and liabilities, any valuation, appraisal, stay, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of, or other similar event or proceeding affecting, Parent or any of its assets. No Guarantor will assert, plead or enforce against any Purchaser any claim, defense or setoff available to such Guarantor against Parent. Each Guarantor waives presentment, demand for payment, notice of dishonor or nonpayment and protest of any instrument evidencing the Guaranteed Obligations. Purchaser shall not be required first to resort for payment of the Guaranteed Obligations to Parent or any other Person, or their properties, or first to enforce, realize upon or exhaust any collateral security for the Guaranteed Obligations, before enforcing this Guaranty.

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9.           If Payments Set Aside, etc. If any payment applied by Purchaser to the Guaranteed Obligations is thereafter set aside, recovered, rescinded or required to be returned for any reason (including, without limitation, the bankruptcy, insolvency or reorganization of Parent or any other Obligor or Person), the Guaranteed Obligations to which such payment was applied shall for the purpose of this Guaranty be deemed to have continued in existence, notwithstanding such application, and this Guaranty shall be enforceable as to such Guaranteed Obligations as fully as if such application had never been made.

10.         Additional Obligation of Guarantors. Each Guarantor’s liability under this Guaranty is in addition to and shall be cumulative with all other liabilities of such Guarantor to Purchaser as guarantor, surety, endorser, accommodation co-obligor or otherwise of any of the Guaranteed Obligations, without any limitation as to amount.

11.         No Duties Owed by Purchaser. Each Guarantor acknowledges and agrees that Purchaser (a) has not made any representations or warranties with respect to, (b) does not assume any responsibility to such Guarantor for, and (c) has no duty to provide information to such Guarantor regarding, the enforceability of any of the Guaranteed Obligations or the financial condition of Parent or any other Obligor or Person. Each Guarantor has independently determined the creditworthiness of Parent and the enforceability of the Guaranteed Obligations and until Satisfaction in Full of the Guaranteed Obligations will independently and without reliance on Purchaser continue to make such determinations.

12.         Miscellaneous.

(a)           This Guaranty may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof. Any party delivering an executed counterpart of this Guaranty by facsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Guaranty but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Guaranty.

(b)           Any provision of this Guaranty which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

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(c)           Headings used in this Guaranty are for convenience only and shall not be used in connection with the interpretation of any provision hereof.

(d)           The pronouns used herein shall include, when appropriate, either gender and both singular and plural, and the grammatical construction of sentences shall conform thereto.

(e)           Unless the context of this Guaranty or any other Transaction Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Guaranty or any other Transaction Document refer to this Guaranty or such other Transaction Document, as the case may be, as a whole and not to any particular provision of this Guaranty or such other Transaction Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Guaranty unless otherwise specified. Any reference in this Guaranty or in any other Transaction Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). “Satisfaction in Full of the Guaranteed Obligations” shall mean the indefeasible payment in full in cash and discharge, or other satisfaction in accordance with the terms of the Transaction Documents and discharge, of all Guaranteed Obligations in full. “Satisfaction in Full of the Secured Obligations” shall mean the indefeasible payment in full in cash and discharge, or other satisfaction in accordance with the terms of the Transaction Documents and discharge, of all Secured Obligations in full. Any reference herein to any Person shall be construed to include such Person’s permitted successors and permitted assigns.

(f)           This Guaranty shall be effective upon delivery to Purchaser, without further act, condition or acceptance by Purchaser, shall be binding upon each Guarantor and the successors and assigns of each Guarantor, and shall inure to the benefit of Purchaser and its participants, successors and assigns. This Guaranty may not be waived, modified, amended, terminated, released or otherwise changed except by a writing signed by each Guarantor and Purchaser.

(g)           The language used in this Guaranty will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. For clarification purposes, the Recitals are part of this Guaranty.

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(h)          All dollar amounts referred to in this Guaranty and the other Transaction Documents (as defined in the Securities Purchase Agreement) are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Guaranty and all other Transaction Documents shall be paid in U.S. Dollars. All amounts denominated in other currencies shall be converted in the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Guaranty, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

(i)            Judgment Currency.

(i)            If for the purpose of obtaining or enforcing judgment against any Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 12(i) referred to as the “Judgment Currency”) an amount due in U.S. Dollars under this Guaranty or any other Transaction Document, the conversion shall be made at the Exchange Rate prevailing on the Trading Day (as defined in the Securities Purchase Agreement) immediately preceding: (1) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date or (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 12(i)(i) being hereinafter referred to as the “Judgment Conversion Date”).

(ii)           If in the case of any proceeding in the court of any jurisdiction referred to in Section 12(i)(i) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of U.S. Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(iii)          Any amount due from any Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty or any other Transaction Document.

13.         Notices. All notices and other communications provided for hereunder shall be given in the form and manner, and delivered to such addresses, as specified in the Security Agreement.

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14.         Governing Law; Jurisdiction; Service of Process; Jury Trial.  All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper; provided, however, any suit seeking enforcement of this Guaranty may be brought, at Purchaser’s option, in the courts of any jurisdiction where Purchaser elects to bring such action. Each Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Guaranty and agrees that such service shall constitute good and sufficient service of process and notice thereof. Without limitation of the foregoing, each Guarantor hereby irrevocably appoints Parent as such Guarantor’s agent for purposes of receiving and accepting any service of process hereunder. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

[signature page follows]

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IN WITNESS WHEREOF, this Guaranty has been duly executed by each Guarantor as of the date set forth above.

PARADIGM HOLDINGS, INC.

By:	/s/ Peter B. LaMontagne

Name:	Peter B. LaMontagne

Title:	President & Chief Executive Officer

PARADIGM SOLUTIONS CORPORATION

By:	/s/ Peter B. LaMontagne

Name:	Peter B. LaMontagne

Title:	President & Chief Executive Officer

CALDWELL TECHNOLOGY SOLUTIONS LLC

By:	/s/ Peter B. LaMontagne

Name:	Peter B. LaMontagne

Title:	Manager

TRINITY INFORMATION MANAGEMENT
SERVICES

By:	/s/ Peter B. LaMontagne

Name:	Peter B. LaMontagne

Title:	President & Chief Executive Officer

Exhibit 15

EXECUTION VERSION

CONSENT AND
AMENDMENT
TO
PREFERRED STOCK PURCHASE AGREEMENT

This Consent and Amendment to Preferred Stock Purchase Agreement (this “Amendment”) is made effective as of May 26, 2010 (the “Amendment Date”) and is entered into by and among Paradigm Holdings, Inc., a Wyoming corporation (the “Company”), Hale Capital Partners, LP, a Delaware limited partnership (“Hale Capital”) and EREF PARA, LLC (“EREF PARA” and, collectively with Hale Capital, the “Purchasers”).

Capitalized terms used in this Amendment that are not otherwise defined herein shall have the meanings set forth in the Agreement (as defined below).

WHEREAS, the Company and the Purchasers are parties to that certain Preferred Stock Purchase Agreement dated February 27, 2009 (the “Agreement”);

WHEREAS, the Company desires to sell Senior Secured Subordinated Notes (the “Notes”) and issue certain shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), as prepaid interest on such Notes to Hale Capital and certain other purchasers (the “Note Investors”);

WHEREAS, in order to make the required number of shares of the Common Stock available for issuance to the Note Investors, the Purchasers have agreed that the Warrants (as defined below) shall not be exercisable until the consummation of the Merger (as defined below).

WHEREAS, the Note Investors are only willing to purchase Notes if the Company and the Purchasers enter into this Amendment;

WHEREAS, the Purchasers believe that it is in their best interests for the Company to sell the Notes to the Note Investors; and

WHEREAS, the Agreement may be amended by a written instrument signed by Hale Capital and the Company.

NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Purchasers and the Company hereby agree as follows:

1.	Amendment of the Agreement.

The parties hereby agree to amend the terms of the Agreement as of the Amendment Date as provided below.

1.1          Amendment of Section  1.1. Section 1.1 of the Agreement is hereby amended to add the following definitions:

““Notes” has the meaning set forth in the Note Purchase Agreement.”

““Note Purchase Agreement” means that certain Securities Purchase Agreement dated May 26, 2010 among the Company, Hale Capital and each of the other purchasers identified on the signature pages thereto.”

““Performance Bond” has the meaning set forth in the Note Purchase Agreement.”

1.2          Further Amendment of Section 1.1. The definition of “Registrable Securities” set forth in Section 1.1 of the Agreement is hereby amended and restated in its entirety to read as follows:

““Registrable Securities” means (i) all Underlying Shares and (ii) all Common Shares (as defined in the Note Purchase Agreement), together with any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.”

1.3          Amendment of Section 4.5(a). Section 4.5(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(a) After the earlier to occur of (x) August 31, 2010 and (y) Amendment Date, the Company shall maintain a reserve from its duly authorized shares of Common Stock for issuance pursuant to the Transaction Documents in such amount as may be required to fulfill its obligations in full under the Transaction Documents.”

1.4          Amendment of Section 4.6(d). Section 4.6(d) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(d) The provisions contained in this Section 4.6 shall not apply to issuances of the Notes or Common Shares or the issuance of Excluded Stock,.”

1.5          Amendment of Section 4.7. Section 4.7 of the Agreement is hereby amended and restated in its entirety to read as follows:

“4.7 Exercise Procedures. The form of Exercise Notice included in the Warrants sets forth the totality of the procedures required by the Purchasers in order to exercise the Warrants. No other information or instructions shall be necessary to enable the Purchasers to exercise the Warrants. After the earlier to occur of (x) August 31, 2010 and (y) the Amendment Date, the Warrants shall become exercisable and the Company shall honor exercises of the Warrants, and shall deliver all Underlying Shares, in accordance with the terms, conditions and time periods set forth in the Transaction Documents.”

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1.6          Amendment of Section 4.22. Section 4.22 of the Agreement is hereby amended and restated in its entirety to read as follows:

“4.22. Certain Rights of the Company. If at any time a Purchaser and/or any transferee(s) of that Purchaser realizes cash proceeds with respect to the Preferred Shares, Warrants and Common Stock received upon exercise of the Warrants (for purposes of clarity, including pursuant to any dividends, redemptions or other payments made thereto in respect of the Preferred Shares) held by that Purchaser and/or any such transferee(s), in the aggregate equal to or in excess of (x) the Aggregate Purchase Price paid by that Purchaser as set forth on Schedule A, plus (y) two hundred percent (200%) of such Aggregate Purchase Price, then the Company shall have the option to repurchase all outstanding Preferred Shares held by that Purchaser and/or any such transferee(s) (other than the portion of the Excluded Shares (as defined below) held by that Purchaser and/or any such transferee(s)) for no additional consideration by the Company. Each Purchaser shall be required to provide the Company and, if applicable, such transferee(s), with written notice of the occurrence of the foregoing with respect to such Purchaser within five (5) Business Days of such occurrence and the Company shall have the option to exercise the foregoing right by providing written notice to such Purchaser and/or, if applicable, such transferee(s) within 30 days of its receipt of such Purchaser’s written notice; provided that the Company may provide notice to such Purchaser and/or, if applicable, such transferee(s) once such Purchaser and/or, if applicable, such transferee(s) have realized cash proceeds as set forth in clauses (x) and (y) above. For the purpose of this Agreement, “Excluded Shares” means (1) the sum of (i) 600 Preferred Shares (as adjusted for stock splits, recapitalizations and similar events) and (ii) such number of Preferred Shares equal to the product of (x) 467.17 Preferred Shares (as adjusted for stock splits, recapitalizations and similar events) and (y) the number of calendar months during the period commencing on February 28, 2011 and ending on the earlier to occur of (A) February 28, 2012, (B) the date the Performance Bond and the Notes have been repaid in full or (C) the date the Preferred Shares have been redeemed in full pursuant to Section 7 of the Certificate of Designations minus (2) such number of Preferred Shares which have been redeemed by the Company pursuant to Section 7(b)(ii) of the Certificate of Designations; provided that such total cannot be less than zero. The Company hereby agrees that any redemptions pursuant to Section 7 of the Certificate of Designations shall redeem the Preferred Shares that are not Excluded Shares prior to any redemption of Excluded Shares. Nothing herein shall be deemed to amend or waive the Company’s obligations to redeem Preferred Shares in accordance with the Certificate of Designations provided however there shall be no interest penalty under section 7(d) of the Certificate of Designations for Excluded Shares prior to the Maturity Date (as defined in the Certificate of Designations). For purposes of this Section 4.22, references to the Certificate of Designations also refer to the Certificate of Designations of Series A-1 Senior Preferred Stock of Paradigm Holdings, Inc., a Nevada corporation.”

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2.            Consents.  Pursuant to the requirements of the Agreement, the Certificate of Designations (as defined in the Agreement) and the Certificate of Designations of Series A-1 Senior Preferred Stock of Paradigm Holdings, Inc., a Nevada corporation, the Purchasers hereby consent to the transactions contemplated by that certain Securities Purchase Agreement dated May 26, 2010 among the Company, Hale Capital and each of the other purchasers identified on the signature pages thereto (the “Note Purchase Agreement”) and each of the other Transaction Documents (as defined in the Note Purchase Agreement). The Purchasers further consent to the agreements with respect to the issuance of the Performance Bond (as defined in the Note Purchase Agreement), including, without limitation, the letter of credit by Silicon Valley Bank to Zurich American Insurance Company and Fidelity and Deposit Company of Maryland initially in the aggregate amount of $4,000,000 contemplated thereby, in the form delivered to the Purchasers on the Closing Date. The Purchasers further consent to the incurrence of additional Indebtedness to Silicon Valley Bank in an amount equal to the principal amount of the Notes outstanding from time to time such that the aggregate amount of Indebtedness that the Company and its Subsidiaries (as defined in the Agreement) may owe to Silicon Valley Bank under the Senior Facility (as defined in the Agreement) or otherwise as of the Closing Date shall be $8,500,000 (subject to reduction on a dollar-for-dollar basis in connection with any decrease in the principal amount of the Notes outstanding from time to time, whether by redemption, exchange, acceleration or conversion of the Notes, as applicable, or otherwise pursuant to the terms of the Notes). The Purchasers further consent to the compliance by the Company and its Subsidiaries with the terms of such Indebtedness in the form delivered to the Purchasers on the Closing Date.

3.            Warrants. Each of the parties hereto hereby agrees that, notwithstanding the terms of the Class A Warrants dated February 27, 2009 issued to each of Hale Capital and EREF PARA (the “Class A Warrants”) and the Class B Warrants dated February 27, 2009 issued to each of Hale Capital and EREF PARA (the “Class B Warrants” and collectively with the Class A Warrants, the “Warrants”), the Warrants shall not be exercisable until the earlier to occur of (x) August 31, 2010 and (y) consummation of the merger of the Company with and into Paradigm Holdings, Inc., a Nevada corporation and wholly-owned subsidiary of the Company (the “Merger”). Each of the parties hereto further agree, that notwithstanding the terms of the Warrants or the Certificate of Designations, that the Company shall be under no obligation to reserve shares for issuance with respect to the Warrants until the earlier to occur of (x) August 31, 2010 and (y) the consummation of the Merger.

4.            Miscellaneous.

4.1          No Other Changes. All terms of the Agreement shall remain in full force and effect as amended hereby.

4.2          Governing Law. This Amendment shall be governed in all respects by the internal laws of the State of New York as applied to agreements entered into among New York residents to be performed entirely within New York, without regard to principles of conflicts of law.

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4.3          Severability. If any provision of this Amendment is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Amendment shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Amendment.

4.4         Counterparts. This Amendment may be executed in any number of counterparts and signatures may be delivered by facsimile or other electronic means, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have caused this Consent and Amendment to Preferred Stock Purchase Agreement to be executed effective as of the date first set forth above.

PARADIGM HOLDINGS, INC.

By:	/s/ Peter B. LaMontage
Peter B. LaMontage
President and Chief Executive Officer

HALE CAPITAL PARTNERS, LP

By:
Martin M. Hale, Jr.
Chief Executive Officer

EREF PARA, LLC

By: Hale Fund Management, LLC, its Managing
Member

By:
Martin M. Hale, Jr.
Chief Executive Officer

IN WITNESS WHEREOF, the parties have caused this Consent and Amendment to Preferred Stock Purchase Agreement to be executed effective as of the date first set forth above.

PARADIGM HOLDINGS, INC.

By:
Peter B. LaMontage
President and Chief Executive Officer

HALE CAPITAL PARTNERS, LP

By:	/s/ Martin M. Hale, Jr.	Martin Hale 2010.05.26 14:54:16 -04'00'
Martin M. Hale, Jr.
Chief Executive Officer

EREF PARA, LLC

By: Hale Fund Management, LLC, its Managing
Member

By:	/s/ Martin M. Hale, Jr.	Martin Hale 2010.05.26 14:54:34 -04'00'
Martin M. Hale, Jr.
Chief Executive Officer

Exhibit 16

SUBORDINATION AGREEMENT

This Subordination Agreement (the “Agreement”) is made as of May 26, 2010, by and between Hale Capital Partners, LP and EREF PARA, LLC (individually and collectively, “Creditor”), and SILICON VALLEY BANK, a California corporation, with its principal place of business at 3003 Tasman Drive, Santa Clara, California 95054 and with a loan production office located at 2221 Washington Street, Suite 200, Newton, Massachusetts 02462 (“Bank”).

Recitals

A.          PARADIGM HOLDINGS, INC., a Wyoming corporation (“Holdings”), PARADIGM SOLUTIONS CORPORATION, a Maryland corporation, CALDWELL TECHNOLOGY SOLUTIONS LLC, a Maryland limited liability company and TRINITY INFORMATION MANAGEMENT SERVICES, a Nevada corporation (jointly and severally, individually and collectively, “Borrower”) have requested and/or obtained certain loans or other credit accommodations from Bank to Borrower which are or may be from time to time secured by assets and property of Borrower.

B.           Creditor has extended loans or other credit accommodations to Borrower, and/or may extend loans or other credit accommodations to Borrower from time to time.

C.           In order to induce Bank to extend credit to Borrower and, at any time or from time to time, at Bank’s option, to make such further loans, extensions of credit, or other accommodations to or for the account of Borrower, or to purchase or extend credit upon any instrument or writing in respect of which Borrower may be liable in any capacity, or to grant such renewals or extension of any such loan, extension of credit, purchase, or other accommodation as Bank may deem advisable, Creditor is willing to subordinate: (i) all of Borrower’s indebtedness to Creditor under and pursuant to that certain Securities Purchase Agreement dated as of the date hereof by and among Holdings, Creditor and certain other parties (the “Securities Purchase Agreement”) and the Transaction Documents, as that term is defined in the Securities Purchase Agreement (the “Transaction Documents”) (including, without limitation, principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations), plus (except as provided herein) any non-stock dividends and/or distributions or other payments pursuant to call, put, redemption or conversion features in connection with equity securities of Borrower issued to or held by Creditor, whether presently existing or arising in the future (the “Subordinated Debt”) to all of Borrower’s indebtedness and obligations to Bank; and (ii) all of Creditor’s security interests, if any, to all of Bank’s security interests in the Borrower’s property.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.           Creditor subordinates to Bank any security interest or lien that Creditor may have in any property of Borrower to secure the Subordinated Debt. Notwithstanding the respective dates of attachment or perfection of the security interest of Creditor and the security interest of Bank, the security interest of Bank in the Collateral (the “Collateral”), as defined in a certain Loan and Security Agreement among Borrower and Bank dated as of March 13, 2007, as amended by a certain First Loan Modification Agreement dated as of August 11, 2008, as further amend by a certain Second Loan Modification Agreement dated as of March 18, 2009, as further amended by a certain Third Loan Modification Agreement dated as of May 4, 2009, and as further amended by a certain Fourth Loan Modification Agreement dated as of July 2, 2009 (as may be affected, amended, modified, restated, replaced, or supplemented from time to time, the “Loan Agreement”), shall at all times be senior to the security interest of Creditor.

2.           All Subordinated Debt is subordinated in right of payment to all obligations of Borrower to Bank now existing or hereafter arising, together with all costs of collecting such obligations (including attorneys’ fees), including, without limitation, all interest accruing after the commencement by or against Borrower of any bankruptcy, reorganization or similar proceeding, and all obligations under the Loan Agreement (the “Senior Debt”).

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3.           Creditor will not demand or receive from Borrower (and Borrower will not pay to Creditor) all or any part of the Subordinated Debt, by way of payment, prepayment, setoff, lawsuit or otherwise, nor will Creditor exercise any remedy with respect to the Collateral, nor will Creditor commence, or cause to commence, prosecute or participate in any administrative, legal or equitable action against Borrower, until such time as (i) the Senior Debt is fully paid in cash, and (ii) Bank has no commitment or obligation to lend any further funds to Borrower, and (iii) all financing agreements between Bank and Borrower are terminated. Notwithstanding the foregoing, (a) Creditor may make demand for payment or accelerate the maturity of the Subordinated Debt, and send notice to Bank as set forth in Section 4 below, and (b) provided that an Event of Default (as defined in the Loan Agreement) has not occurred and is not continuing and would not exist immediately after such payment, Creditor shall be entitled to receive each regularly scheduled, non-accelerated payment of non-default interest as and when due and payable in accordance with the terms of the Transaction Documents as in effect on the date hereof or as modified with the written consent of the Bank; and (b) upon and after the termination of letter of credit number SVBSF006331 dated as of May 26, 2010 issued by Bank, Creditor shall be permitted to receive principal payments in an aggregate amount not to exceed Four Million Dollars ($4,000,000.00) so long as such payments are made directly from money market account number 3300524327 maintained with Bank. Nothing contained in this Agreement shall prohibit Creditor from converting all or any part of the Subordinated Debt into equity securities of Borrower provided that, if such securities have any call, put or other conversion features that would obligate Borrower to declare or pay cash dividends, make cash distributions, or otherwise pay any money or consideration to the holder, Creditor hereby agrees that Borrower may not declare, pay or make such dividends, distributions or other payments to Creditor, and Creditor shall not accept any such dividends, distributions or other payments except as may be permitted in the Loan Agreement, and except to the extent such dividends, distributions or other payments are in the form of Borrower’s stock. In addition to the foregoing, Borrower may make cash payments in connection with redemptions of the preferred stock pursuant to that certain Certificate of Designations of Series A-l Senior Preferred Stock dated as of the date hereof executed by Holdings, in an aggregate amount of up to Fifty Thousand Dollars ($50,000.00) per month commencing after the execution by Borrower and Bank of the Fifth Loan Modification Agreement, provided that an Event of Default (as defined in the Loan Agreement) has not occurred and is not continuing and would not exist or result after giving effect to any such payment (including solely as a result of the passage of time).

4.           Notwithstanding anything to the contrary contained herein, Creditor may, during the existence and continuance, after the giving of any notice, if any is so required, and the expiration of any applicable grace or cure period, if any, of any default in respect of the Subordinated Debt, and in accordance with the terms thereof, take an enforcement or other remedial action with respect to Borrower or any of its property on and after the date that is one hundred twenty (120) days after Creditor has given Bank written notice of its intention to do any of the foregoing in a letter that specifically references this Section and indicates what actions are contemplated. Borrower hereby expressly acknowledges and agrees that the delivery of such a notice by Creditor to Bank shall be an immediate Event of Default (as defined in the Loan Agreement), for which there shall be no grace or cure period.

5.           Creditor shall promptly deliver to Bank in the form received (except for endorsement or assignment by Creditor where required by Bank) for application to the Senior Debt any payment, distribution, security or proceeds received by Creditor with respect to the Subordinated Debt other than in accordance with this Agreement.

6.           In the event of Borrower’s insolvency, reorganization or any case or proceeding under any bankruptcy or insolvency law or laws relating to the relief of debtors, these provisions shall remain in full force and effect, and Bank’s claims against Borrower and the estate of Borrower shall be paid in full before any payment is made to Creditor. Further, notwithstanding anything to the contrary contained herein, in the event Creditor is permitted pursuant to the terms of this Agreement to exercise rights and remedies against Borrower, Creditor shall remit the proceeds of any such enforcement actions to Bank until all Senior Debt is paid in full.

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7.           Prior to Bank entering into an assignment of the Loan Documents (as defined in the Loan Agreement) (other than a partial assignment where the Bank has a majority interest of the Obligations (as defined in the Loan Agreement)) Bank shall notify (“Notice of Assignment”) Hale Capital Partners, LP (the “Agent Creditor”) and give the Agent Creditor the right to purchase, on a non-recourse basis, all (and not less than all, except as provided below) of the Loan Documents, for the full amount of the Obligations. Such assignment shall be on a non-recourse basis, pursuant to documentation in form and substance acceptable to Bank in its sole and absolute discretion, and the purchase price shall be paid, in cash, within five (5) business days of such Notice of Assignment by Bank, and all of Bank’s costs and expenses including attorneys’ fees in connection with such assignment shall also be included in such purchase price. In connection with such assignment, Bank may, at its sole option, as a condition to such assignment, require any outstanding letters of credit, and any other obligations (including, without limitation, cash management services including credit cards) to be paid in full, terminated to the satisfaction of Bank, or cash secured in form and substance acceptable to Bank at 105% of potential obligations, and that certain Collateral securing the Loan Documents will have to be released in favor of Bank to cash secure, in an amount satisfactory to Bank in its sole and absolute discretion, such obligations. Borrower’s failure to cooperate with any amendments to the Loan Documents requested by Bank in connection with the foregoing shall void the Bank’s obligation to enter into the within purchase option, and this Agreement will otherwise remain in full force and effect. Upon the consummation of any purchase and sale pursuant to this Section 7, Creditor shall, subject to the provisions herein, be entitled to the benefits of the Loan Agreement, any related loan documents assigned to Creditor pursuant thereto, and this Agreement inuring to Bank in respect of the Senior Debt and the Collateral. Without limiting the foregoing, Bank agrees that, at all times after such purchase and sale, Creditor shall have the exclusive right to take all actions and/or to otherwise manage, and enforce or exercise rights and remedies with respect to or against, the Senior Debt and/or the Collateral, and Bank shall not have the ability to take any actions and/or otherwise manage, or enforce or exercise rights and remedies with respect to or against, the Senior Debt and/or the Collateral. The provisions of this Section 7 shall be subject to Bank’s rights with respect to Borrower and all cash collateral securing letters of credit reimbursement obligations, and cash management services, including corporate credit cards and the like.

8.           Until the Senior Debt is fully paid in cash and Bank’s arrangements to lend any funds to Borrower have been terminated, Creditor irrevocably appoints Bank as Creditor’s attorney-in-fact, and grants to Bank a power of attorney with full power of substitution, in the name of Creditor or in the name of Bank, for the use and benefit of Bank, without notice to Creditor, at Bank’s option, to file the appropriate claim or claims in respect of the Subordinated Debt on behalf of Creditor if Creditor does not do so prior to 30 days before the expiration of the time to file claims in such proceeding.

9.           Creditor shall immediately affix a legend to the instruments evidencing the Subordinated Debt stating that the instruments are subject to the terms of this Agreement. By the execution of this Agreement, Creditor hereby authorizes Bank to amend any financing statements filed by Creditor against Borrower as follows: “In accordance with a certain Subordination Agreement by and among the Secured Party, the Debtor and Silicon Valley Bank, the Secured Party has subordinated any security interest or lien that Secured Party may have in any property of the Debtor to the security interest of Silicon Valley Bank in all assets of the Debtor, notwithstanding the respective dates of attachment or perfection of the security interest of the Secured Party and Silicon Valley Bank.”

10.         Bank may at any time and from time to time without the consent of or notice to Creditor, without incurring liability to Creditor and without impairing or releasing the obligations of Creditor under this Agreement, change the terms of the Senior Debt, or amend in any manner any agreement, note, guaranty or other instrument evidencing or securing or otherwise relating to the Senior Debt; provided that, Bank shall obtain Creditor’s prior written consent to any amendment to the Loan Agreement which increases the maximum principal amount of the Senior Debt in excess of Four Million Five Hundred Thousand Dollars ($4,500,000.00) (exclusive of any letters of credit issued or cash management services provided to Borrower by Bank) or extends the maturity date of the Senior Debt beyond May 15, 2011, which consent shall not be unreasonably withheld or delayed.

11.         No amendment of the Transaction Documents shall directly or indirectly modify the provisions of this Agreement in any manner which might terminate or impair the subordination of the Subordinated Debt or the subordination of the security interest or lien that Creditor may have in any property of Borrower. By way of example, the Transaction Documents shall not be amended to (i) increase the rate of interest with respect to the Subordinated Debt, or (ii) accelerate the payment of the principal or interest or any other portion of the Subordinated Debt. Bank shall have the sole and exclusive right to restrict or permit, or approve or disapprove, the sale, transfer or other disposition of Collateral except in accordance with the terms of the Senior Debt. Upon written notice from Bank to Creditor of Bank’s agreement to release its lien on all or any portion of the Collateral in connection with the sale, transfer or other disposition thereof by Bank (or by Borrower with consent of Bank), Creditor shall be deemed to have also, automatically and simultaneously, released its lien on such Collateral, and Creditor shall upon written request by Bank, immediately take such action as shall be necessary or appropriate to evidence and confirm such release. All proceeds resulting from any such sale, transfer or other disposition shall be applied first to the Senior Debt until payment in full thereof, with the balance, if any, to the Subordinated Debt, or to any other entitled party. If Creditor fails to release its lien as required hereunder, Creditor hereby appoints Bank as attorney in fact for Creditor with full power of substitution to release Creditor’s liens as provided hereunder. Such power of attorney being coupled with an interest shall be irrevocable.

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12.         All necessary action on the part of the Creditor, its officers, directors, partners, members and shareholders, as applicable, necessary for the authorization of this Agreement and the performance of all obligations of the Creditor hereunder has been taken. This Agreement constitutes the legal, valid and binding obligation of Creditor, enforceable against Creditor in accordance with its terms. The execution, delivery and performance of and compliance with this Agreement by Creditor will not (i) result in any material violation or default of any term of any of the Creditor’s charter, formation or other organizational documents (such as Articles or Certificate of Incorporation, bylaws, partnership agreement, operating agreement, etc.) or (ii) violate any material applicable law, rule or regulation.

13.         If, at any time after payment in full of the Senior Debt any payments of the Senior Debt must be disgorged by Bank for any reason (including, without limitation, the bankruptcy of Borrower), this Agreement and the relative rights and priorities set forth herein shall be reinstated as to all such disgorged payments as though such payments had not been made and Creditor shall immediately pay over to Bank all payments received with respect to the Subordinated Debt to the extent that such payments would have been prohibited hereunder. Subject to Section 10, at any time and from time to time, without notice to Creditor, Bank may take such actions with respect to the Senior Debt as Bank, in its sole discretion, may deem appropriate, including, without limitation, terminating advances to Borrower, and enforcing or failing to enforce any rights against Borrower or any other person. No such action or inaction shall impair or otherwise affect Bank’s rights hereunder. Creditor waives any benefits of California Civil Code Sections 2809, 2810, 2819, 2845, 2847, 2848, 2849, 2850, 2899 and 3433.

14.         This Agreement shall bind any successors or assignees of Creditor and shall benefit any successors or assigns of Bank. This Agreement shall remain effective until terminated in writing by Bank. This Agreement is solely for the benefit of Creditor and Bank and not for the benefit of Borrower or any other party. Creditor further agrees that if Borrower is in the process of refinancing any portion of the Senior Debt with a new lender, and if Bank makes a request of Creditor, Creditor shall agree to enter into a new subordination agreement with the new lender on substantially the terms and conditions of this Agreement.

15.         Creditor hereby agrees to execute such documents and/or take such further action as Bank may at any time or times reasonably request in order to carry out the provisions and intent of this Agreement, including, without limitation, ratifications and confirmations of this Agreement from time to time hereafter, as and when requested by Bank.

16.         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

17.         This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to conflicts of laws principles. Creditor and Bank submit to the exclusive jurisdiction of the state and federal courts located in Santa Clara County, California in any action, suit, or proceeding of any kind, against it which arises out of or by reason of this Agreement. CREDITOR AND BANK WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN.

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WITHOUT INTENDING IN ANY WAY TO LIMIT THE PARTIES’ AGREEMENT TO WAIVE THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY, if the above waiver of the right to a trial by jury is not enforceable, the parties hereto agree that any and all disputes or controversies of any nature between them arising at any time shall be decided by a reference to a private judge, mutually selected by the parties (or, if they cannot agree, by the Presiding Judge of the Santa Clara County, California Superior Court) appointed in accordance with California Code of Civil Procedure Section 638 (or pursuant to comparable provisions of federal law if the dispute falls within the exclusive jurisdiction of the federal courts), sitting without a jury, in Santa Clara County, California; and the parties hereby submit to the jurisdiction of such court. The reference proceedings shall be conducted pursuant to and in accordance with the provisions of California Code of Civil Procedure §§ 638 through 645.1, inclusive. The private judge shall have the power, among others, to grant provisional relief, including without limitation, entering temporary restraining orders, issuing preliminary and permanent injunctions and appointing receivers. All such proceedings shall be closed to the public and confidential and all records relating thereto shall be permanently sealed. If during the course of any dispute, a party desires to seek provisional relief, but a judge has not been appointed at that point pursuant to the judicial reference procedures, then such party may apply to the Santa Clara County, California Superior Court for such relief. The proceeding before the private judge shall be conducted in the same manner as it would be before a court under the rules of evidence applicable to judicial proceedings. The parties shall be entitled to discovery which shall be conducted in the same manner as it would be before a court under the rules of discovery applicable to judicial proceedings. The private judge shall oversee discovery and may enforce all discovery rules and order applicable to judicial proceedings in the same manner as a trial court judge. The parties agree that the selected or appointed private judge shall have the power to decide all issues in the action or proceeding, whether of fact or of law, and shall report a statement of decision thereon pursuant to the California Code of Civil Procedure § 644(a). Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral, or obtain provisional remedies. The private judge shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph.

18.         This Agreement represents the entire agreement with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and commitments. Creditor is not relying on any representations by Bank or Borrower in entering into this Agreement, and Creditor has kept and will continue to keep itself fully apprised of the financial and other condition of Borrower. This Agreement may be amended only by written instrument signed by Creditor and Bank.

16.         In the event of any legal action to enforce the rights of a party under this Agreement, the party prevailing in such action shall be entitled, in addition to such other relief as may be granted, all reasonable costs and expenses, including reasonable attorneys’ fees, incurred in such action.

[Signature page follows.]

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

“Creditor”	“Bank”

HALE CAPITAL PARTNERS, LP	SILICON VALLEY BANK

By:	By:	/s/ Christine Egitto

Title:	Title:	VP

EREF PARA, LLC

By: Hale Fund Management, LLC, its Managing Member

By:

Title:

The undersigned approves of the terms of this Agreement.

“Borrower”

PARADIGM HOLDINGS, INC.

By:

Title:

PARADIGM SOLUTIONS CORPORATION

By:

Title:

CALDWELL TECHNOLOGY SOLUTIONS LLC

By:

Title:

TRINITY INFORMATION MANAGEMENT SERVICES

By:

Title:

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

“Creditor”			“Bank”

HALE CAPITAL PARTNERS, LP			SILICON VALLEY BANK

Martin Hale
By:	/s/ Martin Hale	2010.05.26 14:55:15	By:
-04'00'

Title:			Title:

EREF PARA, LLC

By: Hale Fund Management, LLC, its Managing Member

By:	/s/ Martin Hale	Martin Hale 2010.05.26 14:55:28 -04'00'

Title:

The undersigned approves of the terms of this Agreement.

“Borrower”

PARADIGM HOLDINGS, INC.

By:

Title:

PARADIGM SOLUTIONS CORPORATION

By:

Title:

CALDWELL TECHNOLOGY SOLUTIONS LLC

By:

Title:

TRINITY INFORMATION MANAGEMENT SERVICES

By:

Title:

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

“Creditor”	“Bank”

HALE CAPITAL PARTNERS, LP	SILICON VALLEY BANK

By:	By:

Title:	Title:

EREF PARA, LLC

By: Hale Fund Management, LLC, its Managing Member

By:

Title:

The undersigned approves of the terms of this Agreement.

“Borrower”

PARADIGM HOLDINGS, INC.

By:	/s/ Peter B. LaMontagne

Title: President and Chief Executive Officer

PARADIGM SOLUTIONS CORPORATION

By:	/s/ Peter B. LaMontagne

Title: President and Chief Executive Officer

CALDWELL TECHNOLOGY SOLUTIONS LLC

By:	/s/ Peter B. LaMontagne

Title: Manager

TRINITY INFORMATION MANAGEMENT SERVICES

By:	/s/ Peter B. LaMontagne

Title: President and Chief Executive Officer

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